FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 3/21/2025

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
26, Boulevard Royal - 4th floor
L-2449 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable
2

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s Annual Report for the year ended on December 31, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Guillermo Etchepareborda        By: /s/ Sebastián Martí
Name: Guillermo Etchepareborda        Name: Sebastián Martí
Title: Attorney in Fact                Title: Attorney in Fact

Dated: March 21, 2025

ANNUAL REPORT 2024

TERNIUM S.A.
Annual Report 2024

INDEX

4	Company Profile
5	Consolidated Management Report
	5	Performance Indicators
	7	Operating and Financial Review and Prospects
	14	Research and Development
	15	Outlook and Next Steps
	16	Corporate Governance
	18	Risks Factors
	43	Alternative Performance Measures
45	Consolidated Financial Statements
145	Audited Annual Accounts of Ternium S.A. Société Anonyme

Ternium S.A. is a Luxembourg company (société anonyme) and its American Depositary Shares, or ADSs, are listed on the New York Stock Exchange (NYSE: TX).
The financial and operational information contained in this annual report is based on Ternium’s operational data and on the company’s consolidated financial statements, which were prepared in accordance with IFRS as issued by the IASB and adopted by the European Union and presented in U.S. dollars ($) and metric tons.

This annual report and any other oral or written statements made by us to the public may contain “forward-looking statements” within the meaning of applicable securities laws, including with respect to certain of our plans and current goals and expectations relating to Ternium’s future financial condition and performance. Forward looking statements are provided to allow potential investors the opportunity to understand management’s beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment in Ternium’s securities. All forward-looking statements are based on management’s present expectations of future events and are subject to a number of factors and uncertainties that cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks relating to the steel industry and mining activities, risks relating to countries in which we operate, risks relating to our business, including uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products, price and availability of raw materials, risks relating to the Company’s structure and regulatory and litigation risks, as well as other factors beyond Ternium’s control.
For a detailed description of Ternium’s main risks and uncertainties, please see the section “Risk Factors” included in this annual report. By their nature, certain disclosures relating to these and other risks are only estimates and could be materially different from what actually occurs in the future. As a result, actual future gains or losses that may affect Ternium’s financial condition and results of operations could differ materially from those that have been estimated. You should not place undue reliance on the forward-looking statements, which speak only as of the date of this annual report. Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of changes of circumstances or management’s estimates or opinions, new information, future events or otherwise.

TERNIUM S.A.
Annual Report 2024

Certain Defined Terms

In this annual report, unless otherwise specified or if the context so requires:

- References to “Adjusted EBITDA”, “Adjusted Net Income”, “Adjusted Owners of the Parent’s Net Income”, “Adjusted Earnings per ADS”, “Net Cash (Debt)” and “Free Cash Flow” correspond to non-IFRS alternative performance measures. The reconciliation of non-IFRS alternative performance measures to the most directly comparable IFRS measures is included in section “Alternative Performance Measures” of this annual report;

- References to “ADSs” are to the American Depositary Shares, which are evidenced by American Depositary Receipts;

- References to “billions” are to thousands of millions, or 1,000,000,000;

- References to “finished steel products” are to steel products other than steel slabs;

- References to “San Faustin” are to San Faustin S.A., a Luxembourg société anonyme and Ternium S.A.’s controlling shareholder;

- References to “Techgen” are to Techgen S.A. de C.V., a Mexican corporation, 48% owned by Ternium, 22% owned by Tenaris, and 30% owned by Tecpetrol International S.A., a wholly owned subsidiary of San Faustin;

- References to “Tenaris” are to Tenaris S.A., a Luxembourg société anonyme and a shareholder of Ternium S.A.;

- References to “Tenigal” are to Tenigal S.R.L. de C.V., a Mexican company, 51% owned by Ternium and 49% owned by Nippon Steel Corporation, or NSC;

- References to “Ternium”, the “company”, “we,” “us” or “our” are to Ternium S.A. and its consolidated subsidiaries;

- References to “Ternium Investments” are to Ternium Investments S.à r.l., a Luxembourg société à responsabilité limitée, and a wholly owned subsidiary of Ternium S.A.;

- References to “Ternium S.A.” are exclusively to Ternium S.A., a Luxembourg société anonyme;

- References to “tons” are to metric tons; one metric ton is equal to 1,000 kilograms, 2,204.62 pounds or 1.102 U.S. (short) tons; and

- References to “Usiminas” are to Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS, a listed Brazilian corporation controlled by Usiminas control group, which is composed by Ternium Investments, Ternium Argentina, and Tenaris’s subsidiary, Confab Industrial S.A. (all of which conform the T/T Group), NSC, Metal One Corporation and Mitsubishi Corporation (all of which conform the NSC Group) and Usiminas’ pension fund Previdência Usiminas.

TERNIUM S.A.
Company Profile

The Company

Ternium is a leading steel producer in the Americas. The company provides advanced steel products to a wide range of manufacturing industries and the construction sector. The quality of our products, services, and processes, and the professionalism of our people are among our main competitive advantages. We focus on the continuous improvement of our plants and processes, as well as on the development of new technologies and products.

We are committed to achieving excellence in the environmental and energy performance of our operations and becoming a model for our communities in terms of environmental care. We have an energy efficiency program aimed at continuously improving our operational performance. Additionally, we collaborate with our value chain in the analysis and implementation of various alternatives to reduce the carbon footprint of all operations.

For Ternium, nothing is more important than the health and safety of the people who work at the company. Our priority is to provide a safe workplace and promote well-being and a healthy lifestyle. We have standardized systems for managing occupational health, safety and our impact in the environment (EHS), and we allocate significant resources to projects in these areas. Our risk assessment and EHS management are integrated into our business processes and reflect our policies. We strive to train our own employees, as well as the employees of our service providers, ensuring alignment with our safety vision and objectives.

We aim to provide employees with opportunities to develop and realize their potential, and promote diversity, equity, and inclusion by rejecting any form of discrimination based on gender, sexual orientation, ethnic origin, color, age, religion, or political beliefs. Through Ternium University, we offer a wide variety of training programs to support our teams’ efforts in the pursuit of innovation, continuous improvement, and excellence.

We understand that the success of our industrial project is linked to the inclusive development and growth of the communities near our operations. Under this premise, Ternium has carried on long-standing community programs. Our activities focus on supporting education and creating merit-based opportunities, with a strong emphasis on technical education as a driver for growth, transformation and social mobility. We offer scholarships and internships for students, as well as training activities for teachers. Additionally, we are committed to enhancing school infrastructure though financial support and the organization of volunteering events. We also sponsor a variety of artistic, social, and sports events to further enrich the community.

Ternium has various policies, codes, and procedures aimed at ensuring transparency and ethical behavior of employees and third parties performing services for or on behalf of the company. We have mandatory training programs on the company’s Policy on Business Conduct and promote the use of a Compliance Line to report any alleged violation thereto. Transparency in management and communication is a fundamental value in our relationship with employees, customers, suppliers, and neighboring communities. We are dedicated to fostering a culture of openness and honesty in all our actions.

Our Sustainability Agenda

Ternium has formally committed to supporting and advancing the development goals outlined by the United Nations Global Compact. We report on our progress toward achieving our sustainability goals through frameworks such as the Global Reporting Initiative and the Sustainability Accounting Standards Board. Additionally, we follow the guidelines set by The World Steel Association and incorporate the recommendations of the Task Force on Climate-related Financial Disclosures to ensure comprehensive climate change reporting. We annually review the economic, social, and environmental issues identified as key by our management and stakeholders. To this end, we rely on regular communication channels with employees, customers, suppliers, neighboring communities, investors and industrial associations. Among other activities, senior management lead open talks involving employees, customers, suppliers and community leaders. We also organize a Safety Day for employees and executives to discuss safety issues aimed at improving the performance of our operations. Assessments of our performance on business sustainability issues are available on platforms like CDP and EcoVadis. In addition, through the ProPymes program, we work closely with our customers and suppliers to strengthen the steel value chain.

We target a 15% reduction in our emissions intensity by 2030 compared to a 2023 baseline, including Scope 1, 2, and 3 Category 1 (Purchased Goods and Services) and Category 10 (Processing of Sold Products) calculated using the GHG Protocol methodology. Beyond this target, we partner with other companies and institutions to research and develop new technologies as part of our ambition to achieve carbon neutrality. Furthermore, Usiminas has an emissions intensity reduction target in its Ipatinga unit’s steelmaking operations of 15% by 2030, compared to a 2019 baseline (scopes 1 and 2).

TERNIUM S.A.
Consolidated Management Report

Performance Indicators

	2024	2023(1)	2022	2021	2020
STEEL AND MINING SHIPMENTS (000 tons)
Mexico	8,200	8,355	6,843	6,534	5,913
Brazil	3,941	2,014	723	1,160	861
Southern Region (2)	1,806	2,271	2,362	2,503	1,924
Other Markets	1,674	1,573	1,968	1,868	2,662
Total steel products	15,622	14,213	11,896	12,065	11,360
Mining products	6,426	4,128	0	262	508

ECONOMIC AND FINANCIAL INDICATORS ($ million)
Net sales	17,649	17,610	16,414	16,091	8,735
Operating income	1,263	2,198	2,700	5,271	1,079
Adjusted EBITDA (3)	2,038	2,740	3,415	5,863	1,525
Net income	174	986	2,093	4,367	868
Owners of the parent’s net (loss) income	(54)	676	1,768	3,825	778

Adjusted net income (3)	584	2,092	2,093	4,367	868
Adjusted Owners of the Parent’s Net Income (3)	316	1,686	1,768	3,825	778

Cash provided by operating activities	1,906	2,501	2,753	2,677	1,761
Capital expenditures (4)	1,865	1,461	581	524	560
Free cash flow (3)	41	1,040	2,172	2,154	1,201

BALANCE SHEET ($ million)
Total assets	23,129	24,179	17,492	17,098	12,856
Total liabilities	6,997	7,367	3,723	4,863	4,413
Capital and reserves attributable to the owners of the parent	11,968	12,419	11,846	10,535	7,286
Non-controlling interest	4,163	4,393	1,922	1,700	1,157

Borrowings	2,230	2,146	1,032	1,479	1,723
Net cash (debt) (3)	1,644	1,886	2,597	1,155	(371)

STOCK DATA ($ per share/ADS) (5)
Basic (losses) earnings per share	(0.03)	0.34	0.90	1.95	0.40
Basic (losses) earnings per ADS	(0.27)	3.44	9.00	19.49	3.97
Adjusted earnings per ADS (3)	1.61	8.59	9.00	19.49	3.97
Dividend per ADS (6)	2.70	3.30	2.70	2.60	2.10
Weighted average number of shares outstanding (7) (million shares)	1,963	1,963	1,963	1,963	1,963

(1)    Ternium started to fully consolidate Usiminas’ balance sheet and results of operations in July 2023.
(2)    Sales in the Southern Region encompass those made to customers located in Argentina, Bolivia, Chile, Paraguay and Uruguay.
(3) The reconciliation of Adjusted Net Results, Adjusted Owners of the Parent’s Net Results, Adjusted Earnings per ADS, Adjusted EBITDA, Net Cash and Free Cash Flow to the most directly comparable IFRS measures is included in section “Alternative Performance Measures” of this annual report.
(4)    Capital expenditures in 2023 and 2024 include advance payments to equipment suppliers.
(5)    Each ADS represents 10 shares.
(6)    Ternium S.A.’s board of directors proposed that an annual dividend of $2.70 per ADS ($0.27 per share), or $530 million, be approved at Ternium S.A.’s annual general shareholders’ meeting, scheduled to be held on May 6, 2025. For further details see section “Operating and Financial Review and Prospects” of this annual report.
(7) Ternium S.A. has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2024, there were 2,004,743,442 shares issued. All issued shares are fully paid. In addition, as of December 31, 2024, Ternium held 41,666,666 shares as treasury shares, representing 2% of the subscribed capital.

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Consolidated Management Report

Lost Time Injuries Frequency Rate
Quantity of day-loss injuries per million hours worked

Emission Intensity (Scopes 1 and 2)
Tons of CO2 emitted per ton of crude steel produced. Year-end

Co-Products
Million tons

Refer to materials produced in parallel to or, as a consequence of, the production of primary products or recovered for reuse and/or recycling, and poses potential value as defined by the worldsteel ME indicator.
Injuries Frequency Rate
Total quantity of injuries per million hours worked

Energy Intensity
Gigajoules consumed per ton of crude steel produced. Year-end

Investment in Research and Development
$ million

Note:    These indicators do not include Usiminas, except for the Investment in Research and Development category, which incorporates data from Usiminas starting in July 2023.

TERNIUM S.A.
Consolidated Management Report

This review of Ternium’s financial condition and results of operations is based on, and should be read in conjunction with, the company’s consolidated financial statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022 (including the notes thereto), which are included elsewhere in this annual report. The ompany’s operational data and consolidated financial statements have been prepared in accordance with IFRS Accounting Standards (International Financial Reporting Standards) as issued by the International Accounting Standards Board and in conformity with IFRS Accounting Standards as adopted by the European Union. The information is presented in U.S. dollars ($) and metric tons, except otherwise indicated. This review includes certain non-IFRS alternative performance measures such as Adjusted EBITDA, Cash Operating Income, Net Cash (Debt), Free Cash Flow, Adjusted Net Income, Adjusted Owners of the Parent’s Net Income and Adjusted Earnings per ADS. The reconciliation of these figures to the most directly comparable IFRS measures is included in the “Alternative Performance Measures” section of this annual report. For a detailed description of Ternium's main risks, see section “Risk Factors” of this annual report. For information related to the holding of Ternium S.A.'s own shares, see section “Performance Indicators”.

Operating and Financial Review and Prospects

In 2024, Ternium continued making progress in its expansion program at its industrial center in Pesquería, Mexico. The company commenced the construction of the new steelmaking and direct reduction plants, advanced the development of the new cold-rolling and galvanizing facilities, and started the ramp-up of the new push-pull pickling line and new finishing facilities. Additionally, Ternium began building port facilities for raw material handling in Brownsville, Texas, which will enhance the new steel mill’s logistics. In Argentina, we successfully commissioned our new wind farm by the end of the year. Meanwhile, in Brazil, Usiminas successfully ramped-up the main blast furnace at its Ipatinga facility, following its relining in 2023.

These achievements have further strengthened Ternium’s competitive position in Latin America. The new push-pull pickling line has broadened the product offering for our Mexican industrial customers, and the downstream lines under construction will further enhance our positioning in the region. In Argentina, the new wind farm complements the company’s power plant, which utilizes recycled gases from its steelmaking operations. Together, these facilities generate nearly all the electricity required for the company’s operations in the country. In Brazil, Usiminas improved its cost structure, enhanced its operational efficiency and increased steel production following the blast furnace relining.

Shipments increased by 10% year-over-year in 2024, primarily due to the full consolidation of Usiminas’ results partially offset by lower sales volumes in the Southern Region.

In Mexico, steel shipments remained relatively stable following a 22% expansion in 2023. Throughout the year, the weakness in the commercial market was largely offset by the continued growth of Ternium’s steel shipments to industrial customers. Among the various industrial

Steel Shipments by Region in 2024

sectors, vehicle manufacturing stood out with a 6% year-over-year increase in 2024, achieving a new record-high production of 4.0 million units. Conversely, by the end of the year, the Mexican commercial market was negatively influenced by uncertainties arising from an increase in trade frictions with the U.S. In addition, construction activity faced a decline reflecting weak government infrastructure investment. This decline was partially mitigated by stronger residential construction activity.

In Brazil, apparent steel demand for flat steel products grew by 10% year-over-year in 2024. Usiminas successfully capitalized on this favorable scenario despite facing substantial steel imports into the country, aided by an improved operating performance. Shipments to the automotive sector were bolstered by a 10% year-over-year expansion in vehicle manufacturing, which reached 2.6 million vehicles in 2024. Steel shipments to industrial customers and the commercial market also grew. With Ternium fully consolidating Usiminas’ results from July 2023 onwards, reported steel shipments for 2024 saw a significant increase compared to those of 2023.

In the Southern Region, the company experienced a 20% year-over-year decrease in steel shipments in 2024. This

TERNIUM S.A.
Consolidated Management Report

decline was primarily due to the impact of the Argentine government’s economic stabilization measures on local activity, which had a significant impact on shipments in the first quarter followed by a gradual recovery throughout the year.

In Other Markets, steel sales volumes improved across the board, following a relatively weak performance in 2023.

In 2024, Ternium recorded a net $410 million provision for ongoing litigation related to the acquisition of a participation in Usiminas in 2012. During the year, the Brazilian Superior Court of Justice ordered Ternium’s subsidiaries Ternium Investments and Ternium Argentina, together with Tenaris’s subsidiary Confab (all of which compose the T/T Group under the Usiminas shareholders agreement), to pay Companhia Siderúrgica Nacional, or CSN, an indemnification in connection with their 2012 acquisition of a participation in Usiminas. For more information on this topic, see note 25(i)(a) “Provision for ongoing litigation related to the acquisition of a participation in Usiminas” to our consolidated financial statements included in this annual report.
Ternium’s net income totaled $174 million in 2024, including the net provision from the aforementioned litigation. Excluding this provision, Adjusted Net Income in 2024 amounted to $584 million, with an operating income of $1.3 billion, deferred tax losses of $231 million and a financial result loss of $194 million. Adjusted Owners of the Parent’s Net Income was $316 million in the year, or $1.61 per ADS.

In 2024, dividends paid to Ternium S.A.’s shareholders amounted to $609 million. Capital expenditures for the year reached $1.9 billion, showcasing Ternium’s progress in expanding its industrial center in Pesquería and the construction of the new wind farm in Argentina. Despite these significant cash disbursements, the company’s net cash position at the end of 2024 was $1.6 billion. Strong operating cash flow of $1.9 billion and a $457 million increase in the fair value of financial instruments helped maintain this solid financial position.

On February 18, 2025, Ternium S.A.’s board of directors proposed that an annual dividend of $2.70 per ADS be approved at its annual general shareholders meeting, which is scheduled to be held on May 6, 2025.

Summary Results

	2024	2023	Dif.
Steel shipments (thousand tons)	15,622	14,213	10%
Mining shipments (thousand tons)	6,426	4,128	56%
Net sales ($ million)	17,649	17,610	0%
Operating income ($ million)	1,263	2,198	-43%
Adjusted EBITDA ($ million)	2,038	2,740	-26%
Adjusted EBITDA margin (% of net sales)	12%	16%

Net income ($ million)	174	986
Owners of the parent’s net (loss) income ($ million)	(54)	676
Basic earnings per ADS ($)	(0.27)	3.44

Adjusted net income ($ million)	584	2,092
Adjusted Owners of the Parent’s Net Income ($ million)	316	1,686
Adjusted earnings per ADS ($)	1.61	8.59

Steel Segment Net Sales and Shipments
The Steel Segment’s net sales experienced a slight year-over-year decline in 2024, as lower realized steel prices and lower sales volumes in the Southern Region were largely offset by the full consolidation of Usiminas’ results, which Ternium started to consolidate from July 2023 onward.
Mining Segment Net Sales and Shipments
The Mining Segment’s net sales increased by 21% year-over-year in 2024, driven by an increase in iron ore shipments partially offset by a decline in realized iron ore prices. The year-over-year increase in iron ore shipments primarily reflected the full consolidation of Usiminas’ results, partially offset by lower production levels in our Mexican and Brazilian operations.

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Consolidated Management Report

Segment Information	Net Sales ($ million)			Shipments (thousand tons)			Revenue/Ton ($/ton)

	2024	2023	Dif.	2024	2023	Dif.	2024	2023	Dif.
Mexico	8,527	9,311	-8%	8,200	8,355	-2%	1,040	1,114	-7%
Brazil	4,005	2,279	76%	3,941	2,014	96%	1,016	1,132	-10%
Southern Region	2,401	3,569	-33%	1,806	2,271	-20%	1,329	1,572	-15%
Other Markets	1,958	1,853	6%	1,674	1,573	6%	1,170	1,178	-1%
Total steel products	16,892	17,013	-1%	15,622	14,213	10%	1,081	1,197	-10%
Other products	329	268	23%
Total Steel Segment	17,220	17,281	0%

Total Mining Segment	429	329	29%	6,426	4,128	56%	67	80	-16%

Net sales	17,649	17,610	0%

Note:    “Other products” include mainly electricity sales in Mexico and Brazil.

Operating Income
Ternium’s operating income decreased year-over-year in 2024. Steel revenue per ton decreased by $116 compared to the prior year. This decline was partially offset by the full consolidation of Usiminas’ results and a decrease in cost per ton of steel, which, however, continued to lag behind the reduction in raw material and slab market prices. The year-over-year decrease in cost per ton of steel also reflected the incremental efficiency gains achieved at Usiminas’ blast furnace operations.

In $ million
	2024	2023

Operating income	1,263	2,198
Net sales	17,649	17,610
Cost of sales	(14,760)	(14,051)
SG&A expenses	(1,651)	(1,472)
Other operating income (loss)	25	110

Net Financial Results
Net financial results showed a loss of $194 million in 2024. This result included a loss of $121 million due to Ternium’s divestment of Argentine government bond holdings, which triggered the recycling of changes in the fair value of financial instruments from Other Comprehensive Income to Financial Results.
Additionally, net financial results showed a $104 million net foreign exchange loss in 2024, primarily due to the adverse effects of the Brazilian Real’s depreciation against the US dollar on Usiminas’ U.S. dollar denominated financial debt, given that Usiminas utilizes the Brazilian Real as its functional currency.

In $ million
	2024	2023

Net interest results	102	130
Net foreign exchange result	(104)	98
Change in fair value of financial assets	(133)	(58)
Other financial expense, net	(58)	(46)
Net financial results	(194)	123

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Consolidated Management Report

Equity in Results of Non-Consolidated Companies
The equity in the results of non-consolidated companies was a gain of $69 million in 2024, mainly related to Ternium’s equity in the results of MRS Logística S.A., Unigal Usiminas Ltda. and Techgen.

Provision for Ongoing Litigation Related to the Acquisition of a Participation in Usiminas
In 2024, the company recorded a net $410 million provision for ongoing litigation related to the acquisition of a participation in Usiminas in 2012. For more information on this topic, see note 25(i)(a) “Provision for ongoing litigation related to the acquisition of a participation in Usiminas” to our consolidated financial statements included in this annual report.

Income Tax Expense
Ternium Mexico, Ternium Argentina and Ternium Brasil use the U.S. dollar as their functional currency and are, therefore, affected by deferred tax results. These results account for the impact of local currency fluctuations against the U.S. dollar, as well as for the effect of local inflation. In addition, the effective tax rate in 2024 was influenced by the aforementioned provision and, in 2023, by certain non-cash effects related to the increase in Ternium’s participation in Usiminas.

In $ million
	2024	2023

Current income tax expense	(323)	(565)
Deferred tax (loss) gain	(231)	231

Income tax expense	(554)	(334)

Result before income tax	728	1,321

Effective tax rate	76%	25%

Excluding provision for ongoing litigation related to the acquisition of a participation in Usiminas in 2012	410	—
Excluding non-cash effects related to the increase in the participation in Usiminas	—	1,106

Result before income tax excluding provision and non-cash effects	1,138	2,427

Effective tax rate excluding provision and non-cash effects	49%	14%

Net Income
In 2024, net income was $174 million, which included the $410 million aforementioned provision regarding the ongoing litigation related to the acquisition of a participation in Usiminas in 2012. Excluding this provision, Adjusted Net Income amounted to $584 million, with an operating income of $1.3 billion, deferred tax losses of $231 million and a financial result loss of $194 million. Adjusted Owners of the Parent’s Net Income was $316 million in the year, or $1.61 per ADS, mainly after accounting for the participation of a 76.7% non-controlling interest in Usiminas and a 37.4% non-controlling interest in Ternium Argentina.

In $ million	2024	2023

Owners of the parent	(54)	676
Non-controlling interest	227	310

Net income	174	986

Excluding provision for ongoing litigation related to the acquisition of a participation in Usiminas in 2012	410
Excluding non-cash effects related to the increase in the participation in Usiminas		1,106

Adjusted net income	584	2,092

In $ per ADS	2024	2023

Earnings (losses) per ADS	(0.27)	3.44
Adjusted earnings per ADS	1.61	8.59

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Consolidated Management Report

Liquidity and Capital Resources
In 2024, cash from operations reached $1.9 billion, with working capital remaining relatively unchanged year-over-year. Capital expenditures amounted to $1.9 billion in 2024. Throughout the year, the company progressed with the construction of the new downstream and upstream facilities in its industrial center in Pesquería, Mexico, including the start-up of a new push-pull pickling line and finishing facilities, and built a new wind farm in Argentina. Furthermore, the company moved forward with several projects aimed at improving environmental and safety conditions throughout its main facilities.

In 2024, alongside the development of its capital expenditure program, Ternium S.A. paid dividends totaling $609 million to its shareholders and $54 million to the company’s minority interest. Despite these significant cash disbursements, Ternium maintained a robust Net Cash position of $1.6 billion as of year-end 2024. This was supported by the aforementioned cash generated from operating activities and a $457 million increase in the fair value of financial instruments.

Ternium’s net cash position as of December 31, 2024 included Ternium Argentina’s total position of cash and cash equivalents and other investments of $1.3 billion. For information on exchange controls in Argentina, see note 30 “Foreign exchange restrictions in Argentina” to our consolidated financial statements included in this annual report

The following table shows the changes in our cash and cash equivalents for each of the periods indicated:

In $ million
	2024	2023

Net cash provided by operating activities	1,906	2,501
Net cash used in investing activities	(1,375)	(1,470)
Net cash used in financing activities	(488)	(766)
Increase in cash and cash equivalents	43	264
Effect of exchange rate changes	(197)	(72)
Cash and cash equivalents at the beginning of the year	1,846	1,653
Cash and cash equivalents at the end of the year	1,691	1,846

In addition to cash and cash equivalents, as of December 31, 2024, we held other investments with maturity of more than three months for a total amount of $2.2 billion. We hold money market investments, time deposits and variable-rate or fixed-rate securities.

Operating Activities
Net cash provided by operating activities in 2024 included an increase in inventories of $109 million, as higher steel and raw material inventory volumes were partially offset by lower inventory costs. In addition, trade payables and other liabilities recorded a net decrease of $35 million in 2024. These working capital increases were largely offset by a net decrease in trade and other receivables of $128 million amid lower realized steel prices.

Investing Activities
Net cash used in investing activities in 2024 was $1.4 billion, primarily attributable to capital expenditures of $1.9 billion partially offset by a $462 million decrease in financial investments with maturities of more than three months.

Financing Activities
Net cash used in financing activities was $488 million in 2024, attributable to dividends paid in cash to Ternium S.A.’s shareholders of $609 million and to the company’s non-controlling interest of $54 million, and to finance lease payments of $61 million, partially offset by net proceeds from borrowings of $236 million.

Principal Sources of Funding

Funding Policy
Management’s policy is to ensure a high degree of flexibility in operating and investment activities by maintaining adequate liquidity levels and securing access to readily available sources of financing. When possible, management makes its financing decisions, including the choice of currency, term and type of the facility, based on the intended use of proceeds for the proposed financing and based on costs. For information on our financial risk

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management, see note 29 “Financial risk management” to our consolidated financial statements included in this annual report.

Ternium maintains non-committed credit facilities and management is confident that Ternium has adequate access to the credit markets. Considering our financial position and the funds provided by operating activities, management believes that we have sufficient resources to satisfy our current working capital needs, service our debt and pay dividends. Management also believes that our liquidity and capital resources give us adequate flexibility to manage our planned capital spending programs and to address short-term changes in business conditions.

Financial Liabilities
Total financial debt (inclusive of principal and interest accrued thereon) was $2.2 billion as of December 31, 2024. Our financial liabilities consist mainly of loans with financial institutions, bonds and debentures. As of December 31, 2024, these facilities were mainly denominated in U.S. dollars and Brazilian reais (65% and 29% of total financial liabilities, respectively). Current borrowings were 30% of total borrowings, none of which corresponded to borrowings with related parties. With cash and cash equivalents of $1.7 billion, other investments of $2.2 billion and total financial debt of $2.2 billion, Ternium achieved a net cash position of $1.6 billion as of December 31, 2024.
This compares to a net cash position of $1.9 billion as of December 31, 2023.

As of December 31, 2024, the cost of bank borrowings was 7.15%, while the cost of indebtedness represented by bonds was 5.88% and the cost of debentures was 13.50%. Bank borrowings, bonds and debentures represented 51%, 20% and 29% of our total borrowings, respectively. Accordingly, the weighted average cost of debt was 8.83%.These rates were calculated using the rates set for each instrument in its corresponding currency and weighted using the U.S. dollar-equivalent outstanding principal amount of each instrument as of December 31, 2024. Such rates do not include the effect of derivative financial instruments, nor fluctuations in the exchange rate between the instrument’s currencies and the U.S. dollar.

Most Significant Borrowings and Financial Commitments
Our most significant borrowings as of December 31, 2024, were those outstanding under Ternium Brasil’s 2024 bilateral credit line, in order to finance export activities, and Usiminas’ bonds and debentures, issued in order to refinance its financial debt.

The main covenants on these loan agreements, bonds and debentures are limitations on liens and encumbrances, restrictions to the sale of certain assets and compliance with financial ratios (e.g., leverage ratio). As of December 31, 2024, Ternium was in compliance with all covenants under its financial instruments.

$ million
Date	Borrower	Type	Original principal amount	Outstanding principal amount as of December 31, 2024	Maturity
May 2024	Ternium Brasil	Bilateral credit lines	600	600	October 2027
July 2019	Usiminas	Bonds	750	430	July 2026
August 2024	Usiminas	Debentures	320	287	September 2031
December 2022	Usiminas	Debentures	310	242	December 2032
May 2022	Usiminas	Debentures	145	113	November 2029

Ternium has various off-balance sheet commitments, including financial commitments, and commitments to purchase raw materials, energy (natural gas and electricity), supplies (air, oxygen, hydrogen, nitrogen and argon), production equipment and logistic services. Off-balance sheet commitments are discussed in note 25(ii) to our consolidated financial statements included in this annual report. For further information on our derivative financial instruments, lease liabilities, borrowings, contingencies, commitments and restrictions in the distribution of profits, and financial risk management, see notes 22, 23, 24, 25 and 29 to our consolidated financial statements included in this annual report.

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Annual Dividend Proposal
On February 18, 2025, Ternium S.A.’s board of directors proposed that an annual dividend of $2.70 per ADS ($0.27 per share), or $530 million based on total shares outstanding net of treasury shares, be approved at its annual general shareholders’ meeting, which is scheduled to be held on May 6, 2025. Based on the market price of Ternium S.A.’s ADS on February 18, 2025, the proposed annual dividend was equivalent to a dividend yield of 9%.

The annual dividend would include the interim dividend of $0.90 per ADS ($0.09 per share), or $177 million, paid in November 2024. If the board of directors’ proposal is approved at the shareholders’ meeting, a net dividend of $1.80 per ADS ($0.18 per share), or $353 million, will be paid on May 14, 2025, with record-date on May 9, 2025.
Annual Dividend
$ per ADS

*Board of directors’ proposal.

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Research and Development Activities

Our research and development efforts are dedicated to expand our portfolio of advanced steel products, collaborating with customers to design and develop manufactured components incorporating steel, and exploring as well as testing innovative technologies aimed at decarbonizing our operations.

Our research and development activities along with our capital expenditures program are designed to achieve steel products with increasingly complex functional properties and lower carbon footprint. We have shortened the development cycle for new products to promptly make use of the advanced technologies integrated into our facilities. We have also leveraged our research and development capabilities to deliver solutions to our customers for their day-to-day operations.

Ternium Lab, our research and development center in Mexico, features physical modeling, industrial process simulation, robotic testing, full-scale welding processes and advanced characterization. In addition, Usiminas’ research and development center carries out product development, steel product performance testing, applied engineering support and customer technical assistance. We also operate other research facilities with laboratories in Brazil and Argentina, where we carry out product performance tests and production process simulations.

Ternium Lab’s facilities are accredited to certify steel products according to the ISO 17025 international standard and industrial customer specifications, providing reliable services to Ternium’s customers and shortening the product development cycle to accelerate market introduction. Since its inauguration, Ternium Lab has approved over 100 steel products tailored for industrial applications, facilitating the seamless integration of the hot-rolling mill at the Pesquería Industrial Center, which commenced operations in 2021, into Ternium’s product processing workflow.

Ternium Lab has close interactions with many of our automotive customers’ development centers. Vehicle designers have access to our steel products’ performance parameters through their design software, including weldability, deformation and energy absorption capabilities. In addition, we developed a battery pack for electric vehicles, which we have shared with selected customers.

In 2024, we developed a component design laboratory, featuring the digital simulation of stamping and welding tests. In addition, we incorporated a new state-of-the-art continuous galvanizing simulator into Ternium Lab, which allows us to evaluate new coatings performance and simulate the integral galvanizing process. With this simulator, we plan to enhance the development of advanced hot-rolled galvanized steel products, to be processed in the new galvanizing line being built at the industrial center in Pesquería. The line is expected to produce high-strength, high-gauge products for the automotive and renewable energy markets.

Usiminas’ customer technical support is focused on advising and assisting users on issues concerning the final application of the product engineering, including the stamping process, welding, fatigue, corrosion resistance, wear resistance, zinc and post treatment coatings and structural integrity.

Ternium is working with its affiliated companies Tenova and Tecpetrol to develop new process technologies aimed at reducing the carbon footprint of steel products. To this end, we are building pilot equipment and have enhanced our computing capabilities to simulate and study fuel injection mechanisms in a blast furnace and in a direct reduction unit, aimed at injecting renewable fuels to substitute natural gas. These fuels are obtained from raw materials or energy sources that are restored or regenerated at a pace similar to their consumption rate. In addition, we are developing processes aimed at improving the performance of steelmaking raw materials.

Ternium’s in-house research activities are enhanced by our participation in a global network of industry consortia, universities, and research centers. As part of the Steel E-Motive initiative, in 2024 we engaged in dissemination activities aimed at fostering the adoption and integration of parts and design concepts developed under this initiative and to position the industry as the most efficient in the construction of autonomous cars. Sponsored by WorldAutoSteel, this project focused on the design of cost-effective, safe, and sustainable autonomous and connected electric vehicles using advanced engineering and high-strength steel technologies.

We continue to assist manufacturers of heavy transport equipment in designing high-performance components and developing their associated manufacturing processes, leveraging on the improved capabilities of new high-strength steel products. In 2024, we initiated the patenting procedure for Ternium’s high abrasion-resistant solution in Mexico.

Furthermore, in 2024 we organized a contest on vehicle interior design, aligned with the Steel E-Motive concept, at the Instituto Tecnológico de Monterrey. We also conducted a chassis design competition for heavy vehicles, emphasizing adaptability enhancement for both electric and internal combustion engines while minimizing component variations.

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Outlook and Next Steps

The recent surge in U.S. trade actions has created significant uncertainty in global markets. Notably, exports from Mexico and Canada to the United States could be subject to accross-the-board tariffs. In addition, steel has been specifically targeted, as the United States revoked all country-specific exemptions to the 25% tariff on steel imports under Section 232. These developments have been adversely impacting customer demand in the Mexican commercial steel market, a situation that we expect will continue until a definitive understanding of the final measures is achieved.

In 2025, the company will continue strengthening its competitive position in Mexico, supported by its expansion program. The new pickling line at the industrial center in Pesquería has enhanced our capacity to serve automotive manufacturers and other industrial customers and the new finishing center has expanded our value added offering capabilities. In addition, by year-end, we expect to start-up the new galvanizing line and the new cold-rolling mill.

We will also continue advancing the construction of the new steel slab mill in Pesquería as well as new port infrastructure for raw material handling in Brownsville, Texas. These new facilities will enable Ternium to integrate its operations with existing downstream facilities, and reinforce its position as a leading steel supplier in the region. The new EAF-based steel shop, expected to start-up in 2026, will accelerate our progress toward achieving our decarbonization target and increase Ternium’s production of finished products with steel melted and poured in the USMCA region. The new DRI module will also include carbon capture capabilities and readiness to switch from natural gas to hydrogen use.

In Argentina, although steel demand has been recovering throughout 2024, it started from a low base and has yet to return to historic sales volumes. The Argentine government is advancing the transformation of the local economy through a process of deregulation, reducing public spending and taxes, and opening up trade. However, an uneven progress in these areas could increase the risk of higher imports of unfairly traded products in the steel value chain. In this context, Ternium Argentina will focus on enhancing productivity and reducing costs.

In Brazil, economic activity and steel consumption has been healthy. Although the surge of flat steel imports, primarily from China, continues to exert pressure on sales volumes and margins in the local steel industry, the Brazilian government is currently conducting investigations into steel imports from this country. An imposition of antidumping measures could help defend the Brazilian flat steel market from these unfair trade practices.

In 2025, Usiminas will continue to move forward with several projects focused on efficiency. Among them, it will advance with the revamping of a coke battery, and it is expected to start-up a new pulverized carbon injection system at its main blast furnace. Usiminas’ agenda will remain focused on achieving operational excellence and strengthening competitiveness and customer service. In January 2025, Usiminas took another step towards decarbonization by replacing conventional energy sources with 30 megawatts of solar energy from the Jaíba solar plant.

As part of Ternium’s broader agenda to foster community growth through youth education, the Roberto Rocca Technical School in Santa Cruz, located near Ternium Brasil facility, began its first classes. This is the second technical school that Ternium built and operates, with the first one active since 2016 in Mexico. The school will provide high-quality technical education to its initial cohort of 192 students in the community and will accommodate close to 600 students over the next three years.

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Corporate Governance

Board of Directors
Ternium S.A.’s corporate governance practices are governed by the Luxembourg law of August 10, 1915 on commercial companies, as amended, its articles of association and applicable securities laws and regulations. Management of the company is vested on a board of directors with the broadest power to act on behalf of the company and to accomplish or authorize all acts and transactions of management and disposal that are within its corporate purpose and not specifically reserved in the articles of association or by applicable law to the general shareholders’ meeting. Ternium S.A.’s articles of association provide for a board of directors consisting of a minimum of three and a maximum of fifteen directors; however, for as long as its shares are listed on at least one regulated market, the minimum number of directors must be five. Ternium S.A.’s current board of directors is composed of eight directors. The board of directors is required to meet as often as required by the interests of Ternium S.A. and at least four times per year. In 2024, the board of directors met six times.

A majority of the members of the board of directors in office present or represented at the board of directors’ meeting constitutes a quorum, and resolutions of the board of directors may be adopted by the vote of a majority of the directors present or represented therein. In case of a tie, the chairman is entitled to cast the deciding vote. Directors are elected at the annual ordinary general shareholders’ meeting to serve one-year renewable terms, as determined by the general shareholders’ meeting. The general shareholders’ meeting may dismiss all or any member of the board of directors at any time, with or without cause, by resolution passed by a simple majority vote.

On April 30, 2024, Ternium S.A.’s annual general shareholders’ meeting approved the re-election of Mr. Roberto Bonatti, Mr. Carlos Alberto Condorelli, Mr. Vincent Robert Gilles Decalf, Ms. Gioia Maria Ghezzi, Mr. Daniel Agustín Novegil, Mr. Gianfelice Mario Rocca, Mr. Paolo Rocca and Ms. Lorenza Martinez Trigueros as board members, to hold office until the meeting that will be convened to decide on the 2024 accounts. The board of directors subsequently re-appointed Mr. Paolo Rocca as its chairman, Mr. Daniel Agustín Novegil as vice-chairman and Mr. Máximo Vedoya as the company’s chief executive officer.
Audit Committee
Pursuant to its articles of association, as supplemented by the audit committee’s charter, for as long as Ternium S.A.’s shares are listed on at least one regulated market, it must have an audit committee composed of at least three members, the majority of whom must qualify as independent directors, provided, however, that the composition and membership of the audit committee shall satisfy such requirements as are applicable to, and mandatory for, audit committees of issuers such as Ternium S.A. under any applicable law, rule or regulation (including, without limitation, the applicable laws, rules and regulations of such regulated market or markets).

The audit committee currently consists of three members, Mr. Vincent Robert Gilles Decalf, Ms. Gioia Maria Ghezzi and Ms. Lorenza Martinez Trigueros. The current members of the audit committee were appointed by the board of directors on April 30, 2024. All of them qualify as independent directors for purposes of the U.S. Securities Exchange Act Rule 10A-3(b)(1) and under Ternium S.A.’s articles of association. Mr. Decalf serves as chairperson of the audit committee.

The audit committee operates under a charter that was amended and restated by the board of directors on November 2, 2021. The audit committee assists the board of directors in fulfilling its oversight responsibilities with respect to the integrity of the company’s financial statements, including periodically reporting to the board of directors on its activity; and the adequacy of the company’s systems of internal control over financial reporting. The audit committee is also responsible for making recommendations regarding the appointment, compensation, retention and oversight of, and for assessing the independence of, the company’s external auditors. In addition, the audit committee is required by Ternium S.A.’s articles of association and audit committee’s charter to review and, where applicable, approve material transactions between Ternium S.A. or its subsidiaries and related parties, as provided in its articles of association and in the audit committee’s charter, or as may be required by any applicable law, rule or regulation, in order to determine whether their terms are consistent with the interests of Ternium S.A. and all its shareholders and are consistent with market conditions or are otherwise fair to Ternium S.A. and its subsidiaries. The company has adopted a Related Party Transactions Policy and Procedure setting forth consolidated guidelines and procedures for the identification, review, approval and management of related party transactions, seeking to assure transparency and substantial and procedural fairness of such transactions, as well as compliance with the provisions of Ternium S.A.’s articles of association and the audit committee’s charter regarding transactions with related parties, as well as applicable Luxembourg rules and

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securities regulations relating to the approval and disclosure of material related party transactions.

The audit committee is also in charge of the interpretation, implementation, control and enforcement of the company’s Clawback Policy, which sets forth the principles for the prompt recovery of erroneously awarded incentive-based compensation granted to certain officers of the company in the event of a restatement of the company’s financial statements.

The audit committee performs other duties imposed by applicable laws, rules and regulations of the regulated market or markets on which Ternium S.A.’s shares are listed, as well as any other duty entrusted to it by Ternium S.A.’s board of directors.

The audit committee has the authority to conduct any investigation appropriate to the fulfillment of its responsibilities and has direct access to the external auditors as well as anyone in the company and, subject to applicable laws and regulations, its subsidiaries. In addition, the audit committee may engage, at the company’s expense, independent counsel and other internal or external advisors to review, investigate or otherwise advise on, any matter as the committee may determine to be necessary to carry out its purposes and responsibilities.

Auditors
Ternium S.A.’s articles of association require the appointment of an independent audit firm in accordance with applicable law. Auditors are appointed by the general shareholders’ meeting, upon recommendation from the audit committee, through a resolution passed by a simple majority vote. The primary responsibility of the auditor is to audit Ternium S.A.’s annual accounts and consolidated financial statements and to submit a report on each set of accounts to shareholders at the annual shareholders’ meeting. In accordance with applicable law, statutory auditors (réviseur d'entreprises) must meet certain conditions of professional qualification and good reputation verified by the Luxembourg Financial Sector Supervisory Commission (Commission de Surveillance du Secteur Financier) and be registered as members of the Luxembourg Institute of Independent Auditors (Institut des réviseurs d’entreprises).

The annual shareholders’ meeting held on April 30, 2024, re-appointed PwC Luxembourg as Ternium S.A.’s statutory auditor for the fiscal year ended December 31, 2024. At the next annual general shareholders’ meeting scheduled to be held on May 6, 2025, it will be proposed that PwC Luxembourg be re-appointed as statutory auditor for the fiscal year ending December 31, 2025.

Code of Ethics
The company has adopted a general code of conduct incorporating guidelines and standards of integrity and transparency applicable to all directors, officers and employees. As far as the nature of each relation permits, all principles detailed in the code of conduct also apply to relations with our contractors, subcontractors, suppliers and associated persons. In addition, the company has adopted certain policies which are intended to supplement the company’s Code of Conduct, such as a Policy on Business Conduct prohibiting bribery and corruption to all directors, officers, employees and any person or entity representing or acting for or on behalf of Ternium, and a Code of Ethics for Financial Officers, which applies specifically to the principal executive officer, the principal financial officer, the principal accounting officer or controller, or persons performing similar functions.

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Risk Factors

You should carefully consider the risks and uncertainties described below, together with all other information contained in this annual report, before making any investment decision. Any of these risks and uncertainties could have a material adverse effect on Ternium’s business, financial condition and results of operations, which could in turn affect the price of Ternium S.A.’s shares and ADSs.

Risks Relating to the Steel Industry

A downturn in global or regional economic activity would cause a reduction in worldwide or regional demand for steel, which would have a material adverse effect on the steel industry and Ternium.

Steel demand is sensitive to trends in cyclical industries, such as the construction, automotive, appliance and machinery industries, which are significant markets for Ternium’s products and are also affected by national, regional or global economic conditions. A downturn in economic activity would reduce demand for steel products, which would have a negative effect on the steel industry generally and specifically on our business and results of operations. In 2020, governmental measures adopted in response to the COVID-19 resulted in a severe contraction in gross domestic product and steel consumption globally, affecting Ternium’s main steel markets. In 2022, the Russian invasion of Ukraine led to higher commodity and energy prices, contributing to a global decrease in steel consumption. During 2022, 2023 and 2024, high inflation rates and tighter monetary conditions in the United States and Europe contributed to a weaker demand for steel products in these markets. Uncertainty regarding global or regional economic activity remains high. The recent surge in U.S. trade action is creating significant uncertainty in global markets and is expected to affect Mexico’s apparent steel demand until a definitive understanding of the final measures is achieved. For more information on the imposition of tariffs on steel imports into the United States, see “Certain Regulatory Risks And Litigation Risks - International trade actions or regulations and trade-related legal proceedings could adversely affect Ternium’s sales and revenues and the overall business” and for further information on the investment climate and economic activity in Mexico, see “Risks Relating to the Countries in Which Ternium Operates – Mexico - Changes in, or the termination of, current trade agreements between Mexico and the U.S., and controversies and disputes between the United States-Mexico-Canada Agreement (USMCA) member countries could adversely impact Ternium’s results of operations and net results”.

A protracted fall in steel prices or price volatility would have a material adverse effect on the results of Ternium.

Steel prices are volatile and are sensitive to trends in steel demand and raw material costs, such as steel scrap, iron ore and metallurgical coal costs. Historically, the length and nature of business cycles affecting steel demand and raw material costs have been unpredictable. Steel prices have been significantly fluctuating in response to market trends, costs of raw materials and world events (including, in recent years, the COVID-19 pandemic and international armed conflicts, such as the Russia-Ukraine war). For instance, U.S. prices of hot-rolled coils bottomed in 2020 to $485 per ton, peaked at $2,135 per ton in 2021, and then showed significant volatility during 2022, 2023 and 2024. A protracted fall in steel prices could result in lower revenues, adversely affecting Ternium’s operating results.

Furthermore, if raw material costs decline, the resulting reduction in steel production costs would not be immediately reflected in Ternium’s operating results as we would first consume existing inventories acquired prior to such raw material cost decrease (First In - First Out accounting methodology). Similarly, we may be unable to recover, in whole or in part, increased costs of raw materials and energy through increased selling prices on steel products, or it may take much time to do so.

Regional or worldwide excess steel production capacity may lead to unfair trade practices in the international steel markets and/or to intense competition, hampering Ternium’s ability to sustain adequate profitability.

The steel industry is affected by economic cycles, as well as by regional or worldwide production overcapacity. Historically, the steel industry has suffered, especially on downturn cycles, from substantial overcapacity. In the last decade, overcapacity has been particularly severe in China. More recently, there have been several new steel making and steel processing facilities under construction or ramping-up in the United States and Mexico, which could contribute to an excess of steel production capacity in the region.

Excess steel production capacity may require several years to be absorbed by demand and, consequently, may contribute to an extended period of depressed margins and industry weakness. International trade of steel products conducted under unfair conditions increases particularly during downturn cycles and as a result of production overcapacity. Unfair trade practices may result in the imposition by some countries (that are significant producers and consumers of steel) of tariffs,

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antidumping and countervailing duties, or other trade measures and may cause fluctuations in international steel trade. The imposition of such trade remedies or temporary tariffs on major steel exporters in significant steel producing countries could in turn exacerbate pressures in other markets, including those to which Ternium is exposed as exporters target such other markets to compensate, at least partially, for the loss of business resulting from the imposition of trade remedies or tariffs.

China is the largest steel producing country in the world, accounting for more than half of worldwide crude steel production, and Chinese exports of steel products to many countries, including exports to Europe, the United States and Mexico, have been subject to the imposition of antidumping and countervailing duties and other trade measures. A decrease in steel consumption or an increase in steel production in China, could cause aggressive Chinese steel export offers, exerting downward pressure on sales and margins of steel companies operating in other markets and regions, including those to which we are exposed. For example, in 2023 there was a surge of flat steel product imports in Brazil of approximately 42% compared to 2022, mainly consisting of low-priced steel imports from China, adversely affecting Brazilian domestic steel production. In June 2024, the Brazilian government implemented a one-year quota system under which steel imports above certain quota are subject to a 25% tariff. Despite such measures, imports of flat steel products in Brazil grew an additional 11% in 2024, mainly consisting of low-priced steel imports from China. During 2024, the Brazilian government initiated anti-dumping investigations on imports of cold rolled and coated steel products from China, which are still ongoing. Similarly, a downturn in global or regional economic activity could encourage unfair steel trade practices adversely affecting the steel industry and Ternium’s business and results of operations.

Sales may fall as a result of fluctuations in industry inventory levels or disruptions in Ternium customers’ supply chains.

Inventory levels of steel products held by our customers can vary significantly from period to period, as they either draw from existing inventory or accumulate further inventory in response to market conditions and prospects. As a result, purchased volumes may be irregular. In addition, supply chain disruptions could reduce customer demand for steel products. For example, in 2021, a global disruption in the automotive industry supply chain severely affected vehicle production and, in turn, affected our steel sales due to a global shortage of semiconductors; and in 2023, disruptions in the supply chain of the Argentine industry, due to constraints in the import of raw materials and intermediate goods in a context of tight foreign exchange restrictions, negatively impacted manufacturing activity and, as a result, steel demand in the country. Fluctuations in steel inventory levels and disruptions in customers’ supply chains can temporarily affect the demand for, and price of, steel products and, accordingly, Ternium may not be able to increase or maintain its levels of sales volume or prices.

Intense competition could cause Ternium to lose its market share and adversely affect its revenues.

The market for steel products is highly competitive, particularly with respect to price, quality and service. In both global and regional markets, Ternium competes against other global and local producers of steel products, which in some cases have greater financial and operating resources or direct and indirect governmental support. Competition could result in declining margins and reduced shipments. Competitors could use their resources in a variety of ways that may affect Ternium negatively, including by making additional acquisitions, implementing modernization programs, expanding their production capacity or investing more aggressively in product development among others. To the extent that competitors become more efficient, our sales could suffer as operations confront stronger competition and could fail to preserve their current share of the relevant geographic or product markets. In addition, there has been a trend toward steel industry consolidation among competitors, and current competitors in the steel market could become larger competitors in the future.

Moreover, Ternium and other steel makers compete against suppliers of alternative materials, including aluminum, wood, concrete, plastic and ceramics. In particular, certain customers, such as the automotive industry, are increasing their consumption of lighter-weight materials, such as high-pressure aluminum obtained through die casting, composites and carbon fiber, sometimes as a result of regulatory requirements or government initiatives aimed at transitioning to a lower-carbon economy. Competition from these alternative materials could adversely affect the demand for, and consequently the market prices of, certain steel products and, accordingly, could affect our sales volumes and revenues.

Price fluctuations, shortages or disruptions in the supply of raw materials, slabs, energy and other inputs could adversely affect Ternium’s profitability.

The manufacture of steel products requires substantial amounts of steelmaking raw materials, slabs, energy and other inputs from domestic and foreign suppliers. Ternium’s raw materials and inputs include large

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quantities of slabs, iron ore, metallurgical coal, pulverized coal for injection, scrap, ferroalloys, refractories, natural gas, electricity, oxygen and other gases consumed in operating blast and electric arc furnaces, as well as downstream facilities. The availability and pricing of raw materials, slabs, energy and other inputs used in our operations are subject to multiple factors, including market conditions, government regulations or intervention, including import controls and international sanctions, allocation by suppliers, interruptions in production, or other events that can affect continuity of supply and prices, such as wars, natural disasters, chronic climate changes, accidents and epidemics.

Purchased slabs are a key component of Ternium’s production process. Industry consolidation and integration of slab making facilities into finished steel products have been reducing the availability of slabs in the global market. For example, in 2023 ArcelorMittal acquired Companhia Siderúrgica do Pecém (CSP), a Brazilian slab maker that used to be a significant supplier of slabs in the international markets. In addition, ArcelorMittal gradually integrated its slab facility in Lázaro Cárdenas, Mexico, with its steel processing facilities in other locations. Furthermore, in 2021 ArcelorMittal started-up a new hot-rolling mill in Lázaro Cárdenas that led to a further integration of its slab facility in that site. Additionally, the wave of trade sanctions imposed by the United States, the United Kingdom, and the European Union, among other countries, following the Russian invasion of Ukraine, against certain Russian institutions, companies and citizens, resulted in a disruption to the global supply of slabs and other inputs consumed in the steel production process. The resolution of the Russian-Ukraine armed conflict and its consequences in the global markets is still uncertain. New international sanctions against Russian steel companies or citizens could result in slab scarcity and/or increases in slab prices in the market, which would have a material adverse effect on Ternium’s business and results of operations.

We have usually been able to procure sufficient supplies of raw materials, slabs, energy and other inputs to meet our production needs; however, we could be unable to procure adequate supplies in the future. Any protracted interruption, discontinuation or other disruption of the supply of main inputs used in our operations (including as a result of strikes, lockouts, sanctions and other trade restrictions, accidents or natural disasters, armed conflicts, worldwide price fluctuations, the availability and cost of transportation, global epidemics or other factors) would result in lost sales and/or lower margins, and would have a material adverse effect on our business and results of operations. For further information related to effects of global events see “- A downturn in global or regional economic activity would cause a reduction in worldwide or regional demand for steel, which would have a material adverse effect on the steel industry and Ternium”.

Ternium depends on a limited number of key suppliers.

We depend on a limited number of key suppliers for the provision of certain key inputs. For example, Ternium Argentina and Ternium Brasil purchase iron ore mainly from Vale, a Brazilian company. There is a trend in the industry towards consolidation among suppliers of raw materials, slabs and other inputs. We have entered into long-term contracts for the supply of some (but not all) of our principal inputs and expect that such agreements will be maintained and, depending on the circumstances, renewed. However, if any key supplier fails to deliver, or if existing contracts cannot be renewed in the future, or if applicable regulations or sanctions limit or prohibit purchases from certain suppliers, we could face limited access to certain raw materials, slabs, energy or other inputs, or could be subject to higher costs and delays resulting from the need to obtain our input requirements from other suppliers.

Risks Relating To Ternium’s Business and Growth Strategy

Past or future acquisitions or other significant investments could have an adverse impact on Ternium’s operations or profits, and Ternium may not realize the benefits it expects from these business decisions.

A key element of Ternium’s business strategy is to identify and pursue growth-enhancing opportunities. As part of that strategy, Ternium regularly considers acquisitions, greenfield and brownfield projects and other significant investments. Since its formation, Ternium has acquired and made significant investments in steelmaking and steel processing assets and businesses in Argentina, Brazil, Colombia, Venezuela, Central America, Mexico and the United States, including the acquisition of Mexican steel companies Hylsamex and Grupo Imsa (now Ternium Mexico), the acquisition of the then main integrated producer of flat steel in Argentina, Aceros Paraná (which then merged with Propulsora Siderúrgica and other three steel industry companies and is now Ternium Argentina); the purchase of Brazilian steel slab producer CSA, and the acquisition of a participation in the control group of Usiminas, Brazil’s largest flat steel producer. In addition, the company built a new industrial center in Pesquería, Mexico, and is currently advancing with a new expansion plan, the largest in the company’s history, consisting of

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new steelmaking and new steel processing facilities in this industrial center and new port facilities for raw material handling in Brownsville, Texas.

Each acquisition, investment and growth project depends on market and financing conditions. We must necessarily base any assessment of potential acquisitions or organic investments on assumptions with respect to operations, profitability and other matters that may subsequently prove to be incorrect. Our acquisitions or other investments may not perform in accordance with expectations and could have an adverse impact on our operations and profits. For information on additional risks related to significant investments, see “Ternium’s strategic growth projects could be delayed, the cost of those projects could increase, or Ternium’s competitiveness could be affected, if the operations of certain suppliers of heavy equipment are disrupted by geopolitical risk, adversely affecting Ternium’s growth opportunities and profitability”.

In addition, we may fail to find suitable acquisition targets, or to consummate our acquisitions under favorable conditions, or to successfully integrate any acquired businesses into our operations, realize expected synergies or accomplish the business objectives that were foreseen at the time of deciding any such investment. Moreover, Ternium may also acquire, as part of future acquisitions, assets unrelated to its business, and we may not be able to integrate them or sell them under favorable terms and conditions. Integration of any acquired businesses would require a significant amount of time and resources from management and employees. Finally, the existence of other minority shareholders at any acquired company, including Usiminas and its subsidiaries, could delay or prevent us from completing our strategy or fully maximizing our combined competitive strengths. For further information, see “Risks Relating to the Structure of Ternium S.A. - Existence of other shareholders in Ternium S.A.’s subsidiaries and associates could delay or prevent us from completing our strategy.” These risks could have an adverse impact on the ongoing business and a material adverse effect on our financial condition and results of operations.

Acquisitions may be subject to challenges or investigations by governmental authorities, including antitrust and consumer-protection authorities. The costs of complying with authorization or investigation procedures may be significant. Also, antitrust authorities are looking very closely at the effects of acquisitions and may deny authorizations, impose conditions that may result in significant costs or deprive Ternium from the advantages and expected synergies of acquisitions, or initiate investigations upon challenges brought by third parties. Challenges to acquisitions or other investments, and failure to obtain, or conditions imposed for the granting of, authorizations may block or delay transactions, which could have an adverse effect on our financial condition and results of operations.

The construction of Ternium’s new steel slab facility in Mexico could be delayed and its cost could increase, if the operations of certain suppliers of heavy equipment are disrupted by geopolitical risk or our commercial relationship with them is otherwise affected, adversely impacting Ternium’s growth opportunities and profitability.

We are building new steel making facilities in our industrial center in Pesqueria and new port facilities for raw material handling in Brownsville, Texas, as part of our plan to advance the continued integration of our industrial system and reinforce our position as a leading steel supplier in the region, in a market that demands differentiated products, focusing on operational efficiencies and long-term opportunities in North America.

The project is expected to be completed in 2026. The proper execution of this project relies, among other factors, on timely manufacturing, delivery and commissioning of the equipment ordered, or to be ordered, for these new facilities. The imposition of government requirements, sanctions or tariffs as a result of trade or other geopolitical conflicts may prevent some of our suppliers of heavy equipment from shipping the equipment, or may result in shipping delays, or may limit our purchases or payments of products to such suppliers, and we may not be able to promptly procure such equipment from an alternative facility of such supplier or from other suppliers, or we may be required to purchase equipment at increased prices, which could result in increased expenses and/or a delayed execution of our growth plans, adversely affecting Ternium’s profitability and net worth.

Ternium may be required to record a significant charge to earnings if it must reassess its goodwill, other amortizable intangible assets, investments in non-consolidated companies, property, plant and equipment and other long-lived assets.

In accordance with IFRS, management must test our assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets subject to testing include goodwill, intangible assets, investments in non-consolidated companies, property, plant and equipment and other long-lived assets. In addition, management must test for impairment goodwill at least once a year, whether or not there are indicators of impairment. IFRS requires

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Ternium to recognize a charge in an amount equal to any impairment.

We review periodically the recoverability of our investments. As of December 31, 2024, goodwill in connection with our Mexican subsidiaries amounted to $662.3 million and the carrying value of our investment in non-consolidated companies amounted to $468.5 million. If Ternium’s management determines in the future that the goodwill from its acquisitions, its investments in non-consolidated companies or the carrying value of its property, plant and equipment and other long-lived assets are impaired, Ternium will be required to recognize a charge against earnings, which could materially adversely affect our results of operations and net worth. In the past, Ternium recorded impairment charges several times. For example, as of December 31, 2012, September 30, 2014, December 31, 2015, and September 30, 2022, we wrote down our investment in Usiminas by $275.3 million, $739.8 million, $191.9 million and $120.4 million, respectively. In the fourth quarter of 2024, we recorded a $32.4 million impairment charge of certain mining assets from Las Encinas. See note 4(e)(2) “Accounting Policies – Intangible Assets – Mining Assets” to our consolidated financial statements included in this annual report, and for information on impairments recorded by Ternium, see note 4(f) “Accounting Policies – Impairment” of our audited consolidated financial statements included in this annual report.

In addition, in July 2023, Ternium increased its participation in Usiminas control group and began to consolidate Usiminas. As a result of this transaction, Ternium recorded a $1.1 billion non-cash net loss composed of (i) a loss of $935 million corresponding to items recognized as of the acquisition date, in “Other Comprehensive Income” related to Ternium’s previous stake in Usiminas. This negative reserve was mainly related to CTA losses due to the impact on Usiminas valuation of the depreciation, over the years, of the Brazilian Real versus the U.S. dollar, as Usiminas uses the Brazilian Real as its functional currency. As a result of the increase in the participation in Usiminas, items recognized in Other Comprehensive Income related to Ternium’s previous stake in Usiminas were recycled to the results of the period. The resulting $935 million loss was non-cash, had no income tax effects and did not change the value of Ternium’s equity; and (ii) a net loss of $171 million as a result of the purchase price allocation related to the business combination performed in the third quarter of 2023 and the remeasurement of Ternium’s previous stake in Usiminas. For further information, see note 3 “Acquisition of Business—Increase of the participation in Usiminas control group and new governance structure of Usiminas”, to our consolidated financial statements included in this annual report.

Any further write-downs to or revaluation of Ternium’s assets or investments could have a material adverse effect on Ternium’s results of operations or net worth.

If Ternium does not comply with laws and regulations designed to combat corruption in countries in which it sells its products, it could become subject to fines, penalties or other sanctions and to private lawsuits and Ternium’s sales and profitability could suffer.

We conduct our business in certain countries known to experience governmental corruption. Although Ternium is committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to its business, there is a risk that employees, representatives, associates or other persons may take actions that violate applicable laws and regulations that generally prohibit the offering or making of improper payments to any individual, including government officials, for the purpose of obtaining an undue benefit or undue advantage or keeping business, including laws relating to the 1997 Organization For Economic Co-operation and Development (OECD) Convention on Combating Bribery of Foreign Public Officials in International Business Transactions such as the U.S. Foreign Corrupt Practices Act and other anti-corruption laws adopted by the main countries in which we operate (including Mexico, Argentina, the United States, Brazil and Colombia), which impose strict criminal liability on companies for corrupt practices undertaken by their employees or representatives. In addition, we cannot give any assurance that we will detect all illegal activity that may have been conducted before the acquisition at any acquired business.

Labor disputes could result in work stoppages and disruptions to Ternium’s operations negatively impacting our results.

A substantial majority of Ternium’s employees at its manufacturing subsidiaries are represented by labor unions and are covered by collective bargaining or similar agreements, which are subject to periodic renegotiation. Strikes or work stoppages could occur prior to or during the negotiations leading to new collective bargaining agreements, during wage and benefits negotiations or, occasionally, during other periods for other reasons. Ternium’s subsidiaries could also suffer plant stoppages or strikes if they were to implement cost reduction plans. From time to time, we take measures to increase competitiveness; none of the measures taken in the past have resulted in significant labor unrest. However, we cannot assure that this situation will remain stable or that

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future measures will not result in labor actions against Ternium companies.

Labor conflicts in Mexican mining companies remain a concern, in some cases stemming from disputes over profit-sharing, known as PTU (Participación de los Trabajadores en las Utilidades), after the introduction in recent years of certain regulatory reforms. While Ternium’s mining companies have not been subject to strikes, we cannot rule out the possibility of labor conflicts if profitability were to decrease and PTU-related payments to weaken.

Any future stoppage, strike, disruption of operations or new collective bargaining agreements could result in lost sales and could increase our costs, thereby affecting our results of operations.

Changes in exchange rates or any limitation in Ternium’s ability to hedge against exchange rate fluctuations could adversely affect Ternium’s business and results.

Our operations expose us to the effects of changes in foreign currency exchange rates and changes in foreign exchange regulations. A significant portion of Ternium’s transactions is carried out in currencies other than the U.S. dollar. As a result of this foreign currency exposure, exchange rate fluctuations impact Ternium companies’ results as reported in their income statements and statements of financial position. In the ordinary course of business, Ternium companies may see fit to enter into exchange rate derivatives agreements to manage exposure to exchange rate changes. Future regulatory or financial restrictions in the countries where we operate may reduce our ability to manage our exposure to exchange rate fluctuations, and thus could cause an adverse impact on our results, financial condition or cash flows.

In addition, Usiminas uses the Brazilian real as its functional currency. Accordingly, any fluctuation of the BRL exchange rate will impact non-BRL balances’ exposure in Usiminas’ balance sheet and, therefore, impact Ternium’s balance sheet and results of operations. Additionally, as our participation in Usiminas is denominated in Brazilian reais, any fluctuation in the BRL/$ exchange rate will affect Ternium's balance sheet with impact in the statement of comprehensive income as currency translation adjustment.

Cyberattacks could have a material adverse impact on Ternium’s business and results of operations.

For purposes of carrying out its operations, Ternium relies heavily on information systems; and digital technologies have an increasingly significant role across the business. Although we devote significant resources to protect our systems and data, and continually monitor external developments and available information on threats and security incidents, we have experienced and we expect to continue to experience varying degrees of cyber incidents in the normal conduct of business, and also occasionally experience sophisticated cybersecurity threats including actual or potential unauthorized access to data and systems, loss or destruction of data, computer viruses or other malicious code, phishing, spoofing and/or other cyberattacks. Cybersecurity threats and incidents often arise from numerous sources, many of which fall beyond our control, such as fraud or malice from third parties, including fraud involving business email, failures of computer servers or other accidental technological failure, electrical or telecommunication outages or other damage to its property or assets.

Cybersecurity threats and incidents, such as phishing attacks, attempts to compromise user credentials, attempts to compromise firewall infrastructure, fake websites, impersonation and whaling, continued to increase throughout 2024. The sophistication of these attacks also grew at a fast pace. Microsoft has informed that the manufacturing sector was the industry most subject to ransomware attacks in 2024. Experts agree that cyberattacks are increasing in sophistication and frequency and call for a global response to cybersecurity threats, and regulators are placing increased focus on cybersecurity and its effects.

Cyber ecosystem risk is becoming more problematic. According to the World Economic Forum’s 2024 Global Cybersecurity Outlook, the gap between organizations that are cyber resilient and those that are not is widening, which is concerning in light of the interconnected nature of the cyber ecosystem. According to data set forth in such report, 41% of the organizations that suffered a material incident in the past 12 months attributed the incidents to a third party, and 54% of the organizations have insufficient visibility into the vulnerabilities of their supply chain. This raises a significant concern as even resilient companies may be exposed to the vulnerabilities of third-party suppliers, service providers or clients.

In addition, emerging technologies, like generative artificial intelligence (AI), which are becoming available more widely and faster, are expected to exacerbate cyber resilience challenges. Approximately half of executives surveyed at the 2024 World Economic Forum’s annual meeting on cybersecurity stated that advances in adversarial capabilities (phishing, malware, deepfakes) present the most concerning impact of generative AI on cybersecurity concerns.

During 2024, we have not experienced any incidents impacting business-critical IT systems.

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In this context, we continue to seek to improve cybersecurity controls, processes and procedures to monitor, detect, evaluate and respond to hacking, malware infection, cybersecurity compromise and other risks. In addition, we carry out cybersecurity awareness and ethical phishing campaigns aimed at protecting us against cyberthreats. Given the rapidly evolving nature of cyber threats, there can be no assurance that the systems and measures that we have put in place to prevent or limit the effects of cyber incidents or attacks and the mitigation actions adopted in connection with such attacks will be sufficient to prevent or detect such incidents or attacks, to avoid a material adverse impact on our systems. While we continue to attempt to mitigate these risks, there remains the risk of additional known or unknown threats, including theft, misplacement or loss of data, programming errors, employee errors and/or dishonest behavior that could potentially lead to the compromising of sensitive information, improper use of our systems or networks, as well as unauthorized access, use, disclosure, modification or destruction of such information, systems and/or networks.

If Ternium’s systems and measures for protecting against cybersecurity risks are circumvented or breached, this could result in disruptions to its business and operations (including but not limited to, defective products, production downtimes or loss of productivity), access to financial reporting systems, the loss of access to critical data or systems, misuse or corruption of critical data and proprietary information (including intellectual property and customer data), as well as damage to our reputation with customers and the market, failure to meet customer requirements, customer dissatisfaction and/or regulatory fines and penalties (including for inadequate protection of personal data and/or failure to notify the competent authorities for such breach) or other financial costs and losses.  In addition, failure to adequately and timely monitor and evaluate our hardware and software systems and applications to prevent or manage technology obsolescence risks may result in increased costs, operational risk of service failure, and the loss of technology competitiveness and reputation.

In addition, given that cybersecurity threats continue to evolve, we may be required to devote additional resources in the future to enhance its protective measures or to investigate and/or remediate any cybersecurity vulnerabilities. Ternium does not currently maintain cybersecurity insurance and the insurance it carries for property damage and general liability may not protect Ternium from damages derived from cyber events. Moreover, any investigation of a cyberattack would take time before completion, during which Ternium would not necessarily know the extent of the actual or potential harm or how best to remediate it, and certain errors or actions could be repeated or compounded before duly discovered and remediated (all or any of which could further increase the costs and consequences arising out of any cyberattack).

Furthermore, in response to the increase in the number and sophistication of ransomware attacks, U.S. and other regulatory agencies have implemented regulations to prevent victims from making ransomware payments and to deter third parties from facilitating or processing such payments to cyber actors. This would constrain our ability to deal with ransomware attacks, should they occur.

The physical risks resulting from climate change, including extreme weather conditions and shifts in weather patterns may adversely impact Ternium’s business, results of operations and net worth.

Ternium’s business has been, and in the future could be, affected by severe weather conditions in areas where operations are carried out, which could materially damage our production facilities and general infrastructure or affect the normal course of business, and result in a material adverse effect on Ternium’s financial results. Extreme weather events and natural disasters, such as hurricanes, cyclones, droughts, floods and fires could affect businesses’ operations, workforce, markets, infrastructure, raw materials and assets. For example, in 2024, a power outage caused by a supercell storm disrupted operations at Ternium’s San Nicolás unit in the Buenos Aires province, Argentina. In addition, in the last few years, low water levels at the Paraguay and Paraná waterways disrupted on several occasions the supply of iron ore from Brazil’s iron ore mines in the Pantanal Region (Mato Grosso do Sul state) to Ternium Argentina, requiring from time to time the procurement of higher-cost iron ore from alternative sources and an increase of iron ore inventories.

The communities surrounding our main operation sites in Argentina, Brazil and Mexico are vulnerable to flooding due to extreme weather events. In the past, certain operations in Brazil and Argentina experienced intense rainfall affecting personnel’s access to the facilities. In addition, as Ternium Mexico’s facilities are located at water stressed areas, its operations in the country could be affected by water shortages and/or increased water costs, including as a result of measures taken by local governments to prevent or deal with critical situations caused by severe draughts. For example, in response to severe draughts affecting the metropolitan area of Monterrey in the state of Nuevo León, Mexico, in 2022 the national water authority suspended new freshwater use concessions in the Monterrey area and such concessions remain suspended. In addition, a new bill on

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management and distribution of water is being discussed in the Mexican Congress as part of a broader effort by the Mexican government to ensure access to water as a human right and improve water sustainability. The Mexican government has also launched a national plan to tackle water scarcity which, among other initiatives, is reviewing water concessions. Although these events did not have a significant impact on Ternium’s operations in the region, we cannot predict future implications of the new water regime to Ternium’s operations in Mexico, or the impact of future similar events, in Mexico or elsewhere, on Ternium’s operations and financial condition.

Extreme weather conditions can also disrupt Ternium’s supply chain. For example, in 2024, Hurricane Beryl disrupted vessel traffic at the Port of Brownsville by diminishing the port’s draught. This negatively affected the supply of slabs to Ternium’s processing facilities in Mexico for approximately two months, which in turn impacted our shipments of finished steel products.

Extreme weather events and natural disasters could result in damage to property, delays in production or shipments and, in extreme cases, death or injury to persons. Any of the foregoing could create liability for Ternium.

Also, chronic climate changes, such as changes in precipitation patterns and rising temperatures and sea levels may result in increased operating costs or capital expenditures, due to supply shortages or damage to facilities, personnel evacuation, increased insurance premiums or reduced availability of insurance, decreases in revenue derived from lower sales, disruption of operations or lower production levels, negative impact on workforce and write-offs and/or early retirement of assets, all of which could adversely affect our financial condition, results of operations and cash flows.

Ternium does not carry business interruption insurance, and the insurance that Ternium maintains for property damage and general liability may not be adequate or available to protect us under such events, its coverage may be limited, or the amount of insurance may be less than the related loss.

Risks Relating to the Mining Activities

Ternium has equity interests in two iron ore mining companies: a 100% interest in Las Encinas and a 50% interest in Consorcio Peña Colorada. Ternium’s mining activities are located in Mexico. In addition, Usiminas holds a 70% equity interest in Mineração Usiminas, a mining company located in Brazil. For information related to the risks of doing business in Brazil and Mexico see “Risks Relating to the Countries in Which Ternium Operates”. In addition, Ternium’s mining activities are subject to the following risks:

Operational accidents and unexpected natural catastrophes may damage the environment, destroy properties and affect production or cause injuries and death, which would adversely impact Ternium’s operations and profitability, and result in material liabilities.

Las Encinas, Consorcio Peña Colorada and Mineração Usiminas carry out extractive, processing and logistical operations. Liabilities associated with such mining activities include those resulting from tailings and sludge disposal, effluent management, iron ore pulp and fines transportation, and rehabilitation of land disturbed during the mining processes. The operations involve the use, handling, storage, discharge and disposal of hazardous substances and bulk material, and the use of natural resources. The iron ore mining industry is generally subject to significant risks and hazards, including environmental pollution, such as spilling or emissions of polluting substances or other hazardous materials; operational incidents, such as open-cut pit wall failures, rock falls, tailings dam breaches or incidents from the storage, transportation or use of explosives; transportation incidents, involving mobile equipment or machinery, slurry pipes and cable transportation; and may also be subject to unexpected natural catastrophes including heavy rain and hurricanes, and high seismic activity affecting our operations in Mexico. This could result in environmental damage, damage to or destruction of properties and facilities, personal injury or death, and delays in production. For example, in January 2022, unusually heavy rains damaged internal roads and drainage systems, affecting Mineração Usiminas’ iron ore production and shipments during that month. By March 2022, Mineração Usiminas was able to fully normalize its operations.

Las Encinas’ and Consorcio Peña Colorada’s tailings dams meet the strictest international seismic standards, but for a tailings dam in which new reinforcements are expected to be completed by Consorcio Peña Colorada by year-end 2025 in order to reduce risks of collapse under a severe earthquake. This reinforcement project follows recommendations arising from stability studies conducted with the assistance of independent consultants. Although Ternium believes that, once completed, Consorcio Peña Colorada’s investment project will further mitigate the risk of incidents or failures at its tailings dam, failures or breaches may still occur prior to, or after, completion of reinforcement works. Furthermore, we cannot guarantee that failures or breaches will not occur in any tailings

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dam even when meeting the strictest international seismic standards.

Mineração Usiminas, Las Encinas and Consorcio Peña Colorada may also be subject to claims under federal and local laws and regulations for air pollution, toxic torts, natural resource damages and other damages, as well as for the investigation and clean-up of soil, surface water, sediments, groundwater and other natural resources. Claims for damages and reclamation may arise out of current or former conditions at sites that Ternium owns, leases or operates or at inactive sites that it currently owns, leased-land sites and third-party waste disposal sites. We may be held responsible for other sites in the future. It also could be subject to litigation for alleged bodily injuries arising from claimed exposure to hazardous substances allegedly used, released, or disposed of by Ternium. Environmental damages caused by mining operations may result in costs and liabilities that could materially and adversely affect Ternium’s margins, cash flow and profitability. Third-party claims based on environmental or physical damages may exceed the limit of liability of the insurance policies that Ternium may have in place.

Required governmental concessions could be subject to prior consultation with native communities in Mexico or local communities in Brazil, changes or termination, permits and rights of use and occupancy could be difficult to obtain or maintain and taxes or royalties applicable to the mining industry could increase, all of which could adversely affect Ternium’s mining activities and operating costs.

Mining activities are subject to specific regulations and depend on concessions and authorizations granted by governmental authorities. Increased government intervention or amendments to applicable laws and regulations as well as claims or legal actions from native or local communities or other third parties, may alter the terms pursuant to which mining companies are required to pursue exploration, mining and ore processing activities. Selected mining technologies, additional infrastructure requirements, new taxes and/or royalties may be imposed on mining activities, leading to unexpected capital expenditures, higher costs or a reduction in mineral reserves and/or resources. For example, in 2011, the state of Minas Gerais imposed a rate for the controlling, monitoring and supervision of exploration and mining activities of mineral resources, which determines a fix value per ton sold. In addition, in 2019, the Brazilian federal and state governments issued dam licensing regulations and imposed new conditions in connection with population in the self-rescue zones, including guarantee of stability, expropriation or relocation of the population and de-characterization of dams, which resulted in increased operating costs.

In April 2023, Mexico approved a significant reform to its mining laws. Among other changes, new mining activities were prohibited in certain areas with superficial bodies of water -which are of federal jurisdiction-, and areas declared as natural reserves by federal or local governments. In addition, governmental authorities are authorized to order the removal of existing tailings deposits under certain location or risk circumstances. The new legislation prohibits the use of national waters for the transportation of certain materials, grants to the Mexican geological service exclusive rights to conduct exploration activities, and requires mandatory bidding processes for new exploration and exploitation concessions, limiting concessions to a 30-year duration with 25-year automatic extension and a further 25-year extension following a prior bidding process. Concessions may be revoked on certain grounds, including for failure to initiate or interrupt operations within a specified timeframe or to file a mine closing plan, and accidents may be punished with increased fines and other penalties. In addition, new permits entailing an increase in water consumption in the regions where Las Encinas and Peña Colorada operate are subject to new conditions on water availability. Granting of new mining rights by the federal government are also subject to new water consumption permits based on such new conditions. The reform also regulates royalties and profit sharing with local communities, and mandates consultation processes with native and Afro-Mexican communities. The Supreme Court is reviewing the constitutionality of the new legislation.

For further information on risks, including regulatory risk, relating to our operations in Mexico, see “Risks Relating to the Countries in Which Ternium Operates - Mexico.”

Iron ore exploration and exploitation concessions in Brazil and Mexico as well as water concessions in Mexico may be revoked if the competent government authorities determine that mining companies do not comply with their obligations under the respective concession terms and agreements. Ternium may fail to comply with its commitments regarding certain concessions in Mexico if the security situation in those areas worsens. Furthermore, the exploration and exploitation of mines require the obtention of a right of use and occupancy of the land where the mines are situated. Even though government regulations frequently establish provisions intended to facilitate the granting of such rights, in some cases it may be difficult to reach and maintain agreements with the native or local communities or landowners, or such agreements may be excessively onerous.

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If Las Encinas, Consorcio Peña Colorada or Mineração Usiminas cannot secure use and occupancy rights on acceptable terms, their mining activities may be compromised. In addition, Las Encinas, Consorcio Peña Colorada or Mineração Usiminas must obtain, in the normal course of their business, permits to operate new iron ore bodies at the mines and permits for the expansion of Las Encinas’ and Peña Colorada’s tailings deposit capacity and the use of areas for Mineração Usiminas’ stocking piles and filtered waste. If Las Encinas, Consorcio Peña Colorada or Mineração Usiminas are unable to timely obtain required permits or fail with a timely completion of their ongoing projects related to tailings deposit capacity, they may need to alter their mining and/or production plans, which could lead to unexpected capital expenditures, higher costs and/or a disruption of mining activities.

Ternium’s reserve and resource estimates may differ materially from actually recoverable mineral quantities, or its estimates of mine life may prove inaccurate; and market price fluctuations and changes in operating and capital costs may render certain ore reserves and resources uneconomical to mine or cause Ternium to revise its reserve or resource estimates.

Mineral reserves and resources are estimated quantities of ore that Ternium has determined can be economically mined and processed under present and anticipated conditions to extract their mineral content. There are numerous uncertainties inherent in estimating quantities of reserves and resources and in projecting potential future rates of mineral production, including factors beyond our control. Reserve and resource calculations involve estimating deposits of minerals that cannot be measured in an exact manner, and the accuracy of any reserve and resource estimate is a function of the quality of available data and engineering and geological interpretation and judgment. Reserve and resource estimates also depend on assumptions relating to the economic viability of extraction, which are established through the application of a life of mine plan for each operation or project providing a positive net present value on a forward-looking basis, using forecasts of operating and capital costs based on historical performance, with forward adjustments based on planned process improvements, changes in production volumes and in fixed and variable proportions of costs, and forecasted fluctuations in costs of raw material, supplies, energy and wages. These forecasts and projections involve assumptions and estimations that, although Ternium believes are reasonable at the time of estimating its reserves and resources, may change in the future and may fail to anticipate geological, environmental or other factors or events that could make it difficult or unprofitable to mine certain ore deposits.
In addition, our reserve and resource estimates are of in-place material after adjustments for mining depletion and mining losses and recoveries, with no adjustments made for metal losses due to processing. As a result, no assurance can be given that the indicated amount of ore will be recovered from our reserves and resources, or that it will be recovered at the anticipated rates, or that extracted ore will be converted into saleable production over the mine life at levels consistent with its reserve and resource estimates. Reserve or resource estimates may vary in the future, and results of mining and production subsequent to the date of an estimate may lead to future revisions of estimates. Estimates of mine life may require revisions based on actual production figures, changes in reserve and resource estimates and other factors. For example, fluctuations in the market prices of minerals, reduced recovery rates or increased operating and capital costs due to inflation, exchange rates, mining duties or other factors may affect Ternium’s mine life projections. Certain reserves and resources may have a low level of projected profitability. If market price fluctuations or changes in operating and capital costs increase the cost to explore, locate, extract and process iron ore, making it uneconomical to mine, we may be required to lower our reserve or resource estimates. In addition, the mining of certain reserves and resources depend on our ability to reach agreements with local communities, the failure of which could result in a decrease in reserve and resource estimates.

Exploration activities are subject to uncertainties as to the results of such exploration; even if the exploration activities result in the discovery of ore deposits, the effective exploitation of such deposits remains subject to several risks.

Exploration activities are highly speculative, involve substantial risks and may be unproductive. Ternium may incur substantial exploration costs which may not yield the expected results. Failure to find sufficient and adequate ore resources could adversely affect our business. In addition, even if ore deposits are discovered, exploitation activities may be delayed for a long time during which market conditions may vary. Significant resources and time must be invested to establish ore resources through exploration, define the appropriate processes, obtain environmental licenses, concessions and permits (including water usage permits), acquire land, build the necessary facilities and infrastructure for greenfield projects and obtain the ore or extract the metals from the ore. If a project is not economically feasible by the time it can be exploited, we may incur substantial write-offs.

Inability to complete activities required to maintain iron ore and pellets production rates over time could increase

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Ternium’s steel production cost.

Mining requires continuous investment and activities to sustain production rates such as the design of mining projects, the granting of environmental permits, the development of iron ore reserves and/or tailings dams, and the successful execution of civil works. A large share of Mineração Usiminas’ iron ore reserves and resources are made of an iron ore quality called “Compactos”, which cannot be processed in its current facilities or may be processed at substantially lower rates. Processing “Compactos” iron ore at a rate similar or higher than current processing rates, would require significant capital expenditures in new equipment and facilities. If Mineração Usiminas does not approve or fails to timely develop the project, or fails to obtain the required governmental approvals or to secure key supply agreements on reasonable terms, including for logistics and energy services, Mineração Usiminas’ iron ore shipments will stop once the reserves of other iron ore qualities are depleted, negatively affecting Ternium’s net sales and operating results. On the other hand, if Ternium’s mining companies in Mexico fail to timely carry out the activities required to maintain iron ore and pellet production rates over time, Ternium may be required to substitute self-produced lower-cost iron ore with third-party iron ore to supply its steel operations, with a consequent increase in steel production costs.

Expected costs and capital expenditure requirements for exploration, exploitation or restoration activities may vary significantly and affect Ternium’s financial condition and expected results of operations.

Ternium may be subject to increased costs or delays relating to the acquisition of equipment for the exploration and exploitation of ore deposits, or restoration of exhausted mines. Moreover, we may face increasing costs or capital expenditure requirements related to several factors, including changes in environmental regulations, diminished iron ore reserve grades, deeper pits and operational sections of our mines, iron ore deposits within the pit area that are more difficult to locate or extract, additional maintenance works in dams, tailings and waste piles, and ponds, and increased energy supply requirements that may be difficult to obtain. Adverse mining conditions and other factors related to the operation of the mine and mining facilities during their life cycle, whether permanent or temporary, may lead to a significant increase in projected capital expenditures and costs and may affect our ability to produce the expected quantities of mineral, negatively affecting our financial condition and expected results of operations.

Difficulties or disturbances in the relationship with local
communities may adversely affect Ternium’s mining activities and results of operations, and increasing violence and crime in Mexico could result in temporary or even permanent shut down of our Mexican mining operations.

Local communities, groups or individuals living or owning land near the areas where we operate may take actions to oppose or interfere with our mining activities. Even if a community has an agreement in place with Ternium, internal disputes within that community could result in blockades to disrupt our mining operations or iron ore transportation, or in legal proceedings to suspend mining activity. Although we make significant efforts to maintain good relationships with all communities, actions taken by them (or by interest groups within those communities), including requesting the authorities to revoke or cancel concessions or permits, may hamper our ability to conduct mining activities as planned, prevent us from complying with agreements or commitments with the government, or significantly increase the cost of exploring and/or exploiting the mines, thereby adversely affecting our business and results of operations.

Mexico

In the past, Ternium’s mining operations in Mexico faced actions by certain native or local communities demanding higher compensation or other benefits, or seeking to stop mining activities. Although attempted legal actions have not succeeded, under Mexican law judges can preemptively suspend environmental or other permits or concessions and take certain other measures to protect the “ejidos” (land jointly owned by native communities) until the claim is resolved. An adverse court decision suspending or revoking permits, or a blockade or occupation of our facilities, could adversely impact Ternium’s mining activities and results of operations.

In recent years, the security situation in Aquila, where Las Encinas has its main mining operation, worsened, with growing violence in the region being caused by criminal groups seeking territorial control and the exploitation of economic resources. In addition, a long-standing internal dispute between two differentiated groups of a native community prevented the election of community representatives and stirred a great deal of turmoil. In January 2023, two main community leaders went missing, which triggered an investigation by the Attorney General’s office that resulted in the arrest of three suspects. The ensuing crisis forced Las Encinas to keep its main mining operation idled during the first half of 2023. Similarly, the Jalisco area, where Consorcio Peña Colorada operates, is not exempt from the presence of criminal groups and, consequently, security has also

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deteriorated in such region.

If violence and conflict persist or escalate in the regions where Ternium has its mining operations, Ternium’s mining activities in Mexico may be partially or totally suspended, or even permanently shut down.

Risks Relating To The Structure Of Ternium S.A.

Changes in applicable tax regulations and resolutions of tax disputes could negatively affect our financial results.

Ternium is subject to tax laws in numerous foreign jurisdictions where it operates. The integrated nature of Ternium’s worldwide operations can produce conflicting claims from revenue authorities in different countries as to the profits to be taxed in the individual countries, including disputes relating to transfer pricing. Most of the jurisdictions in which Ternium operates have double tax treaties with foreign jurisdictions, which provide a framework for mitigating the risk of double taxation on Ternium’s results. However, in case double taxation persists, dispute resolution mechanisms developed to resolve such potential conflicting claims are largely untried and can be expected to be very lengthy.

In recent years, tax authorities around the world have increased their scrutiny of companies’ tax filings and have become more rigid in exercising any discretion they may have. In 2015, the OECD proposed a number of tax law changes under its Base Erosion and Profit Shifting (BEPS) Action Plans to address issues of base erosion transparency, coherence and substance. Most of the countries in which Ternium operates have already implemented at least some of those changes within their own domestic tax legislations.

In 2019, the OECD launched a new initiative on behalf of the G20 under the format of a two pillars solution targeting to minimize profit shifting by working towards a global tax framework that ensures that corporate income taxes are paid where consumption takes place (Pillar 1) and targeting to introduce a global standard on minimum taxation (Pillar 2) both combined with new tax dispute resolution processes. This project achieved OECD political consensus in October 2021. Pillar 2 applies to Ternium as from 2024; Pillar 1 is still under discussion.

On January 20, 2025, the United States announced that it would withdraw from the OECD Global Tax Deal and that any prior commitments made by the United States will no longer have any force or effect. The memorandum announcing the withdrawal also directed the U.S. Secretary of the Treasury to develop and deliver to
President Trump, within 60 days, a list of protective measures or other options towards foreign countries that are either not in compliance with any tax treaty with the United States or have, or are likely to have, tax rules that are extraterritorial or disproportionately affect U.S. companies.

At the EU level, the European Commission adopted in 2016 its Anti-Tax Avoidance Directive, or ATAD, later on expanded by ATAD 2, which seeks to prevent tax avoidance by companies and to ensure that companies pay appropriate taxes in the markets where profits are effectively made and business is effectively performed. In addition, the European Commission drafted a directive aiming to avoid the use of shell entities (ATAD 3), which is still under discussion. Also, the European Commission adopted in December 2022 another directive to impose a global minimum taxation for multinational companies in the E.U., following Pillar 2’s initiative. This new directive became effective in 2024.

Ternium’s interpretation and application of the tax laws could differ from that of the relevant governmental taxing authority, which could result in the payment of additional taxes, penalties or interest, negatively affecting our profitability and financial condition. Significant uncertainties remain in relation to the potential adoption of the new regulations that might result from evolving initiatives like those launched by the OECD and the EU in relation to international taxation that could impact negatively our financial condition, results of operations and cash flows.

Dividend payments depend on the results of operations and financial condition of its subsidiaries and could be affected by legal, contractual or other limitations or tax changes.

Ternium S.A. is a holding company and conducts all its operations through subsidiaries. Dividends or other intercompany transfers of funds from those subsidiaries are Ternium S.A.’s primary source of funds to pay its expenses, debt service and dividends and to repurchase shares or ADSs.

The ability of our subsidiaries to pay dividends and make other payments to their shareholders will depend on their results of operations and financial condition. If earnings and cash flows of our operating subsidiaries are substantially reduced, Ternium S.A. may not be in a position to meet its operational needs or to pay dividends. In addition, such dividends and other payments could be restricted by applicable corporate and other laws and regulations, including those imposing foreign exchange controls or restrictions on the transfer of money to foreign accounts or the payment of dividends, and

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agreements and commitments of such subsidiaries. For example, in recent years, Argentine regulations have significantly impaired Ternium Argentina’s ability to transfer dividends abroad and, therefore, Ternium Argentina resorted to the payment of dividends in kind using U.S. dollar-denominated Argentine sovereign bonds. For information on exchange controls in Argentina, see note 30 “Foreign exchange restrictions in Argentina” of Ternium’s audited consolidated financial statements included in this annual report; and “—Risks Relating to the Countries in Which Ternium Operates – Argentina: Exchange controls in Argentina could negatively impact Ternium Argentina’s operations, preventing Ternium from importing raw materials, paying dividends or transferring cash surpluses abroad, as a result of its inability to access the foreign exchange market”.

Ternium S.A.’s ability to pay dividends to shareholders is subject to legal and other requirements and restrictions in effect at the holding company level. For example, Ternium S.A. may only pay dividends out of net profits, retained earnings and distributable reserves and premiums, each as defined and calculated in accordance with Luxembourg law and regulations. In addition, dividend distributions (which are currently imputed to a special tax reserve and are therefore not subject to Luxembourg withholding tax) may be subject to Luxembourg withholding tax if current Luxembourg tax law were to change or if the special tax reserve were to be exhausted.

Ternium S.A.’s controlling shareholder may be able to take actions that do not reflect the will or best interests of other shareholders.

As of February 28, 2025, San Faustin beneficially owned 65.03% of Ternium S.A.’s share capital and Tenaris, which is also controlled by San Faustin, held 11.46% of Ternium S.A.’s shares and voting rights. Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, or RP STAK, holds voting rights in San Faustin sufficient in number to control San Faustin. As a result, RP STAK is indirectly able to elect a substantial majority of the members of Ternium S.A.’s board of directors and has the power to determine the outcome of most actions requiring shareholder approval, including, subject to the requirements of Luxembourg law, the payment of dividends. The decisions of the controlling shareholder may not reflect the will or best interest of other shareholders. In addition, Ternium S.A.’s articles of association permit its board of directors to waive, limit or suppress preemptive rights in certain cases. Accordingly, Ternium S.A.’s controlling shareholder may cause its board of directors to approve in certain cases an issuance of shares for consideration without preemptive rights, thereby diluting the minority interest. See “Risks Relating to Ternium S.A.’s ADSs – Holders of shares and ADSs in the United States may not be able to exercise preemptive rights in certain cases”.

Existence of other shareholders in Ternium S.A.’s subsidiaries and associates could delay or prevent us from completing our strategy.

Ternium S.A. does not own 100% of the interests in certain of its subsidiaries. As of February 28, 2025, 26.0% of Ternium Argentina was held by the Administración Nacional de la Seguridad Social, or ANSeS, Argentina’s governmental social security agency, and 11.4% was publicly held. In addition, 22.7% of Usiminas’ ordinary shares were held by the NSC Group, 4.9% by Previdência Usiminas and 22.9% were publicly held, and 0.6% of Usiminas’ preferred shares were held by the NSC Group and 97.5% were publicly held. Furthermore, Ternium holds a 51% ownership interest in Tenigal (with NSC holding the remaining 49%); a 50% equity interest in Consorcio Peña Colorada (with ArcelorMittal holding the remaining 50%); and a 48% equity interest in Techgen. The existence of other shareholders in these companies could prevent Ternium from taking actions that, while beneficial to the company, might not be beneficial to each relevant subsidiary or associate considered separately. As a result, Ternium could be delayed or prevented from completing its strategy or fully maximizing its competitive strengths.

Risks Relating to the Countries in Which Ternium Operates

Negative economic, political, social and regulatory developments in certain markets where a significant portion of Ternium’s operations and assets are located could disrupt its manufacturing activity, hurt Ternium’s shipment volumes or prices, or increase its costs, thereby adversely affecting its results of operations and financial condition.

Ternium’s results of operations are subject to the risks of doing business in emerging markets, principally in Mexico, Brazil and Argentina, and have been, and could in the future be, affected from time to time to varying degrees by economic, political, social, regulatory and legal developments, such as nationalization, expropriation or forced divestiture of assets; restrictions on production, domestic sales, imports and exports; travel or trade bans; interruptions in the supply of essential energy inputs; restrictions on the exchange or transfer of currency; inability or increasing difficulties to repatriate income or capital or to make contract payments; inflation; devaluation; or other events, including wars and other international conflicts, natural

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disasters, chronic climate changes and public health epidemics; civil unrest and local security concerns that threaten the safe operation of its facilities and operations; direct and indirect price controls; tax increases and changes (including retroactive) in the interpretation, application or enforcement of tax laws and other claims or challenges; cancellation of contract rights; and delays or denial of governmental approvals. Both the likelihood of such occurrences and their overall effect upon Ternium vary greatly from country to country and are not predictable. Realization of these risks could have an adverse impact on the results of operations and financial condition of Ternium’s subsidiaries located in the affected countries and, depending on their materiality, on the results of operations and financial condition of Ternium as a whole.

Mexico

Ternium has significant manufacturing operations and assets in Mexico and a significant share of its sales are made to customers in this country. In addition, a significant portion of Ternium’s sales in Mexico are directed to the Mexican manufacturing industry, which in turn exports a large share of its production to the U.S. market. Our business could be materially and adversely affected by economic, political, social and regulatory developments in Mexico.

Political, economic and social conditions and government policies in Mexico could negatively impact Ternium’s business and results of operations.

In the past, Mexico has experienced several periods of slow or negative economic growth, high inflation, high interest rates, currency devaluation and other economic problems. Furthermore, the Mexican economy tends to be affected by changes in the economic environment in the United States, including changes to trade conditions. In addition, actions and policies adopted by the Mexican government could have a significant impact on the economy and market conditions affecting Ternium’s operations in Mexico. During 2024, the Mexican Congress approved several constitutional reforms aimed at restructuring the judicial system and increasing state control over key sectors, including energy, telecommunications, and natural resources. This increased regulatory oversight has led to a more unpredictable business environment. A deterioration in Mexico’s economy, a re-emergence of social instability, political unrest, reduction in government spending, increased government intervention, exchange rate and financial market volatility, or other adverse political, economic or social development, could adversely affect our business, results of operations, financial condition or liquidity. Adverse economic conditions in Mexico could also result in higher inflation and interest rates coupled with reduced opportunities for funding or refinancing, reduced domestic consumption of our products, decreased operating results and delays in the completion of ongoing and future capital expenditures.
Energy reforms and the evolving regulatory landscape in Mexico could adversely impact Ternium’s results of operations and net results.

In the last few years, the Mexican government has made various attempts to amend energy rules and regulations impacting the supply and cost of energy.

Since December 2018, the Mexican government has been introducing changes to electricity regulations, including amendments to the Energy Industry Law, or LIE, and a bill to reform the Constitution, which was rejected by the Mexican Congress in 2021. These changes aimed to grant priority to Mexico’s state-owned electric power generation and distribution company, or CFE, over private generators in the supply of electric power to the Mexican market and mandated a revision of power generation and transaction agreements between CFE and independent electric power suppliers. The intended reforms were challenged in court and, in January 2024, the Supreme Court ruled against the constitutionality of certain provisions of the LIE reform.

In response, the Mexican President announced a new proposal for an ambitious constitutional reform covering a wide range of topics, including energy matters. For example, changes have been introduced to the constitutional status of CFE and Pemex, resulting in increased government intervention in their policies at the expense of their boards’ independence.

The energy reform has introduced significant regulatory and legal uncertainties for energy companies, affecting their operations, financial performance, and strategic planning. Companies have had to navigate a complex and evolving regulatory landscape, invest in compliance programs, and reassess their investment strategies to mitigate the risks associated with these reforms. Uncertainty remains as to whether the Mexican government or any of its decentralized bodies will introduce new reforms to the energy market or adopt any measure that may further affect the energy supply or increase its cost. Any such new changes or measures could negatively affect our operations or those of Techgen, where Ternium holds a 48% equity interest and which supplies electricity for most of our Mexican operations. At this stage, we cannot assess the potential effects of any new governmental initiative on Ternium’s operations and the Mexican economy in general and,

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consequently, on the results of operations and financial conditions of our businesses in Mexico.

Violence and crime in Mexico could negatively impact Ternium’s business and operations.

Mexico is subject to significant levels of violent crimes and, notably, the regions where Ternium’s mining operations are located are subject to an increasing level of criminality, which resulted in an alarming deterioration of security conditions in the region. For more information on the events affecting our mining operations in Mexico, see “– Risks Relating to Ternium’s Mining Activities – Difficulties in relationships with local communities may adversely affect Ternium’s mining activities and results of operations, and increasing violence and crime in Mexico could result in temporary or even permanent shut down of Ternium’s Mexican mining operations.” Security issues could affect our day-to-day operations and could also result in an economic slowdown, reducing domestic demand for its products and thereby having an adverse effect on our business. A deterioration of the security situation or a surge in violence could result in significant obstacles or additional costs to the implementation of growth plans in Mexico, including delays in the completion of capital expenditures.

Changes in existing trade arrangements between Mexico and the U.S. and controversies or disputes between USMCA member countries could adversely impact Ternium’s results of operations and net results.

The USMCA became effective in July 2020 replacing the North American Free Trade Agreement (NAFTA). Previously, in 2019, Mexico and the United States had agreed to waive a 25% tariff on steel products exported to the United States (which had been imposed in 2018) subject to continuous monitoring for surges in steel imports and transshipment into the United States of material that was not imported from Mexico or Canada. Early in 2024, the United States expressed concerns regarding unfair practices in the U.S. market from steel produced in third countries that was allegedly being circumvented through Mexico. In response to such concerns, Mexico implemented additional measures aimed at improving information and transparency as well as preventing circumvention practices in connection with steel imports into the Mexican market from countries with which Mexico lacks a formal trade agreement. In addition, in July 2024, Mexican and Canadian exports to the United States of steel products melted and poured outside the USMCA region became subject to a 25% tariff under Section 232 of the Trade Expansion Act of 1962. Finally, early in 2025, the U.S. government imposed a 25% tariff on virtually all imports of steel and on certain steel derivatives, revoking previously negotiated country-specific exemptions and quota arrangements.

In addition, on February 1, 2025, the U.S. government announced the imposition, through the International Emergency Economic Powers Act (IEEPA), of across-the-board tariffs applicable to all products imported from Mexico, Canada and China. As of the date of this annual report, Mexican and Canadian products that comply with USMCA preferential rules of origin, are exempt from this tariff. Further, the Trump administration announced that the U.S. would implement reciprocal tariffs with trading partners by April 2025.

This new set of tariffs and other potential commercial measures could affect market prices and dynamics, supply chains, and cost structures, and result in a prolonged or escalated trade war.

Moreover, the USMCA is scheduled for its first joint review on July 1, 2026, allowing the three member countries to assess the agreement and propose revisions. The review signals the beginning of a 10-year countdown to the USMCA’s expiration in 2036, unless the parties agree to extend the agreement. Amendments to, or the termination of, current trade agreements between Mexico and the U.S. could materially and adversely affect Ternium’s shipments, results of operations and net worth.

The introduction of new tariffs could further increase costs for Mexican exporters and, consequently, reduce Mexico’s competitiveness in the U.S. market. Particularly, new tariffs on imports of Mexican manufactured products to the U.S. market could negatively affect several of Ternium’s customers in Mexico and, thus, Ternium’s operations in the country. In addition, the uncertainty surrounding trade rules could deter foreign investment in Mexico, as companies might hesitate to invest in new projects or expand existing ones without the stability provided by the USMCA.

Other countries have announced retaliatory tariffs against U.S. exports. It is also anticipated that parties may bring litigation regarding the timeliness and appropriateness of the Trump administration’s actions. In light of the foregoing uncertainties, Ternium is unable at this time to predict the evolution or ultimate outcome of these developments or to quantify the impact that the new tariffs and measures would have on its business or financial condition.

Argentina

A significant portion of Ternium’s sales are made in Argentina mainly through its subsidiary, Ternium

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Argentina. Ternium Argentina’s business could be materially affected by economic, political, social, fiscal and regulatory developments in Argentina.

Economic and political instability in Argentina, which on several occasions resulted in economic uncertainties and recession, may adversely affect Ternium’s business, financial condition and results.

Ternium’s business and results of operations in Argentina depend on local macroeconomic conditions, among other factors. Over the past years, the Argentine economy and capital investment have been affected by political, economic and financial uncertainties as well as government intervention in, or limitations to, the conduct of business in the private sector and other government measures affecting investors’ confidence. Steel shipments to the Argentine domestic market were severely affected in different opportunities over the last decades. For instance, during 2018 and 2019 the economy was affected by a severe downturn resulting from financial market volatility, high interest rates and heightened political uncertainty during the presidential election process and, in 2020, the economy was affected by the COVID-19 outbreak.

In 2023, the Argentine economy suffered as a result of a severe drought, foreign exchange restrictions, high inflation rates and heightened political and economic uncertainty during the presidential election process. In December 2023, the new administration, led by Mr. Javier Milei, announced a series of emergency measures to address the critical economic situation, including high inflation rates and public deficit. Some of those measures included deregulation efforts, cuts in public spending, including subsidies on public services, cut down on monetary issuance, increase of certain taxes, labor reforms, and the lifting of certain import restrictions and foreign exchange controls. In 2024, Ternium experienced a 20% decrease in steel shipments in the Southern Region primarily in connection with the Argentine government's economic stabilization measures, which had a significant impact in the first quarter followed by a gradual improvement throughout the year. It is uncertain as to what extent the Argentine government will be able to continue implementing its economic program and adopt major structural reforms. While Congress approved some of the reforms submitted by the Milei administration in 2024, it is unclear whether Congress will endorse other major reforms, including labor and tax reforms. While the deregulation of the economy and intended reforms aim to create a more competitive and investment-friendly environment, the associated uncertainties and potential for abrupt policy changes pose substantial risks for companies operating in the country. While the deregulation of the economy and intended reforms aim to create a more competitive and investment-friendly environment, the associated uncertainties and potential for abrupt policy changes pose substantial risks for companies operating in the country. In addition, conflicts between the federal and local governments may arise, court decisions may challenge governmental measures, and social tensions or public protests could arise.

Furthermore, Argentina is negotiating a new agreement with the International Monetary Fund, or IMF. Although Argentina has achieved most of the targets set under the Extended Fund Facility, or EFF arrangement for 2024, failure to implement or comply with a program with the IMF could adversely affect the country’s economy and lessened financial sources could impair Argentina’s ability to foster economic growth.

This context of volatility and uncertainty remains in place as of the date of this annual report. Ternium continues to monitor closely the evolution of the main variables affecting its business, identifying the potential impact thereof on its financial and economic situation and determining the appropriate course of action in each case. Ternium’s business and results of operations in Argentina could be adversely affected by rapidly changing economic, political and social conditions in Argentina, or by the Argentine government’s policy response to such conditions.

Inflation may undermine economic growth in Argentina and impact Ternium’s costs, thereby adversely affecting its results of operations and financial position.

In the past, inflation has undermined the Argentine economy and the government’s ability to stimulate economic growth. Consumer price inflation in Argentina, as reported by INDEC, the Argentine statistics and census bureau, was 118% in 2024, 211% in 2023 and 95% in 2022. In 2024, the Argentine peso depreciated by 22%, a rate that was far below the rate of inflation. Such mismatch negatively impacted our results of operations, as ARS-denominated costs (mainly labor-related costs) at Ternium Argentina increased, thereby affecting cost-competitiveness and margins. A high inflation economy has undermined and could continue to undermine Argentina’s foreign competitiveness in international markets and negatively affect economic activity and employment levels. Argentine inflation rate volatility makes it impossible to estimate with reasonable certainty the extent to which activity levels and results of operations of Ternium Argentina could be affected in the future.

Taxes on Argentine companies have been increasing over time; a further increase of the tax burden could adversely affect Ternium’s results of operations, net results and

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financial condition.

In the past, the sustained and significant devaluation of the Argentine peso against the U.S. dollar coupled with high inflation rates resulted in a material reduction of the real value that Ternium Argentina could deduct as cost of sales or cost of financial investments for tax purposes, thus creating artificial gains that were subject to income tax. Inflation adjustment for tax purposes is limited and subject to significant restrictions. For example, inflation adjustment of inventories and other current assets is permitted only if the consumer price inflation rate surpasses 100% in a 36-month period up to the close of the relevant fiscal year and, in the past, inflation adjustment has been further limited. If inflation rates remain high and limitations to inflation adjustment are reinstated, Ternium Argentina could be subject to increased tax burden. Furthermore, because inflation adjustment of cash positions generated during the current fiscal year is not permitted, high nominal interest rates, which are normally expected in high inflation scenarios, materially overstate the financial income of such cash positions for tax purposes.

In addition, during 2024 Ternium Argentina systematically accumulated value added and income tax credits, which amounted to $154 million as of December 31, 2024, mainly due to the impact of a 2023 federal tax agency resolution limiting several taxpayers’ ability from requesting tax credit refunds. Such resolution was recently repealed, and, therefore, Ternium Argentina expects to gradually reduce its accumulated tax credits. However, we cannot ensure that the federal tax agency will not adopt similar resolutions or measures in the future having the effect of collecting taxes in excess of applicable tax rates, thus increasing Ternium Argentina’s tax burden.

Other federal, provincial and municipal taxes on Ternium Argentina’s operations have been imposed or increased over the last years, including the introduction of a tax on dividend distributions and a tax on the purchase of foreign currency for the payment of imports of certain raw materials and intermediate goods, which was lifted in December 2024, but could be reintroduced in the future.

The Argentine government has announced plans to introduce a tax reform in 2025. Ternium cannot predict whether future legislation, or any new tax regime or reform could result in a further increase of the tax burden on its operations in Argentina, which would adversely affect Ternium’s results of operations, net results and financial condition.

Exchange controls in Argentina could negatively impact Ternium Argentina’s operations, preventing Ternium from importing raw materials, paying dividends or transferring cash surpluses abroad, as a result of its inability to access the foreign exchange market.

From time to time, the Argentine authorities have taken measures to reduce the volatility of the ARS/$ exchange rate and have implemented formal and informal restrictions on capital inflows and outflows. Between September 2019 and December 2023, the Argentine government imposed significant restrictions on foreign exchange transactions. Although after the new administration took office in December 2023 certain restrictions were eased or lifted and further deregulation is expected, at the date of this annual report the scope and timing of upcoming changes remain unknown. For more information on our foreign exchange restrictions in Argentina, see note 30 “Foreign exchange restrictions in Argentina” to our consolidated financial statements included in this annual report.

Foreign exchange controls currently limit the purchase and transfer abroad of foreign currency for saving purposes, restricting Ternium Argentina’s ability to hold excess cash reserves in foreign bank accounts. Accordingly, Ternium Argentina holds its cash and financial investments in the Argentine financial system. As of December 31, 2024, Ternium Argentina’s cash and cash equivalents and other investments amounted to approximately $1.3 billion, a large portion of which consisted of U.S. dollar-denominated sovereign bonds issued by the Argentine government and payable in U.S. dollars, and Argentine Treasury bonds linked to the official exchange rate. The U.S. dollar value of these instruments recorded in Ternium’s consolidated financial statements is based on their Argentine peso local market price, converted to the U.S. dollar at the ARS/$ official exchange rate. Therefore, the valuation of such investments is subject to the volatility of the Argentine financial market and currency exchange rates, leading to a potential significant reduction of such value in our consolidated financial statements. For example, during the fourth quarter of 2023 and first quarter of 2024, Ternium’s divestment of Argentine sovereign bonds resulted in a loss of $164 million due to the recycling of changes in the fair value of financial instruments from Other Comprehensive Income to Financial Results. Although the balance of Ternium’s Other Comprehensive Income in connection with its Argentine sovereign bond holdings turned positive as of December 31, 2024, this balance could turn negative again in the future if conditions in the Argentine financial market deteriorate and, consequently, the market value of such holdings decreases.

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In the past few years, the Argentine authorities limited the import of goods and services by Argentine companies, including Ternium Argentina and other companies in the steel value chain, by controlling access to the foreign exchange market. In the context of high, but decelerating, inflation during 2024, restrictions of access to the foreign exchange market to pay for imports of goods remain, but have been gradually made more flexible. However, Ternium cannot predict future conditions for the imports of goods and services by Argentine companies, which would adversely affect Ternium’s results and financial condition.

Access to the official exchange market to make dividend payments continue to require prior Argentine Central Bank approval, which is rarely, if ever, granted.

If control systems are maintained or are tightened, local demand for steel products and/or Ternium Argentina’s operations or sales could be adversely affected, Ternium Argentina could be exposed to the risk of losses arising from fluctuations in the ARS/$ exchange rate, and Ternium Argentina’s ability to make payments to foreign suppliers or creditors (which could disrupt Ternium Argentina’s operations), pay dividends or royalties abroad, or fund investments or other activities offshore could be impaired.

Brazil

Ternium has significant manufacturing operations and assets located in Brazil. Ternium has a participation in the control group of Usiminas, a large Brazilian steelmaker, and began consolidating Usiminas in July 2023. Ternium also owns Ternium Brasil, a company that has a slab making facility in Rio de Janeiro and exports most of its production. Ternium’s results and net worth could be materially and adversely affected by economic, political, social, fiscal and regulatory developments, as well as security concerns in Brazil.

Changing economic policies and political conditions in Brazil, which on several occasions in the past resulted in economic uncertainties, recession and political instability, may occur in the future, thereby adversely affecting Ternium’s business results and financial condition.

The Brazilian economy has been characterized by frequent and occasionally extensive intervention by the Brazilian government, including changed monetary, taxation, credit, tariff and other policies to influence the course of the country’s economy. The Brazilian government’s actions to control inflation and implement other policies have involved hikes in interest rates, wage and price controls, foreign exchange controls and devaluation, freezing of bank accounts, capital controls and restrictions on imports. Such policies may adversely affect our results and net worth. The Brazilian government’s policies may also result in increases in tax payments or tariffs, which could adversely affect industry profitability. Changes in tax laws, such as the ongoing tax reform debates, can result in increased tax liabilities and compliance costs, creating uncertainties for businesses. In addition, tax disputes can result in substantial financial liabilities and require extensive legal resources to resolve. We cannot predict whether the new tax regime would result in a net tax burden increase for our operations in Brazil. Any increase in the applicable tax burden or tariffs would affect our consolidated cash flow and profitability. Also, tax disputes are a common source of legal uncertainty for Brazilian companies. The interpretation of tax laws by authorities can vary, leading to disputes over tax liabilities. In the past, Ternium’s Brazilian subsidiaries faced several tax-related legal challenges, including disputes over the collection of federal, state and municipal taxes, transfer pricing, and the deductibility of certain expenses.

The Brazilian economy has been affected by inflation, energy shortages, illiquid lending markets and other political, diplomatic, social and economic developments. Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected public and investor confidence, which resulted in economic deceleration. For example, Brazil has experienced heightened economic and political instability derived from various investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor, including the Lava Jato investigation, which negatively impacted the Brazilian economy and political environment and contributed to a decline in market confidence in Brazil. In addition, operational risks in Brazil include challenges related to infrastructure, supply chain disruptions, and labor disputes. Companies also face risks related to strikes and labor disputes, which can disrupt operations and lead to financial losses.

The Brazilian judicial system is known for its procedural delays and the unpredictability of outcomes. Companies often face lengthy judicial, arbitral, and administrative proceedings, which can be further complicated by the possibility of appeals and the need for judicial guarantees; and the enforcement of judicial decisions may be challenging.

Uncertainty over whether the Brazilian government will change policies or regulations affecting economic, political or social factors may contribute to economic instability in Brazil. We cannot predict whether political instability will arise in the future nor its effect on the Brazilian economy and, consequently, on the results of

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operations and financial conditions of our businesses in Brazil.

Inflation may undermine economic growth in Brazil and impact Ternium’s costs, thereby adversely affecting its results of operations and financial position.

High levels of inflation have in the past undermined the Brazilian economy and the government’s ability to stimulate economic growth. Our results of operations and financial position could be negatively impacted, as BRL-denominated costs (mainly labor-related costs) may increase, thereby affecting cost-competitiveness. Inflationary pressures may also lead to the imposition of additional government policies to combat inflation and hinder access to Brazilian capital markets, which could adversely affect the business and the ability to finance operations and capital expenditures, making it impossible to estimate with reasonable certainty our future results of operations.

Certain Regulatory Risks And Litigation Risks

Ternium faces a significant loss contingency in Brazil in connection with its acquisition of a participation in the control group of Usiminas.

In 2013, Ternium was notified of a lawsuit filed in Brazil by Companhia Siderúrgica Nacional, or CSN, and various entities affiliated with CSN against Ternium Investments, Ternium Argentina, and Tenaris’s subsidiary, Confab, all of which compose the T/T Group under the Usiminas shareholders agreement. The entities named in the CSN lawsuit had acquired a participation in Usiminas in January 2012. The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition or BRL28.8 and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group. Ternium Investments and Ternium Argentina’s respective shares in the offer would be 60.6% and 21.5%.

On September 23, 2013, the first instance court dismissed the CSN lawsuit, and on February 8, 2017, the court of appeals maintained the understanding of the first instance court. On August 18, 2017, CSN filed an appeal to the Superior Court of Justice (SCJ) seeking the review and reversal of the decision issued by the Court of Appeals. On September 10, 2019, the SCJ declared CSN’s appeal admissible. On March 7, 2023, the SCJ, by majority vote, rejected CSN’s appeal. CSN made several submissions in connection with the SCJ decision, including a motion for clarification that challenged the merits of the SCJ decision. Decisions at the SCJ are adopted by majority vote. At an October 17, 2023 session, two justices of the SCJ voted in favor of remanding the case to the first instance for it to be retried following production and assessment of the new evidence, and two justices of the SCJ voted, without requiring any further evidence, in favor of granting CSN’s motion for clarification and reversing the March 7, 2023 decision that rejected CSN’s appeal; because the fifth member of SCJ excused himself from voting, a justice from another panel at the SCJ was summoned to produce the tie-breaking vote.

On June 18, 2024, the SCJ completed its voting on CSN’s motion for clarification and reversed, by majority vote, its March 7, 2023 decision, and resolved that Ternium Investments, its subsidiary Ternium Argentina and Tenaris’s subsidiary Confab should pay CSN an indemnification in connection with the acquisition by the T/T Group of a participation in Usiminas in January 2012, with CSN being allowed to retain ownership of the Usiminas ordinary shares it currently owns. On August 1, 2024, Ternium Investments, Ternium Argentina and the other T/T Group entities filed a motion for clarification against the SCJ decision and, subsequently, CSN filed its reply. On December 6, 2024, the SCJ rejected this motion for clarification, confirming the obligation of the T/T Group entities to pay an indemnification in connection with the 2012 acquisition of the participations in Usiminas. Notwithstanding the foregoing, the SCJ unanimously resolved to modify the applicable monetary adjustment mechanism and to cap the applicable attorney’s fees, thereby lowering the aggregate amount that would be payable if CSN ultimately prevails in this claim. Based on such SCJ decision, assuming monetary adjustment thorough December 31, 2024, and attorney’s fees in the amount of BRL5 million, the revised aggregate amount potentially payable by Ternium Investments and Ternium Argentina if CSN finally prevails on its claims would be of approximately BRL1,875.9 million (approximately $302.9 million at the BRL/$ rate as of such date) and BRL664.1 million (approximately $107.3 million at the BRL/$ rate as of such date), respectively. On February 10, 2025, Ternium filed an extraordinary appeal against the SCJ decisions that ordered an indemnification payment, seeking their review and reversal by the Supreme Federal Tribunal. The Company, however, cannot predict the ultimate resolution on the matter. For further information see note 25 “Contingencies, Commitments and Restrictions on the Distribution of Profits—Tax claims and other contingencies (a) Provision for ongoing litigation related to the acquisition of a participation in Usiminas”, to our consolidated financial statements included in this annual report.

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International trade actions or regulations and trade-related legal proceedings could adversely affect Ternium’s sales and revenues and the overall business.

International trade-related administrative proceedings, legal actions and restrictions pose a constant risk for international operations and sales throughout the world. Our steel processing activities require steel products, including significant quantities of steel slabs, from different foreign steel suppliers for its operations in Mexico, Colombia, Argentina and Brazil. The Mexican, Colombian, Argentine or Brazilian governments may impose or increase duties on steel products imports. On the other hand, trade liberalization, mainly through free trade agreements, can reduce certain input costs and increase access to foreign markets. However, greater trade liberalization in the domestic markets in which we participate increases competition. For example, during 2024, the Argentine government took several measures to streamline the import of goods, which could increase the risk of unfairly traded imports affecting the local market. For information concerning competition in the domestic steel markets, see “Intense competition could cause Ternium to lose its market share and adversely affect its revenues.”

During the last decade, steel exports from China surged as a consequence of an economic slowdown in this country, and the number of antidumping, countervailing, safeguard measures and other trade restrictive actions increased substantially. Accordingly, producers that were restricted from certain markets sought alternative markets for their products. In the last two years, there was a surge of steel exports from China resulting in an increase to export volumes of approximately 38% year-over-year in 2023, and an additional 25% year-over-year in 2024. Consequently, flat steel imports in Brazil surged approximately 42% in 2023 and a further 11% in 2024, mainly due to the import of low-priced Chinese steel products. Continued increase in steel imports under unfair trade conditions could erode our sales in domestic markets, and such market share losses may not be completely offset by increased exports to foreign markets.

Countries or regional blocs may impose restrictive import duties and other restrictions on imports under various trade related laws, such as national security, environmental and intellectual property regulations. For example, Ternium is affected by tariffs on steel imports imposed by the United States under Section 232 of the Trade Expansion Act of 1962. For more information on tariffs see, “Risks Relating to the Countries in Which Ternium Operates – Mexico - Changes in existing trade arrangements between Mexico and the U.S., and controversies or disputes between USMCA member countries could adversely impact Ternium’s results of operations and net results.”

The timing and nature of the imposition of trade-related restrictions potentially affecting Ternium’s sales and that of Ternium’s customers are unpredictable. Tariffs and trade restrictions on exports could adversely impact our or our customers’ ability to sell products and, as a result, the overall business and our profit margins and financial condition could suffer. One significant source of trade restrictions is the imposition of “antidumping” and “countervailing” duties, as well as “safeguard measures”. These duties can severely limit or altogether prevent exports to relevant markets. In several export destination that are relevant to Ternium, such as the United States, safeguard duties and other protective measures have been imposed against a large number of steel imports. For further information, see “Risks Relating to the Countries in Which Ternium Operates – Mexico - Changes in existing trade arrangements between Mexico and the U.S., and controversies or disputes between USMCA member countries could adversely impact Ternium’s results of operations and net results.”

Certain domestic producers have filed antidumping and/or countervailing duty actions against certain steel imports. Some of these actions have led, or may lead, to restrictions on our sales of steel products in certain steel markets and result in lower profit margins. For example, on September 26, 2024, the U.S. Department of Commerce announced the initiation of antidumping duty investigations from corrosion-resistant steel products from Australia, Brazil, Canada, Mexico, the Netherlands, South Africa, Taiwan, the Republic of Turkey, the United Arab Emirates, and the Socialist Republic of Vietnam, and countervailing duty investigations of such products from Brazil, Canada, Mexico, and Vietnam.

Antidumping and/or countervailing duty actions and other government actions are largely unpredictable and additional duties or restrictions could be imposed in the future, limiting our sales to and potential growth in those markets, and increasing costs.

The cost of complying with environmental regulations, potential product and environmental liabilities in a context of increasing environmental awareness, as well as government measures driven by social pressure to address environmental concerns, may affect Ternium’s steel production or processing operations, or may increase Ternium’s operating costs, negatively impacting Ternium’s business, financial condition, results of operations and prospects.

Steelmaking and mining activities are subject to a wide range of local, provincial and national laws, regulations, permit requirements and decrees relating to the

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Consolidated Management Report

protection of human health and the environment, including laws and regulations relating to hazardous materials and radioactive materials and environmental protection governing air emissions, water discharges and waste management due to the risks inherent in the steel and mining industries. Laws and regulations protecting the environment have become increasingly complex and more stringent in recent years, leading to higher compliance costs.

We are required to obtain certain permits, licenses and authorizations from local, provincial or federal authorities for purposes of carrying out certain operations. Failure to obtain or renew such permits, licenses or authorizations, or to comply with their terms, may result in delays, fines, closure orders or requirements to halt or curtail our operations, negatively affecting our results.

Furthermore, environmental laws and regulations may, in some cases, impose strict liability for damages to natural resources or threats to public health and safety without regard to negligence or fault. Some environmental laws provide for joint and several strict liability for remediation of spills and releases of hazardous substances. Such laws and regulations may expose Ternium to liability for the conduct of, or conditions caused by, third parties or for actions that complied with applicable laws at the time they were performed adversely affecting our business, financial condition, results of operations and prospects.

Our steel operations may also be subject to claims under federal and local laws and regulations on liability arising from damages to natural resources, release of toxic substances or other environmental damages, as well as for the investigation and clean-up of soil, surface water, sediments, groundwater and other natural resources. Claims for damages may arise with respect to current or former conditions at active or inactive sites that Ternium currently owns, leases or operates or at leased-land sites and third-party waste disposal sites. We may also be subject to litigation for alleged bodily injuries arising from claimed exposure to hazardous substances allegedly used, released, or disposed of by Ternium. Environmental damages caused by steel and mining operations may result in costs and liabilities that could materially and adversely affect Ternium’s margins, cash flow and profitability. Third-party claims based on environmental or physical damages may exceed the limit of liability of the insurance policies that Ternium may have in place.

In addition, increasing public awareness on environmental matters put pressure on governmental authorities to adopt measures or take initiatives that show concern for such matters, including by inspecting, monitoring or sanctioning local industries. We face risks from litigation and government enforcement proceedings alleging non-compliance with applicable laws or regulations. These actions can be driven by public policy agendas addressing environmental concerns. The use of state power and the legal system to promote such agendas can result in significant financial liabilities and operational disruptions. Even if we comply with environmental regulations, we cannot assure that governmental authorities will not request Ternium to suspend or close its operations, which would disrupt production, adversely affecting Ternium’s business and results of operations.

For example, the city and metropolitan area of Monterrey in Nuevo León, Mexico, evidence unsatisfactory air quality indexes most days of the year, mainly because of human factors and an arid surrounding soil enclosed by hills. From time to time, particularly when the quality of the air is below acceptable rates, public opinion focuses on this matter and Ternium’s local operations become subject to further scrutiny. In January 2024, in response to media’s intense coverage of air quality issues in Monterrey and public opinion focus on the matter, the local authority inspected our Guerrero steelmaking facility. Although authorities concluded that the plant was in compliance with air emissions standards, air pollution remains a subject of local concern. More recently, the Mexican Federal Environmental Protection Office (Profepa) National Water Commission (Conagua) ordered a temporary closure of the wastewater discharge of Ternium Mexico’s plant in Puebla alleging incompliance with water discharge permits and made certain unfounded allegations against Ternium Mexico. While Ternium Mexico complies with all applicable environmental and regulatory requirements and this measure has not had a material adverse impact on Ternium Mexico’s operations, this situation evidences the risk of disruption to our operations arising from increased governmental intervention and the adoption of groundless sanctioning measures influenced by social and political pressures.

While we incur and will continue to incur expenditures to comply with applicable laws and regulations, there always remains a risk that environmental incidents or accidents may occur that may negatively affect our operations or reputation, trigger investigations or litigation resulting in an obligation to pay damages or incur remediation costs, or that governmental authorities or a court order request Ternium to suspend or close its operations.

Some of the activities for which Ternium supplies products, such as production of food cans, construction and the automotive industry, are subject to inherent risks

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Consolidated Management Report

that could result in death, personal injury, property damage or environmental pollution, and result in product liability risks that could extend to liability for damages caused by such products. Furthermore, products are also sold to, and used in, certain safety-critical appliances. Actual or claimed defects in such products may give rise to claims for losses suffered by customers and expose Ternium to financial losses from claims for damages. The insurance we maintain will not be available in cases of gross negligence or willful misconduct; in other cases, insurance may not be adequate or available to protect us in the event of a claim, its coverage may be limited, canceled or otherwise terminated, or the amount of insurance may be less than the related impact on the enterprise value after a loss.

Climate change legislation and increasing climate regulatory requirements aimed at transitioning to a lower-carbon economy, together with increasing stakeholder expectations for reduced carbon emissions, could result in unexpected capital expenditures and costs, negatively affect Ternium’s competitiveness, reducing its market share and results of operations, and hampering its ability to access adequate financial resources.

There has been a growing awareness on greenhouse gas (GHG) emissions and climate change across different sectors of society over the last few years. The Paris Agreement, adopted at the 2015 United Nations Climate Conference, sets out the global framework to limit the planet’s rising temperature and to strengthen the countries’ ability to deal with the effects of climate change. The EU Emissions Trading System (ETS) signaled a major EU energy policy to combat global warming based on a “cap & trade” program, and the European Green Deal, launched in 2019, focuses on adopting the required policies and measures aimed at achieving zero GHG emissions in Europe by 2050. The EU Taxonomy Regulation establishes a classification system for environmentally sustainable economic activities, laying out definitions to businesses, stakeholders and policymakers on which economic undertakings can be considered environmentally sustainable and requiring companies to disclose, in the annual reports, how environmentally sustainable their economic activities are. In addition, as part of the European Green Deal, the EU adopted the Corporate Sustainability Reporting Directive (CSRD), which requires European large companies and listed issuers to disclose information on their risks and opportunities arising from social and environmental issues, and on the impacts of their activities on people and the environment, and the Corporate Sustainability Due Diligence Directive (CSDDD), which mandates that companies operating within the European Union identify, prevent, mitigate, and account for adverse human rights and environmental impacts in their operations and supply chains. Similarly, EU’s Carbon Border Adjustment Mechanism (CBAM), which was adopted on May 17, 2023, aims at promoting the reduction of emissions worldwide by subjecting the import of certain products, including steel, from countries outside of the European Union to a carbon levy linked to the carbon price payable for goods produced in EU countries. However, in response to the need to strengthen the EU’s competitiveness and make the EU economy more prosperous, the European Commission has recently proposed to simplify sustainability reporting rules. The package proposes amendments to the Corporate Sustainability Reporting Directive (CSRD), the EU Taxonomy, the Corporate Sustainability Due Diligence Directive (CSDDD), the EU’s Carbon Border Adjustment Mechanism (CBAM) and current investment programs. If the package is approved, Ternium will be required to comply with the Corporate Sustainability Reporting Directive (CSRD) and the EU Taxonomy, with respect to Ternium S.A.’s 2027 annual report, and with the Corporate Sustainability Due Diligence Directive (CSDDD) starting on July 2028, but its sustainability reporting and due diligence burdens will be reduced and simplified.

Similarly, in response to an increasing investor focus and reliance on climate and ESG-related disclosure and investment, the Securities and Exchange Commission (SEC) announced in March 2021 the creation of a Climate and ESG Task Force to identify ESG-related misconduct and potential violations, and in March 2022, the SEC released a proposal to amend its disclosure rules. In March 2024, the SEC adopted the final rule on climate-related disclosures, which would have required registrants, including Ternium S.A., to significantly expand the climate-related disclosures in their periodic reports, including information about climate-related risks that are reasonably likely to have a material impact on their business, results of operations, or financial condition, and certain climate-related financial statement metrics in a note to their audited financial statements. The implementation of this rule has been voluntarily stayed by the SEC in April 2024, pending judicial review due to legal challenges. Other countries are introducing or considering similar measures or regulations with the aim at lowering emissions as well as government initiatives to promote the use of alternative energy sources and substitute existing products and services with lower emissions alternatives (with many jurisdictions implementing tax advantages and other subsidies to promote the development of renewable energy sources, or even requiring minimum thresholds for power generation from renewable sources).

Ternium’s industrial system includes two main technological routes to produce steel: the blast furnace /

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Consolidated Management Report

basic oxygen furnace route (BF/BOF) and the direct reduction / electric arc furnace route (DRI/EAF). The BF/BOF route has a significantly higher carbon emission intensity than the DRI/EAF route. Although several new initiatives and pilot projects under development seek to significantly reduce the BF/BOF route carbon emission intensity, no technology has yet achieved sufficient technology readiness level, nor is any technology available at scale or economically feasible, and there is no certainty that any such technology will be available in the near future. Ternium is developing several projects aimed at reducing carbon emission intensity. These projects could experience delays or higher-than-anticipated costs, or may not yield the expected results. In addition, the adoption of any new technology could require significant investments and could potentially lead to a reduction in the useful life of current equipment and the recognition of impairment charges. These issues affect most steel companies, as the BF/BOF route currently represents approximately 72% of global steelmaking production capacity.

Government and international organization’s initiatives to promote the reduction of GHG emissions, such as the introduction of a carbon tax or carbon-pricing systems, the adoption of “cap-and-trade” systems or measures to avoid carbon leakage or promote the use of renewable energy sources could affect Ternium’s steel production costs.

In Argentina, the 2017 tax reform introduced a tax on certain fossil fuels, which did not include natural gas. Metallurgical coal and petrochemical coke were exempted as long as they are used as part of an industrial process, other than for energy generation. Effective since March 2018, the tax on fossil fuels is set to increase 10% every year until 2028, when it is expected to reach an average $10 per ton of carbon dioxide equivalent emitted. Similarly, in 2013, Mexico approved carbon taxing rules applicable to fossil fuels (setting a zero tax on natural gas) and in 2019 the government implemented a pilot program for the adoption of an Emissions Trading System aimed at reducing GHG emissions, by setting a cap on emissions and allowing for the trade of emission certificates. For the time being, there is no regulation for setting such system nor to determine allowances. Although existing carbon pricing mechanisms in Mexico and Argentina do not materially limit or penalize Ternium’s GHG emissions, new carbon pricing mechanisms could increase Ternium’s production costs. Particularly in Mexico, the state governments could set carbon taxes on top of the federal tax regime and the Emission Trading System. In addition, the Brazilian Congress has recently approved an initiative to introduce an emissions trading scheme for industry processes and power generation facilities, which, if applicable to
Ternium Brasil’s and Usiminas’ operations, would result in incremental costs in the future. Such increases in costs could affect, in turn, Ternium’s profitability and net results.

If there is not enough progress in significantly reducing emissions in the coming years, or emerging technologies for the reduction of carbon emission intensity of the BF/BOF route are not commercially available or are not economically viable, there is an increased likelihood of abrupt policy interventions as governments attempt to meet their environmental goals by adopting policy, legal, technology and market changes in the transition to a low-carbon global economy. In addition to incremental production costs, the adoption of new climate change legislation in the countries in which we operate could result in incremental compliance costs and unexpected capital expenditures, affect our competitiveness and reduce our market share and results of operations.

Furthermore, shifts in customer preferences and failure to respond to stakeholders’ demand for climate-related measures and environmental standards could adversely affect the ability or willingness of our customers or suppliers to do business with us, harm our reputation, erode stakeholder support and restrict or reduce access to financial resources.

Risks Relating To Ternium S.A.’s ADS

The market price for Ternium S.A.’s ADS could be highly volatile.

Volatility in the price of Ternium S.A.’s ADS may be caused by factors within or outside of its control and may be unrelated or disproportionate to Ternium’s operating results. In particular, the announcement of potentially adverse developments, such as proposed regulatory changes, new government investigations or the commencement or threat of litigation against Ternium, as well as the announcement of transactions, investments, or changes in strategies or business plans of Ternium or its competitors, could adversely affect the trading price of Ternium S.A.’s ADS, regardless of the likely outcome of those developments. Broad market and industry factors could adversely affect the market price of Ternium S.A.’s ADS, regardless of their actual effect on operating performance. The trading price of Ternium S.A.’s ADSs could also suffer as a result of developments in emerging markets. Although Ternium S.A. is organized as a Luxembourg corporation, it has substantial assets with operations in Mexico, Brazil, Argentina and Colombia. Financial and securities markets for companies with a substantial portion of their assets and exposure in Latin America are, to varying degrees, influenced by political, economic and market conditions in emerging market

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Consolidated Management Report

countries. Although market conditions are different in each country, investor reaction to developments in one country can have significant effects on the securities of issuers with assets and exposure in other emerging markets, including Mexico, Brazil, Argentina and Colombia. See “Risks Relating to the Countries in Which Ternium Operates.”

Holders of shares or ADSs may not have access to as much information about Ternium S.A. as they would in the case of a U.S. domestic issuer.

There may be less publicly available information about Ternium S.A. than is regularly published by or about U.S. domestic issuers. Also, corporate and securities regulations governing Luxembourg companies may not be as extensive as those in effect in other jurisdictions, and U.S. securities regulations applicable to foreign private issuers, such as Ternium S.A., differ in certain respects from those applicable to U.S. domestic issuers. Furthermore, IFRS, the accounting standards in accordance with which Ternium S.A. prepares its consolidated financial statements, differ in certain material aspects from U.S. GAAP.

Holders of ADSs may not be able to exercise, or may encounter difficulties in the exercise of, certain rights afforded to shareholders.

Certain shareholders’ rights under Luxembourg law, including the right to participate and vote at general meetings of shareholders, to include items on the agenda for the general meetings of shareholders, to receive dividends and distributions, to bring actions, to examine books and records and to exercise appraisal rights may not be available to holders of ADSs, or may be subject to restrictions and special procedures for their exercise, as holders of ADSs only have those rights that are expressly granted to them in the deposit agreement. The Bank of New York Mellon, or BNY Mellon, as depositary under the ADS deposit agreement, through its custodian agent, is the registered shareholder of the deposited shares underlying the ADSs and therefore only the Depositary can exercise the shareholders’ rights in connection with the deposited shares. For example, if Ternium S.A. makes a distribution in the form of securities, the Depositary is allowed, at its discretion, to sell the right to acquire those securities on your behalf and to instead distribute the net proceeds to you. Also, under certain circumstances, such as Ternium S.A.’s failure to provide the Depositary with voting materials on a timely basis, you may not be able to vote at general meetings of shareholders by giving instructions to the Depositary. If the Depositary does not receive voting instructions from the holder of ADSs by the prescribed deadline, or the instructions are not in proper form, then the Depositary shall deem such holder of ADSs to have instructed the Depositary to vote the underlying shares represented by ADSs in favor of any proposals or recommendations of Ternium S.A. (including any recommendation by it to vote such underlying shares on any given issue in accordance with the majority shareholder vote on that issue) for which purposes the depositary shall issue a proxy to a person appointed by Ternium S.A. to vote such underlying shares represented by ADSs in favor of any proposals or recommendations of Ternium S.A. Under the ADS deposit agreement, no instruction shall be deemed given and no proxy shall be given with respect to any matter as to which Ternium S.A. informs the Depositary that (x) it does not wish such proxy given, (y) substantial opposition exists, or (z) the matter materially and adversely affects the rights of the holders of ADSs.

Holders of shares and ADSs in the United States may not be able to exercise preemptive rights in certain cases.

Pursuant to Luxembourg corporate law, existing shareholders of Ternium S.A. are generally entitled to preferential subscription rights (preemptive rights) in the event of capital increases and issues of shares against cash contributions. Under Ternium S.A.’s articles of association, the board of directors has been authorized for a five-year period to waive, limit or suppress such preemptive subscription rights. Although the validity period of such authorization will expire in June 2025, the board of directors has convened an extraordinary meeting of shareholders to be held on May 6, 2025, which will consider the renewal of such authorization for an additional five-year period

Notwithstanding the waiver of any preemptive subscription rights, for as long as the shares of Ternium S.A. are listed on a regulated market, any issuance of shares for cash within the limits of the authorized share capital shall be subject to the preemptive subscription rights of existing shareholders, except (i) any issuance of shares for, within, in conjunction with or related to, an initial public offering of the shares of Ternium S.A. on one or more regulated markets (in one or more instances); (ii) any issuance of shares against a contribution other than in cash; (iii) any issuance of shares upon conversion of convertible bonds or other instruments convertible into shares of Ternium S.A.; provided, however, that the preemptive subscription rights of the then-existing shareholders shall apply in connection with any issuance of convertible bonds or other instruments convertible into shares of Ternium S.A. for cash; and (iv) any issuance of shares (including by way of free shares or at discount), up to an amount of 1.5% of the issued share capital of Ternium S.A., to its directors, officers, agents, employees, its direct or indirect subsidiaries or its affiliates (collectively the "Beneficiaries"), including without limitation, the direct issuance of shares or upon the

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Consolidated Management Report

exercise of options, rights convertible into shares or similar instruments convertible or exchangeable into shares, issued for the purpose of compensation or incentive of the Beneficiaries or in relation thereto (which the board of directors shall be authorized to issue upon such terms and conditions as it deems fit).

Holders of ADSs in the United States may, in any event, not be able to exercise any preemptive rights, if granted, for shares underlying their ADSs unless additional shares and ADSs are registered under the U.S. Securities Act of 1933, as amended, or the Securities Act, with respect to those rights or an exemption from registration requirements of the Securities Act is available. Ternium S.A. intends to evaluate, at the time of any rights offering, the costs and potential liabilities associated with the exercise by holders of shares and ADSs of the preemptive rights for shares, and any other factors it considers appropriate at the time, and then to make a decision as to whether to register additional shares. Ternium S.A. may decide not to register any additional shares, requiring a sale by the Depositary of the holders’ rights and a distribution of the proceeds thereof. Should the Depositary not be permitted or otherwise be unable to sell preemptive rights, the rights may be allowed to lapse with no consideration to be received by the holders of the ADSs.

It may be difficult to obtain or enforce judgments against Ternium S.A. outside Luxembourg.

Ternium S.A. is a société anonyme organized under the laws of the Grand Duchy of Luxembourg, and most of its assets are located in other jurisdictions. Furthermore, most of its directors and officers reside in other jurisdictions. As a result, investors may not be able to effect service of process upon Ternium S.A. or its directors or officers. Investors may also not be able to enforce against Ternium S.A. or its directors or officers in the investors’ domestic courts, judgments predicated upon the civil liability provisions of the domestic laws of the investors’ home countries. Likewise, it may be difficult for investors not domiciled in Luxembourg to bring an original action in a Luxembourg court predicated upon the civil liability provisions of other securities laws, including U.S. federal securities laws, against Ternium S.A., its directors or its officers. There is also uncertainty with regard to the enforceability of original actions of civil liabilities predicated upon the civil liability provisions of securities laws, including U.S. federal securities laws, outside the jurisdiction where such judgments have been rendered; and enforceability will be subject to compliance with procedural requirements under applicable local law, including the condition that the judgment does not violate the public policy of the applicable jurisdiction.

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Consolidated Management Report

Alternative performance measures

These non-IFRS measures should not be considered in isolation of, or as a substitute for, measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have a standardized meaning under IFRS and, therefore, may not correspond to similar non-IFRS financial measures reported by other companies.

Adjusted EBITDA

$ million	2024	2023

Net result	174	986
Adjusted to exclude:
Depreciation and amortization	743	658
Income tax results	554	334
Net financial result	194	(123)
Equity in earnings of non-consolidated companies	(69)	(105)
Provision charge for ongoing litigation related to the acquisition of a participation in Usiminas	410	—
Impairment of Las Encinas’ mining assets	32	42
Reversal of other Usiminas contingencies recognized as part of the PPA	(34)	(63)
Non-cash effects related to the increase in the participation of Usiminas	—	1,106
Reversal of Usiminas’ post-retirement liabilities	—	(109)
Adjusted to include:
Proportional EBITDA in Unigal (70% participation)	33	14
Adjusted EBITDA	2,038	2,740

Divided by: net sales	17,649	17,610
Adjusted EBITDA margin (%)	12%	16%

Adjusted net income

$ million	2024	2023

Net income	174	986
Excluding provision charge for ongoing litigation related to the acquisition of a participation in Usiminas	410	—
Excluding non-cash effects related to the increase in the participation in Usiminas	—	1,106
Adjusted net income	584	2,092

Adjusted Owners of the Parents's Net Income and Adjusted Earnings per ADS

$ million	2024	2023

Owners of the parent’s net (loss) income	(54)	676
Excluding provision charge for ongoing litigation related to the acquisition of a participation in Usiminas	370	—
Excluding non-cash effects related to the increase in the participation in Usiminas	—	1,010
Adjusted Owners of the Parent’s Net Income	316	1,686

Divided by: the outstanding shares of common stock, net of treasury shares (expressed in ADS equivalent)	196	196
Adjusted Earnings per ADS ($)	1.61	8.59

Free cash flow

$ million	2024	2023

Net cash provided by operating activities	1,906	2,501
Less: capital expenditures	(1,865)	(1,461)
Free cash flow	41	1,040

Net cash

	For the year ended December 31,
$ billion	2024	2023

Cash and cash equivalents	1.7	1.8
Plus: other investments (current and non-current)	2.2	2.2
Less: borrowings (current and non-current)	(2.2)	(2.1)
Net cash	1.6	1.9

Note: Ternium Argentina’s consolidated position of cash and cash equivalents and other investments amounted to $1.3 billion as of December 31, 2024 and $1.1 billion as of December 31, 2023, respectively.

TERNIUM S.A.

Consolidated Financial Statements
as of December 31, 2024 and 2023 and
for the years ended on December 31, 2024, 2023 and 2022

26 Boulevard Royal, 4th floor
L – 2449 Luxembourg
R.C.S. Luxembourg: B 98 668

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023
and for the years ended December 31, 2024, 2023 and 2022

pwc

**Audit report**

To the Shareholders of
**TERNIUM S.A.**

## Report on the audit of the consolidated financial statements

### Our opinion

In our opinion, the accompanying consolidated financial statements give a true and fair view of the consolidated financial position of TERNIUM S.A. (the "Company") and its subsidiaries (the "Group") as at 31 December 2024, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with IFRS Accounting Standards as adopted by the European Union.

*What we have audited*

The Group's consolidated financial statements comprise:

- the consolidated income statement for the year then ended;
- the consolidated statement of comprehensive income for the year then ended;
- the consolidated statement of financial position as at 31 December 2024;
- the consolidated statement of changes in equity for the year then ended;
- the consolidated statement of cash flows for the year then ended; and
- the notes to the consolidated financial statements, including material accounting policy information and other explanatory information.

### Basis for opinion

We conducted our audit in accordance with the Law of 23 July 2016 on the audit profession (Law of 23 July 2016) and with International Standards on Auditing (ISAs) as adopted for Luxembourg by the "Commission de Surveillance du Secteur Financier" (CSSF). Our responsibilities under the Law of 23 July 2016 and ISAs as adopted for Luxembourg by the CSSF are further described in the "Responsibilities of the "Réviseur d'entreprises agréé" for the audit of the consolidated financial statements" section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

We are independent of the Group in accordance with the International Code of Ethics for Professional Accountants, including International Independence Standards, issued by the International Ethics Standards Board for Accountants (IESBA Code) as adopted for Luxembourg by the CSSF together with the ethical requirements that are relevant to our audit of the consolidated financial statements. We have fulfilled our other ethical responsibilities under those ethical requirements.

*PricewaterhouseCoopers, Société coopérative, 2 rue Gerhard Mercator, B.P. 1443, L-1014 Luxembourg*
*T : +352 494848 1, F : +352 494848 2900, www.pwc.lu*

*Cabinet de révision agréé. Expert-comptable (autorisation gouvernementale n°10028256)*
*R.C.S. Luxembourg B 65 477 - TVA LU25482518*

pwc

## Other information

The Board of Directors is responsible for the other information. The other information comprises the information stated in the consolidated management report but does not include the consolidated financial statements and our audit report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

## Responsibilities of the Board of Directors and those charged with governance for the consolidated financial statements

The Board of Directors is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS Accounting Standards as adopted by the European Union, and for such internal control as the Board of Directors determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the Board of Directors is responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group's financial reporting process.

## Responsibilities of the "Réviseur d'entreprises agréé" for the audit of the consolidated financial statements

The objectives of our audit are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an audit report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Law of 23 July 2016 and with ISAs as adopted for Luxembourg by the CSSF will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

48

As part of an audit in accordance with the Law of 23 July 2016 and with ISAs as adopted for Luxembourg by the CSSF, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

- identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;

- obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control;

- evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors;

- conclude on the appropriateness of the Board of Directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our audit report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our audit report. However, future events or conditions may cause the Group to cease to continue as a going concern;

- evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation;

- plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities and business units within the Group as a basis for forming an opinion on the consolidated financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

49

pwc

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate to them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

## Report on other legal and regulatory requirements

The consolidated management report is consistent with the consolidated financial statements and has been prepared in accordance with applicable legal requirements.

PricewaterhouseCoopers, Société coopérative
Represented by

Luxembourg, 21 March 2025

Electronically signed by
Magalie Cormier

Magalie Cormier

50

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023
and for the years ended December 31, 2024, 2023 and 2022
(All amounts in $ thousands)

Consolidated Income Statements

		Year ended December 31,
	Notes	2024	2023	2022

Net sales	5	17,649,060	17,610,092	16,414,466
Cost of sales	6	(14,760,224)	(14,050,737)	(12,487,282)

Gross profit		2,888,836	3,559,355	3,927,184

Selling, general and administrative expenses	7	(1,650,759)	(1,471,678)	(1,143,646)
Other operating (expense) income, net	9	25,234	110,337	(84,019)

Operating income		1,263,311	2,198,014	2,699,519

Finance expense	10	(196,175)	(125,376)	(46,737)
Finance income	10	297,820	255,009	75,145
Other financial (expenses) income, net	10	(295,859)	(6,179)	(98,541)
Equity in earnings of non-consolidated companies	14	69,108	105,305	37,114
Provision for ongoing litigation related to the acquisition of a participation in Usiminas	25	(410,200)	—	—
Effect related to the increase of the participation in Usiminas	3	—	(171,045)	—
Recycling of other comprehensive income related to Usiminas	3	—	(934,946)	—

Profit before income tax expense		728,005	1,320,782	2,666,500

Income tax expense	11	(554,224)	(334,408)	(573,728)

Profit for the year		173,781	986,374	2,092,772

Attributable to:
Owners of the parent		(53,672)	676,043	1,767,516
Non-controlling interest		227,453	310,331	325,256

Profit for the year		173,781	986,374	2,092,772

Weighted average number of shares outstanding		1,963,076,776	1,963,076,776	1,963,076,776

Basic and diluted earnings per share for profit attributable to the owners of the parent (expressed in $ per share)		(0.03)	0.34	0.90

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023
and for the years ended December 31, 2024, 2023 and 2022
(All amounts in $ thousands)

Consolidated Statements of Comprehensive Income

	Year ended December 31,
	2024	2023	2022

Profit for the year	173,781	986,374	2,092,772

Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	(732,673)	(9,108)	1,253
Currency translation adjustment from participation in non-consolidated companies (1)	(91,110)	980,884	41,455
Changes in the fair value of financial instruments at fair value through other comprehensive income (2)	602,889	(554,737)	29,121
Income tax related to financial instruments at fair value	28,968	(46,859)	(11,045)
Changes in the fair value of derivatives classified as cash flow hedges (3)	(76,039)	22,721	60
Income tax relating to cash flow hedges	22,847	(6,824)	(20)
Other	(875)	(300)	1,705
Other comprehensive income items from participation in non-consolidated companies	—	—	159
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of post employment benefit obligations	775	(52,127)	24,567
Income tax relating to remeasurement of post employment benefit obligations	6,052	4,829	(6,994)
Remeasurement of post employment benefit obligations from participation in non-consolidated companies	284	6,013	6,862

Other comprehensive (loss) income for the year, net of tax	(238,882)	344,492	87,123

Total comprehensive (loss) income for the year	(65,101)	1,330,866	2,179,895

Attributable to:
Owners of the parent	158,145	1,141,928	1,841,194
Non-controlling interest	(223,246)	188,938	338,701

Total comprehensive (loss) income for the year	(65,101)	1,330,866	2,179,895
(1) See note 3 (c).
(2) See note 18.
(3) See note 22.

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023
and for the years ended December 31, 2024, 2023 and 2022
(All amounts in $ thousands)

Consolidated Statements of Financial Position

		Balances as of
	Notes	December 31, 2024		December 31, 2023

ASSETS

Non-current assets
Property, plant and equipment, net	12	8,381,155		7,637,687
Intangible assets, net	13	1,022,111		996,048
Investments in non-consolidated companies	14	468,516		517,265
Other investments	18	22,979		210,930
Deferred tax assets	20	1,194,398		1,713,385
Receivables, net	15	961,298	12,050,457	1,073,245	12,148,560

Current assets
Receivables, net	15	772,726		686,394
Current income tax assets	15	129,713		486,470
Derivative financial instruments	22	4,483		15,406
Inventories, net	17	4,750,511		4,948,376
Trade receivables, net	16	1,562,058		2,065,499
Other investments	18	2,160,051		1,975,646
Cash and cash equivalents	18	1,691,263	11,070,805	1,846,013	12,023,804

Assets classified as held for sale			7,285		6,740

			11,078,090		12,030,544

Total Assets			23,128,547		24,179,104

EQUITY
Capital and reserves attributable to the owners of the parent			11,968,186		12,418,595

Non-controlling interest			4,163,383		4,393,264

Total Equity			16,131,569		16,811,859

LIABILITIES

Non-current liabilities
Provisions	19	552,600		839,921
Deferred tax liabilities	20	88,707		170,820
Non current tax liabilities	11	21,436		—
Other liabilities	21	765,961		1,148,998
Trade payables		5,402		12,030
Lease liabilities	23	163,666		188,913
Borrowings	24	1,560,047	3,157,819	1,205,961	3,566,643

Current liabilities
Provision for ongoing litigation related to the acquisition of a participation in Usiminas	25	410,200		—
Current income tax liabilities		106,883		137,388
Other liabilities	21	629,678		429,713
Trade payables		1,925,526		2,232,654
Derivative financial instruments	22	50,342		8,220
Lease liabilities	23	46,458		52,174
Borrowings	24	670,072	3,839,159	940,453	3,800,602

Total Liabilities			6,996,978		7,367,245

Total Equity and Liabilities			23,128,547		24,179,104
The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022 (All amounts in $ thousands)

Consolidated Statements of Changes in Equity

	Attributable to the owners of the parent
	Capital stock (1)	Treasury shares (1)	Initial public offering expenses	Reserves (2)	Capital stock issue discount (3)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity
Balance as of January 1, 2024	2,004,743	(150,000)	(23,295)	965,212	(2,324,866)	(1,963,827)	13,910,629	12,418,595	4,393,264	16,811,859

Profit for the year							(53,672)	(53,672)	227,453	173,781
Other comprehensive income (loss) for the period
Currency translation adjustment						(165,724)		(165,724)	(658,059)	(823,783)
Remeasurement of post employment benefit obligations				(12,933)				(12,933)	20,044	7,111
Cash flow hedges and others, net of tax				(47,051)				(47,051)	(6,141)	(53,192)
Others (4)				437,525				437,525	193,457	630,982

Total comprehensive income (loss) for the year	—	—	—	377,541	—	(165,724)	(53,672)	158,145	(223,246)	(65,101)

Dividends paid in cash (5)							(608,554)	(608,554)	—	(608,554)
Dividends paid in cash to non-controlling interest								—	(6,635)	(6,635)

Balance as of December 31, 2024	2,004,743	(150,000)	(23,295)	1,342,753	(2,324,866)	(2,129,551)	13,248,403	11,968,186	4,163,383	16,131,569
(1) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $ 1.00 per share. As of December 31, 2024, there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of December 31, 2024, the Company held 41,666,666 shares as treasury shares.
(2) Include mainly legal reserve under Luxembourg law for $ 200.5 million, undistributable reserves under Luxembourg law for $ 1.4 billion and reserves related to the acquisition of non-controlling interest in subsidiaries for $ (72.4) million.
(3) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.
(4) Includes mainly the changes of the fair value of financial instruments at fair value through other comprehensive income, net of tax. See note 18.
(5) Represents $ 0.31 per share ($ 3.10 per ADS). Related to the dividends distributed on May 8 and on November 21, 2024, and as 41,666,666 shares are held as treasury shares by Ternium, the dividends attributable to these treasury shares amounting to $ 12.9 million were included in equity as deduction of dividend paid.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 25 (iii). The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022 (All amounts in $ thousands)

Consolidated Statements of Changes in Equity

	Attributable to the owners of the parent
	Capital stock (1)	Treasury shares (1)	Initial public offering expenses	Reserves (2)	Capital stock issue discount (3)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity
Balance as of January 1, 2023	2,004,743	(150,000)	(23,295)	1,394,567	(2,324,866)	(2,859,068)	13,803,878	11,845,959	1,922,434	13,768,393

Profit for the year							676,043	676,043	310,331	986,374
Other comprehensive income (loss) for the period
Currency translation adjustment (4)						895,241		895,241	76,535	971,776
Remeasurement of post employment benefit obligations				(24,904)				(24,904)	(16,381)	(41,285)
Cash flow hedges and others, net of tax				14,188				14,188	1,709	15,897
Others (5)				(418,640)				(418,640)	(183,256)	(601,896)

Total comprehensive income (loss) for the year	—	—	—	(429,356)	—	895,241	676,043	1,141,928	188,938	1,330,866

Dividends paid in cash (6)							(569,292)	(569,292)	—	(569,292)
Dividends paid in cash and in kind to non-controlling interest								—	(294,003)	(294,003)
Effects related to the increase of the participation in Usiminas (7)								—	2,575,895	2,575,895

Balance as of December 31, 2023	2,004,743	(150,000)	(23,295)	965,212	(2,324,866)	(1,963,827)	13,910,629	12,418,595	4,393,264	16,811,859
(1) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $ 1.00 per share. As of December 31, 2023, there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of December 31, 2023, the Company held 41,666,666 shares as treasury shares.
(2) Include mainly legal reserve under Luxembourg law for $ 200.5 million, undistributable reserves under Luxembourg law for $ 1.4 billion and reserves related to the acquisition of non-controlling interest in subsidiaries for $ (72.4) million.
(3) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.
(4) See note 3 (c).
(5) Includes mainly the changes of the fair value of financial instruments at fair value through other comprehensive income, net of tax. See note 18.
(6) Represents $ 0.29 per share ($ 2.90 per ADS). Related to the dividends distributed on May 2 and on October 31, 2023, and as 41,666,666 shares are held as treasury shares by Ternium, the dividends attributable to these treasury shares amounting to $ 12.1 million were included in equity as deduction of dividend paid.
(7) See note 3 (f).

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 25 (iii). The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022 (All amounts in $ thousands)

Consolidated Statements of Changes in Equity

	Attributable to the owners of the parent
	Capital stock (1)	Treasury shares (1)	Initial public offering expenses	Reserves (2)	Capital stock issue discount (3)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity
Balance as of January 1, 2022	2,004,743	(150,000)	(23,295)	1,360,637	(2,324,866)	(2,898,593)	12,566,393	10,535,019	1,700,019	12,235,038

Profit for the year							1,767,516	1,767,516	325,256	2,092,772
Other comprehensive income (loss) for the period
Currency translation adjustment						39,525		39,525	3,183	42,708
Remeasurement of post employment benefit obligations				21,864				21,864	2,571	24,435
Cash flow hedges and others, net of tax				20				20	20	40
Others (4)				12,269				12,269	7,671	19,940

Total comprehensive income (loss) for the year	—	—	—	34,153	—	39,525	1,767,516	1,841,194	338,701	2,179,895

Dividends paid in cash (5)							(530,031)	(530,031)	—	(530,031)
Dividends paid in kind to non-controlling interest								—	(112,293)	(112,293)
Acquisition of non-controlling interest (6)				(223)				(223)	(3,993)	(4,216)

Balance as of December 31, 2022	2,004,743	(150,000)	(23,295)	1,394,567	(2,324,866)	(2,859,068)	13,803,878	11,845,959	1,922,434	13,768,393
(1) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $ 1.00 per share. As of December 31, 2022, there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of December 31, 2022, the Company held 41,666,666 shares as treasury shares.
(2) Include mainly legal reserve under Luxembourg law for $200.5 million, undistributable reserves under Luxembourg law for $1.4 billion and reserves related to the acquisition of non-controlling interest in subsidiaries for $ (72.4) million.
(3) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.
(4) Includes mainly the changes of the fair value of financial instruments at fair value through other comprehensive income, net of tax.
(5) Represents $ 0.27 per share ($ 2.70 per ADS). Related to the dividends distributed on May 3 and on November 2, 2022, and as 41,666,666 shares are held as treasury shares by Ternium, the dividends attributable to these treasury shares amounting to $ 11.2 million were included in equity as deduction of dividend paid.
(6) Corresponds to the acquisition of non-controlling interest participation of Ternium Argentina S.A.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 25 (iii). The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022 (All amounts in $ thousands)

Consolidated Statements of Cash Flows

		Year ended December 31,
	Notes	2024	2023	2022

Cash flows from operating activities
Profit for the year		173,781	986,374	2,092,772
Adjustments for:
Depreciation and amortization	12 & 13	743,277	657,692	616,492
Impairment charge	4 (e)(2), 4 (f), 9 & 12	32,435	42,316	99,000
Income tax accruals less payments	27 (b)	497,697	(160,940)	(1,195,561)
Equity in earnings of non-consolidated companies	14	(69,108)	(105,305)	(37,114)
Interest accruals less payments/receipts, net	27 (b)	(16,331)	(45,139)	(24,795)
Changes in provisions	19	(60,469)	(64,447)	(1,069)
Changes in working capital (1)	27 (b)	(15,880)	321,081	1,152,498
Net foreign exchange results and others		210,555	(236,499)	50,720
Non-cash effects related to the provision for ongoing litigation related to the acquisition of a participation in Usiminas	25	410,200	—	—
Non-cash effects related to the increase of the participation in Usiminas	3	—	1,105,991	—

Net cash provided by operating activities		1,906,157	2,501,124	2,752,943

Cash flows from investing activities
Capital expenditures and advances to suppliers for PP&E (2)	12 & 13	(1,865,419)	(1,460,677)	(580,553)
Decrease (Increase) in other investments	18	462,128	(717,534)	(770,638)
Proceeds from the sale of property, plant and equipment		2,388	2,477	1,912
Dividends received from non-consolidated companies		25,582	43,075	28,884
Acquisition of business
Purchase consideration	3	—	(118,686)	—
Cash acquired	3	—	781,072	—
Acquisition of non-controlling interest		—	—	(4,216)

Net cash used in investing activities		(1,375,321)	(1,470,273)	(1,324,611)

Cash flows from financing activities
Dividends paid in cash to company’s shareholders		(608,554)	(569,292)	(530,031)
Dividends paid in cash to non-controlling interest		(54,335)	—	—
Lease payments	23	(61,194)	(58,900)	(49,410)
Proceeds from borrowings		1,558,501	354,946	285,908
Repayments of borrowings		(1,322,803)	(493,111)	(722,644)

Net cash used in financing activities		(488,385)	(766,357)	(1,016,177)

Increase in cash and cash equivalents		42,451	264,494	412,155

Movement in cash and cash equivalents
At January 1,		1,846,013	1,653,355	1,276,605
Effect of exchange rate changes		(197,201)	(71,836)	(35,405)
Increase in cash and cash equivalents		42,451	264,494	412,155

Cash and cash equivalents at December 31, (3)		1,691,263	1,846,013	1,653,355

Non-cash transactions:
Dividends paid in kind to non-controlling interest		—	(233,538)	(112,293)
Acquisition of PP&E under lease contract agreements		13,850	16,061	13,961
Adjustments related to post-retirement benefits and contingencies		—	171,987	—
(1) The working capital is calculated net of non-cash movements of $ (389.8) million as of December 31, 2024 ($ 129.3 million and $ 24.9 million as of December 31, 2023 and 2022, respectively) due to the variations in the exchange rates used by subsidiaries with functional currencies different from the U.S. dollar.
(2) It includes capital expenditures of $ 1,821,111 and advances to suppliers for property, plant and equipment of $ 44,308.
(3) It includes restricted cash of $ 2,746, $ 3,129 and $ 30 as of December 31, 2024, 2023 and 2022, respectively. In addition, the Company had other investments with a maturity of more than three months for $ 2,182,874, $ 2,186,420 and $ 1,975,490 as of December 31, 2024, 2023 and 2022, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

Notes to the Consolidated Financial Statements

1.    GENERAL INFORMATION
Ternium S.A. (the “Company” or “Ternium”), was incorporated on December 22, 2003 to hold investments in flat and long steel manufacturing and distributing companies. The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $ 1.00 per share. As of December 31, 2024, there were 2,004,743,442 shares issued. All issued shares are fully paid.

Ternium’s American Depositary Shares (“ADSs”) trade on the New York Stock Exchange under the symbol “TX”.

The Company was initially established as a public limited liability company (société anonyme) under Luxembourg’s 1929 holding company regime. Until termination of such regime on December 31, 2010, holding companies incorporated under the 1929 regime (including the Company) were exempt from Luxembourg corporate and withholding tax over dividends distributed to shareholders.

On January 1, 2011, the Company became an ordinary public limited liability company (société anonyme) and, effective as from that date, the Company is subject to all applicable Luxembourg taxes (including, among others, corporate income tax on its worldwide income) and its dividend distributions will generally be subject to Luxembourg withholding tax. However, dividends received by the Company from subsidiaries in high income tax jurisdictions, as defined under Luxembourg law, will continue to be exempt from corporate income tax in Luxembourg under Luxembourg’s participation exemption.

As part of the Company’s corporate reorganization in connection with the termination of Luxembourg’s 1929 holding company regime, on December 6, 2010, the Company contributed its equity holdings in all its subsidiaries and all its financial assets to its Luxembourg wholly-owned subsidiary Ternium Investments S.à r.l., or Ternium Investments, in exchange for newly issued corporate units of Ternium Investments. As the assets contributed were recorded at their historical carrying amount in accordance with Luxembourg GAAP, the Company’s December 2010 contribution of such assets to Ternium Investments resulted in a non-taxable revaluation of the accounting value of the Company’s assets under Luxembourg GAAP. The amount of the December 2010 revaluation was equal to the difference between the historical carrying amounts of the assets contributed and the value at which such assets were contributed and amounted to $ 4.0 billion. However, for the purpose of these consolidated financial statements, the assets contributed by Ternium to its wholly-owned subsidiary Ternium Investments were recorded based on their historical carrying amounts in accordance with IFRS, with no impact on the financial statements.

Following the completion of the corporate reorganization, and upon its conversion into an ordinary Luxembourg holding company, the Company voluntarily recorded a special reserve exclusively for tax-basis purposes. As of December 31, 2024 and 2023, this special tax reserve amounted to $ 4.1 billion and $ 4.7 billion, respectively. The Company expects that, as a result of its corporate reorganization, its current overall tax burden will not increase, as all or substantially all of its dividend income will come from high income tax jurisdictions.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

2.    BASIS OF PRESENTATION
a)     Basis of presentation
These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards (International Financial Reporting Standards) issued and effective or issued and early adopted as at the time of preparing these statements (February 2025), as issued by the International Accounting Standards Board and in conformity with IFRS Accounting Standards as adopted by the European Union (“EU”). These consolidated financial statements are presented in thousands of United States dollars (“$”), except otherwise indicated.

These Consolidated financial statements fairly present the consolidated financial position of Ternium as of December 31, 2024 and 2023, and the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the years ended December 31, 2024, 2023 and 2022.

Elimination of all material intercompany transactions and balances between the Company and its respective subsidiaries has been made in consolidation.

These consolidated financial statements have been prepared under the historical cost convention and certain financial assets and financial liabilities (including derivative instruments) are at fair value through profit or loss.

These consolidated financial statements have been approved for issue by the Board of Directors on February 18, 2025. The Directors have the power to amend and reissue the consolidated financial statements.

Detailed below are the companies whose financial statements have been consolidated and accounted for interest in these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

2.    BASIS OF PRESENTATION (continued)

Company	Country of Organization	Main activity	Percentage of ownership at December 31,
			2024	2023	2022
Ternium S.A.	Luxembourg	Holding	100.00%	100.00%	100.00%
Ternium Investments S.à.r.l.	Luxembourg	Holding, financial services and agency trading activities	100.00%	100.00%	100.00%
Ternium Internacional España S.L. (1)	Spain	Holding and marketing of steel products	100.00%	100.00%	100.00%
Ternium Solutions S.A. (1)	Uruguay	Other services	100.00%	100.00%	100.00%
Ternium Internationaal B.V. (1)	Netherlands	Marketing of steel products	100.00%	100.00%	100.00%
Ternium USA Inc. (2)	USA	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Ternium Argentina S.A. (3)	Argentina	Manufacturing and selling of flat steel products	62.57%	62.57%	62.57%
Prosid Investments S.A. (4)	Uruguay	Holding	62.58%	62.58%	62.58%
Ternium Mexico S.A. de C.V. (5)	Mexico	Manufacturing and selling of steel products	89.25%	89.25%	89.25%
Las Encinas S.A. de C.V. (6)	Mexico	Exploration, exploitation and pelletizing of iron ore	89.25%	89.25%	89.25%
Ferropak Comercial S.A. de C.V. (6)	Mexico	Scrap services company	89.25%	89.25%	89.25%
Transamerica E. & I. Trading Corp. (6)	USA	Scrap services company	89.25%	89.25%	89.25%
Galvacer Chile S.A. (6)	Chile	Distributing company	89.25%	89.25%	89.25%
Ternium Gas México S.A. de C.V. (7)	Mexico	Energy services company	89.25%	89.25%	89.25%
Consorcio Minero Benito Juarez Peña Colorada S.A.de C.V. (8)	Mexico	Exploration, exploitation and pelletizing of iron ore	44.62%	44.62%	44.62%
Exiros B.V. (8)	Netherlands	Procurement and trading services	50.00%	50.00%	50.00%
Servicios Integrales Nova de Monterrey S.A. de C.V. (9)	Mexico	Medical and Social Services	66.49%	66.49%	66.49%
Ternium Internacional Nicaragua S.A.	Nicaragua	Manufacturing and selling of steel products	99.38%	99.38%	99.38%
Ternium Internacional Honduras S.A. de C.V.	Honduras	Manufacturing and selling of steel products	99.18%	99.18%	99.18%
Ternium Internacional El Salvador S.A. de C.V.	El Salvador	Manufacturing and selling of steel products	99.92%	99.92%	99.92%
Ternium Internacional Costa Rica S.A.	Costa Rica	Manufacturing and selling of steel products	99.98%	99.98%	99.98%
Ternium Internacional Guatemala S.A. (10)	Guatemala	Manufacturing and selling of steel products	99.98%	99.98%	99.98%
Ternium Colombia S.A.S. (11)	Colombia	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Ternium del Cauca S.A.S. (11)	Colombia	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Ternium del Atlántico S.A.S (11)	Colombia	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Ternium Procurement S.A. (11)	Uruguay	Marketing of steel products and procurement services	100.00%	100.00%	100.00%
Technology & Engineering Services S.A. (11)	Uruguay	Engineering and other services	100.00%	100.00%	100.00%
Ternium Brasil Ltda. (12)	Brazil	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Tenigal S. de R.L. de C.V. (13)	Mexico	Manufacturing and selling of steel products	51.00%	51.00%	51.00%
Soluciones Integrales de Gestión S.A. (14)	Argentina	Other services	100.00%	100.00%	100.00%
Vientos de Olavarría S.A. (15)	Argentina	Renewable energy projects.	62.57%	62.57%	62.57%
Usinas Siderúrgicas de Minas Gerais S.A. (16)	Brazil	Manufacturing and selling of steel products	23.30%	23.30%	—
Mineração Usiminas S.A. (17)	Brazil	Exploration, exploitation and pelletizing of iron ore	16.31%	16.31%	—
Soluções Em Aço Usiminas S.A. (18)	Brazil	Manufacturing and selling of steel products	16.05%	16.05%	—

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

2.    BASIS OF PRESENTATION (continued)

Company	Country of Organization	Main activity	Percentage of ownership at December 31,
			2024	2023	2022
Usiminas Mecânica S.A. (19)	Brazil	Engineering and other services	23.30%	23.30%	—
Rios Unidos logistica e transporte de açõ Ltda. (20)	Brazil	Logistics and distribution of steel-derived products	—	23.30%	—
Usiminas International S.À R.L. (21)	Luxembourg	Holding	23.30%	23.30%	—
Usiminas Participações E Logística S.A. (22)	Brazil	Logistics and distribution of steel-derived products	17.48%	17.48%	—
Metalcentro Ltda. (23)	Brazil	Other services	23.30%	23.30%	—
Ternium Participaçoes S.A.em liquidaçao (24)	Brazil	Holding	—	—	100.00%

(1) Indirectly through Ternium Investments S.à.r.l. Total voting rights held: 100.00%.
(2) Since the second quarter of 2021, indirectly through Ternium Internacional España S.L. Total voting rights held 100.00%. Before that, indirectly through Ternium Investments S.à.r.l. total voting rights was 100.00% in 2020.
(3) Indirectly through Ternium Internacional España S.L. Total voting rights held 62.57%.
(4) Indirectly through Ternium Argentina S.A. and Ternium Procurement S.A. Total voting rights held 100.00%.
(5) Indirectly through Ternium Argentina S.A. and Ternium Internacional España S.L. Total voting rights held 100.00%.
(6) Indirectly through Ternium Mexico S.A. de C.V. Total voting rights held: 100.00%.
(7) Indirectly through Ternium Mexico S.A. de C.V. and Tenigal S. de R.L. de C.V. Total voting rights held: 100.00%.
(8) Total voting rights held: 50.00%. The Company recognizes the assets, liabilities, revenue and expenses in relation to its interest in the joint operation.
(9) Indirectly through Ternium Mexico S.A. de C.V. Total voting rights held: 74.50%.
(10) Indirectly through Ternium Internacional España S.L. and Ternium Mexico S.A. de C.V. Total voting rights held: 100.00%.
(11) Indirectly through Ternium Internacional España S.L. Total voting rights held: 100.00%.
(12) Indirectly through Ternium Internacional España S.L. Total voting rights held: 100.00%.
(13) Indirectly through Ternium Internacional España S.L. Total voting rights held: 51.00%.
(14) Indirectly through Ternium Investments S.à r.l. and Ternium Internacional España S.L. Total voting rights held 100.00%.
(15) Indirectly through Ternium Argentina S.A. Total voting rights held: 100.00%.
(16) Indirectly through Ternium Investments S.à r.l.. Prosid Investments S.A. and Ternium Argentina S.A. Total voting rights held 42.57%.
(17) Indirectly through Usinas Siderúrgicas de Minas Gerais S.A. Total voting rights held 29.80%.
(18) Indirectly through Usinas Siderúrgicas de Minas Gerais S.A. Total voting rights held 29.32%.
(19) Indirectly through Usinas Siderúrgicas de Minas Gerais S.A. Total voting rights held 42.57%.
(20) This company was merged into Usinas Siderúrgicas de Minas Gerais S.A. as of April 25, 2024.
(21) Indirectly through Usinas Siderúrgicas de Minas Gerais S.A. Total voting rights held 42.57%.
(22) Indirectly through Usinas Siderúrgicas de Minas Gerais S.A. and Mineração Usiminas S.A. Total voting rights held 36.20%.
(23) Indirectly through Usinas Siderúrgicas de Minas Gerais S.A. and Usiminas Mecânica S.A. Total voting rights held 42.57%.
(24) This company was dissolved as of January 2. 2023.

The most material non-controlling interest is related to the investment in Ternium Argentina S.A. (“Ternium Argentina”) and Usinas Siderúrgicas de Minas Gerais S.A. (“Usiminas”), being both listed companies in the Buenos Aires Stock Exchange and in the B3 Brazilian Stock Exchange, respectively.
For more information about Ternium Argentina, see note 30 and information publicly available in the Buenos Aires Stock Exchange webpage.
Under Usiminas’ annual accounts as of December 31, 2024, and for the year then ended, revenues amounted to $ 4,803 million (2023: $ 5,534 million), net profit from continuing operations to $ 1 million (2023: $ 328 million), net profit attributable to non-controlling interest to $ 28 million (2023: $ 50 million), total assets to $ 6,439 million (2023: $ 8,296 million), total liabilities to $ 2,130 million (2023: $ 2,812 million), shareholders’ equity to $ 4,309 million (2023: $ 5,484 million) and non-controlling interest to $ 452 million (2023: $ 556 million). Information publicly available related to Usiminas could be found in the Usiminas Investor Relations webpage.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

3.    ACQUISITION OF BUSINESS– INCREASE OF THE PARTICIPATION IN USIMINAS CONTROL GROUP AND NEW GOVERNANCE STRUCTURE OF USIMINAS

(a) The participation in Usiminas as of June 30, 2023

On January 16, 2012, the Company’s subsidiaries, Ternium Investments and Ternium Argentina (together with its wholly-owned subsidiary Prosid Investments S.A., or "Prosid", and the Company’s affiliate, Confab Industrial S.A., a subsidiary of Tenaris, or TenarisConfab), joined the existing control group of Usiminas, a leading steel company in the Brazilian flat steel market, through the acquisition of 84.7, 30.0, and 25.0 million ordinary shares, respectively, and formed the so-called Ternium/Tenaris (T/T) Group.

On October 30, 2014, Ternium Investments acquired 51.4 million additional ordinary shares of Usiminas. On April 20, 2016, Ternium Investments subscribed to 7.0 million preferred shares of Usiminas and Ternium Argentina, together with Prosid, subscribed to an aggregate 1.5 million preferred shares of Usiminas. On July 19, 2016, Usiminas’ extraordinary general shareholders’ meeting homologated a capital increase, and Ternium Investments acquired 62.6 million additional ordinary shares, and Ternium Argentina and Prosid acquired an aggregate 13.8 million additional ordinary shares. As a result of these transactions, Ternium, through its subsidiaries Ternium Investments, Ternium Argentina and Prosid, owned as of June 30, 2023, 242.6 million ordinary shares of Usiminas (representing 34.4% of Usiminas’ ordinary shares) and 8.5 million of Usiminas’ preferred shares (representing 1.6% of Usiminas’ preferred shares), representing, in the aggregate, 20.4% of Usiminas’ share capital.

As of June 30, 2023, the Usiminas control group held, in the aggregate, 483.6 million ordinary shares bound to the Usiminas shareholders’ agreement, representing approximately 68.6% of Usiminas’ voting capital. The Usiminas control group, which was bound by a long-term shareholders’ agreement that governs the rights and obligations of Usiminas’ control group members, was composed as of such date of three sub-groups: the T/T Group; the NSC Group, comprising Nippon Steel Corporation (“NSC”), Metal One Corporation and Mitsubishi Corporation; and Usiminas’ pension fund Previdência Usiminas. The T/T Group held approximately 47.1% of the total shares held by the control group (39.5% corresponding to the Ternium entities and the other 7.6% corresponding to TenarisConfab); the NSC Group held approximately 45.9% of the total shares held by the control group; and Previdência Usiminas held the remaining 7%. The corporate governance rules reflected in the Usiminas shareholders agreement provided, among other things, that Usiminas’ executive board was composed of six members, including the chief executive officer and five vice-presidents, with Ternium and NSC nominating three members each. The right to nominate Usiminas’ chief executive officer alternated between Ternium and NSC at every 4-year interval, with the party that did not nominate the chief executive officer having the right to nominate the chairman of Usiminas’ board of directors for the same 4-year period. The Usiminas shareholders agreement also provided for an exit mechanism consisting of a buy-and-sell procedure—exercisable at any time after November 16, 2022, and applicable with respect to shares held by NSC and the T/T Group—, which would allow either Ternium or NSC to purchase all or a majority of the Usiminas shares held by the other shareholder.

(b) The acquisition of the additional participation

On March 30, 2023, Ternium S.A. announced that its subsidiaries Ternium Investments and Ternium Argentina, together with Confab, a subsidiary of its affiliate Tenaris S.A., all of which compose the T/T group within Usiminas control group, entered into a share purchase agreement to acquire from Nippon Steel Corporation, Mitsubishi and MetalOne (the “NSC group”), pro rata to their current participations in the T/T group, 68.7 million ordinary shares of Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS (“Usiminas”) at a price of BRL10 per ordinary share.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

3.    ACQUISITION OF BUSINESS– INCREASE OF THE PARTICIPATION IN USIMINAS CONTROL GROUP AND NEW GOVERNANCE STRUCTURE OF USIMINAS (continued)

On July 3, 2023, the Company announced the completion of the acquisition of this additional participation. Pursuant to the transaction, Ternium paid $ 118.7 million in cash for 57.7 million ordinary shares, increasing its participation in the Usiminas control group to 51.5%.

The Usiminas control group holds the majority of Usiminas’ voting rights. Following the completion of the transaction, the T/T group holds an aggregate participation of 61.3% in the control group, with the NSC group and Previdência Usiminas (Usiminas employees’ pension fund) holding 31.7% and 7.1%, respectively. The Usiminas control group members also agreed a new governance structure, as a result of which the T/T group nominated a majority of the Usiminas board of directors, the CEO and four other members of Usiminas board of officers, and ordinary decisions are approved with a 55% majority of the control group shares.

Pursuant to the Usiminas shareholders agreement, as supplemented by the T/T Group shareholders’ agreement, Ternium started fully consolidating Usiminas balance sheet and results of operations in its consolidated financial statements beginning in July 2023.

(c) Remeasurement of the previously held interest

As of July 3, 2023, Ternium remeasured its former participation (20.4%) at its fair value as of such date.

Consequently, Ternium valued its previously held interest by means of the market quotation of Usiminas share in the Brazilian stock market. Such value as of July 3, 2023, was of 7.36 BRL per share, amounting to a total of $ 385.9 million. This valuation results in the recognition of a loss of $ 441.4 million, which is included along with the gain related to the bargain purchase amounting to $ 270.4 million (see note 3 (d)) in the “Effect related to the increase of the participation in Usiminas” in the income statement for a total of $ 171.0 million.

In addition, IFRS 3, paragraph 42, establishes that the previous interest must be remeasured, and necessary adjustments made as if it were a disposal of the investment. In this case, items previously recognized in other comprehensive income, mainly the CTA (currency translation adjustment) should be recycled to results of the period. The accumulated loss in “Other comprehensive income” as of the acquisition date was $ 934.9 million.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

3.    ACQUISITION OF BUSINESS– INCREASE OF THE PARTICIPATION IN USIMINAS CONTROL GROUP AND NEW GOVERNANCE STRUCTURE OF USIMINAS (continued)

(d) Fair value of net assets acquired

The fair values determined for the assets acquired and liabilities assumed arising from the acquisition are as follows:

Fair value of acquired assets and assumed liabilities:	in $ thousands

Property, plant and equipment (note 12)	904,780
Investments in non-consolidated companies	400,037
Inventories	1,707,311
Cash and cash equivalents	781,072
Other investments	247,005
Trade receivables	764,257
Allowance for doubtful accounts	(44,626)
Other receivables	854,917
Deferred tax assets	1,327,232
Borrowings	(1,224,399)
Provisions	(856,153)
Trade payables	(758,687)
Other assets and liabilities, net	(509,486)
Net assets acquired	3,593,260

Non-controlling interest	(2,818,358)
Remeasurement of previously held interest in Usiminas	(385,851)
Total Purchase consideration	(118,686)
Bargain purchase gain	270,365

Loss on the remeasurement of previously held interest in Usiminas	(441,410)
Net loss effect related to the increase of the participation in Usiminas	(171,045)

The purchase price allocation disclosed above was prepared with the assistance of a third-party expert. Management applied significant judgment in estimating the fair value of assets acquired and liabilities assumed, which involved the use of significant estimates and assumptions in particular with respect to the estimation of the loss probability for the contingencies, including revenue forecasts, EBITDA margins, capital expenditures and discount rate for the cash flow projections. According to the purchase price allocation, the transaction led to the recognition of a bargain purchase of $ 270.4 million.

(e) Put and call option

In addition to the share purchase and the new governance structure, a “put” and “call” mechanism was established according to the following scheme:

–NSC group will have the right, at any time after the closing of the transaction, to withdraw its remaining shares from the control group and sell them in the open market after giving the T/T group the opportunity to buy them at the equivalent in U.S. dollars of the 40-trading day average price per share immediately prior to the NSC group’s notice of withdrawal, as well as the right, at any time after the second anniversary of the closing, to sell such shares to the T/T group at $ 2.0584 per share.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

3.    ACQUISITION OF BUSINESS– INCREASE OF THE PARTICIPATION IN USIMINAS CONTROL GROUP AND NEW GOVERNANCE STRUCTURE OF USIMINAS (continued)

–At any time after the second anniversary of the closing of the transaction, the T/T group will have the right to buy the NSC group’s remaining interest in the Usiminas control group (153.1 million ordinary shares) at the higher of $ 2.0584 per share and the equivalent in U.S. dollars of the 40-trading day average price per share immediately prior to the date of exercising the option.
–In the case of the T/T Group, Ternium will decide at its own discretion the execution of the call option, having Confab and Ternium Argentina the option to acquire the shares owned by NSC pro rata to their participation.

IAS 32 requires a liability to be recognized for written puts over non-controlling interests. The liability reflects the entity’s obligation to deliver cash or a financial asset. The financial liability is recognized at present value of the redemption amount and accreted through finance charges in the income statement over the contract period up to the final redemption amount. Ternium has recognized a liability associated with the put option of $ 242.5 million ($ 263.2 million as of December 31, 2024), accounted for in the statement of financial position under Other liabilities, with the corresponding debit in the statement of changes in equity under Non-controlling interest.

(f) Recognition of non-controlling interest

Ternium recognizes non-controlling interests in an acquired entity either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets. This decision is made on an acquisition-by-acquisition basis. For the non-controlling interests in Usiminas, the Company elected to recognize the non-controlling interests at its proportionate share of the acquired net identifiable assets, which led to a non-controlling interest of $ 2,575.9 million, as of the acquisition date.

(g) Main contingencies associated with the acquired business

Contrary to the recognition principles in IAS 37 Provisions, Contingent Liabilities and Contingent Assets, IFRS 3 Business Combinations requires an acquirer of a business to recognize contingent liabilities assumed in a business acquisition at the acquisition date even if it is not probable that an outflow of resources will be required to settle the obligation.

in $ thousands

Provisions for contingencies recognized by Usiminas before business combination	(199,677)

Provisions for contingencies recognized as part of the business combination:
Tax related contingencies	(432,488)
Civil and other related contingencies	(174,333)
Labour related contingencies	(49,655)
Total Provision for contingencies	(856,153)

Contingencies estimated by Management were related to possible losses arising from administrative proceedings and litigation related to tax, civil and labor matters and based on the advice and assessment of internal and external legal advisors.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

3.    ACQUISITION OF BUSINESS– INCREASE OF THE PARTICIPATION IN USIMINAS CONTROL GROUP AND NEW GOVERNANCE STRUCTURE OF USIMINAS (continued)

The main contingencies recognized in the consolidated financial statements pursuant to IFRS 3 Business Combinations in connection with the acquisition of the additional participation in Usiminas and the full consolidation of Usiminas include the following:

Description	Status	As of the acquisition date (in $ thousands)	As of December 31, 2024 (in $ thousands)
Labor lawsuits filed by employees, former employees and outsourced personnel of the Cubatão Plant, claiming severance pay and social security rights.	Pending judgment by the Labor Court and administrative bodies, at different levels.	57,343	33,387
Tax proceeding in which the tax authorities seek the reversal of ICMS/SP credits on materials considered as consumables (refractory items and others).	The Tax Debt was included in the Amnesty Program instituted by São Paulo State Law n. 17.843/23.	29,772	—
Labor lawsuits filed by employees, former employees and outsourced personnel of the Ipatinga Plant, claiming severance pay and social security rights.	Pending judgment by the Labor Court and administrative bodies, at different levels.	15,112	10,062
Labor lawsuits filed by former employees challenging the amount of compensation paid on dismissals.	Pending judgment.	10,837	6,442
Other contingencies		86,613	47,982

Provisions for contingencies recognized by Usiminas before business combination		199,677	97,873

Description	Status	As of the acquisition date (in $ thousands)	As of December 31, 2024 (in $ thousands)
Objection filed against the decision that recognized only partially the credit rights established in a final and unappealable court decision that determined the exclusion of ICMS amounts from the calculation basis of PIS/COFINS-Imports.	Pending judgment at administrative level.	94,792	73,772
Tax collection proceedings related to the collection of ICMS/SP on goods shipped to other countries without effective proof of export.	Pending judgment by the trial court.	51,546	40,116
Tax proceedings seeking the reversal of ICMS/SP credits on materials considered as consumables (refractory items and others).	Several case records, declaratory actions and tax collection proceedings, suspended or pending decision by higher courts.	38,640	27,968
ICMS – Action for annulment of the tax debt claimed by the State of Rio Grande do Sul due to failure to make the advance payment of the tax at the entry of goods coming from other States (rate differential ).	Pending judgment by the trial court.	28,789	22,405
Tax assessment notice issued by the State of Minas Gerais concerning alleged reversal of ICMS credits on sale of electrical energy.	Pending judgment at administrative level.	12,386	9,640
Other tax contingencies		206,335	131,463

Provisions for tax contingencies recognized as part of the business combination		432,488	305,364

Public Civil Action seeking the reimbursement of the amounts increased by means of a term of amendment to the Contractor's Agreement, due to alleged overbilling in the construction of a bridge in Brasília/DF.	As of July 3, 2023, the claim was deemed groundless and was pending judgment of appeal. As of December 31, 2023, the action was dismissed as unfounded and the case was archived.	64,315	—
Public Civil Action seeking compensation for alleged damages caused to the State of Santa Catarina's Treasury related to improper expenditures incurred in the construction of a bridge.	Pending conclusion of the expert evidence	21,113	16,431
Other civil and other contingencies (1)		88,905	36,604
Provisions for civil and other contingencies recognized as part of the business combination		174,333	53,035

Labor lawsuits filed by employees, former employees and outsourced personnel of the Cubatão Plant, claiming severance pay and social security rights.	Pending judgment by the Labor Court and administrative bodies, at different levels.	27,123	15,754
Other labour contingencies (1)		22,532	12,234
Provisions for labour contingencies recognized as part of the business combination		49,655	27,988
(1) Composed of individually non-significative contingencies

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

4.    ACCOUNTING POLICIES

The following is a summary of the principal accounting policies followed in the preparation of these Consolidated Financial Statements:

(a)Group accounting

(1) Subsidiary companies and transactions with non-controlling interests

Subsidiaries are all entities over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases.

The Company uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at the fair values at the acquisition date. Indemnification assets are recognized at the same time that the Company recognizes the indemnified item and measures them on the same basis as the indemnified item, subject to the need for a valuation allowance for uncollectible amounts. The Company measures the value of a reacquired right recognized as an intangible asset on the basis of the remaining contractual term of the related contract regardless of whether market participants would consider potential contractual renewals in determining its fair value.

The Company recognizes any non-controlling interest in the acquiree at the non-controlling interest's proportionate share of the acquiree's net identifiable assets. The recognition of business combinations requires the acquirer to measure at the acquisition date components of non‑controlling interests in the acquiree that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation at either (a) fair value; or (b) the present ownership instruments’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets. The Company opted for the proportional share in the recognized amounts of the identifiable net assets for the recognition described in note 3 related to Usiminas.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Company's share of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the income statement.
The measurement period is the earlier of the date that the acquirer receives the information that it is looking for or cannot obtain the information and one year after the acquisition date. Where the accounting for a business combination is not complete by the end of the reporting period in which the business combination occurred provisional amounts are reported.

The Company treats transactions with non-controlling interests as transactions with equity owners of the Company. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

4.     ACCOUNTING POLICIES (continued)

When the Company ceases to have control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group. However, the fact that the functional currency of some subsidiaries is their respective local currency, generates some financial gains (losses) arising from intercompany transactions, that are included in the consolidated income statement under Other financial expenses, net.

(2) Investments in non-consolidated companies

Associated companies are those entities in which Ternium has significant influence, but which it does not control.

Joint arrangements are understood as combinations in which there are contractual agreements by virtue of which two or more companies hold an interest in companies that undertake operations or hold assets in such a way that any financial or operating decision is subject to the unanimous consent of the partners. A joint arrangement is classed as a joint operation if the parties hold rights to its assets and have obligations in respect of its liabilities or as a joint venture if the venturers hold rights only to the investee's net assets.

Investments in non-consolidated companies (associated companies and joint ventures) are accounted for using the equity method of accounting. Under this method, interests in joint ventures and associates are initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Company’s share of the post-acquisition profits or losses in the income statement, and its share of post-acquisition changes in reserves recognized in reserves and in other comprehensive income in the income statement. Unrealized gains on transactions among the Company and its non-consolidated companies are eliminated to the extent of the Company’s interest in such non-consolidated companies; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. When the Company’s share of losses in a non-consolidated company equals or exceeds its interest in such non-consolidated company, the Company does not recognize further losses unless it has incurred obligations or made payments on behalf of such non-consolidated company. Accounting policies of non-consolidated companies have been changed where necessary to ensure consistency with the policies adopted by the Company.

The Company’s investment in associates and joint ventures includes notional goodwill identified on acquisition.

The Company determines at each reporting date whether there is any objective evidence that the investment is impaired. If this is the case, the group calculates the amount of impairment as the difference between the recoverable amount of the investment and its carrying value and recognizes the amount within “Equity on earnings (losses) of non-consolidated companies”.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

4.    ACCOUNTING POLICIES (continued)

(b) Foreign currency translation

(1) Functional and presentation currency

Items included in the financial statements of each of the Company's subsidiaries and associated companies are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). Except for Usiminas and the non-consolidated companies whose functional currencies are their local currencies, Ternium determined that the functional currency of its subsidiaries is the U.S. dollar. Although Ternium is located in Luxembourg, it operates in several countries with different currencies. The $ is the currency that best reflects the economic substance of the underlying events and circumstances relevant to Ternium as a whole.

(2) Subsidiary companies

The results and financial position of all the group entities (except for the ones which operated in a hyperinflationary economy, if any) that have a functional currency different from the presentation currency, are translated into the presentation currency as follows:

(i) assets and liabilities are translated at the closing rate of each statement of financial position;
(ii) income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and
(iii) all resulting translation differences are recognized within other comprehensive income.

In the case of a sale or other disposition of any such subsidiary, any accumulated translation differences would be recognized in the income statement as part of the gain or loss on sale.

(3) Transactions in currencies other than the functional currency

Transactions in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the date of the transactions or valuation where items are re-measured.

At the end of each reporting period: (i) monetary items denominated in currencies other than the functional currency are translated using the closing rates, (ii) non-monetary items that are measured in terms of historical cost in a currency other than the functional currency are translated using the exchange rates prevailing at the date of the transactions; and (iii) non-monetary items that are measured at fair value in a currency other than the functional currency are translated using the exchange rates prevailing at the date when the fair value was determined.

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than the functional currency are recorded as gains and losses from foreign exchange and included in "Other financial income (expenses), net" in the consolidated income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges. Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the "fair value gain or loss," while translation differences on non-monetary financial assets such as equities classified as fair value through other comprehensive income are included in other gains/(losses).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

4.    ACCOUNTING POLICIES (continued)

(c) Financial instruments

Non derivative financial instruments

Non derivative financial instruments comprise investments in equity and debt securities, trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables.

The Company classifies its financial instruments in the following measurement categories:

–Amortized cost: instruments that are held for collection or repayment of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Interest income and expenses from these financial instruments are included in finance income or expense using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in finance income or expense, together with foreign exchange gains and losses. Impairment losses are presented as separate line items in the statement of profit or loss.

–Fair value through other comprehensive income (“FVOCI”): financial instruments that are held for collection of contractual cash flows and for selling the financial instruments, where the instruments’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest revenue or expense, and foreign exchange gains and losses which are recognized in profit or loss. When the financial instrument is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to profit or loss and recognized in other gains/(losses), except for equity instruments, for which there is no reclassification from OCI to profit or loss. Interest income or expense from these financial instruments is included in finance income using the effective interest rate method. Foreign exchange gains and losses are presented in other gains/(losses) and impairment expenses are presented as separate line item in the statement of profit or loss.

–Fair value through profit or loss (“FVPL”): financial instruments that do not meet the criteria for amortized cost or FVOCI are measured at FVPL. A gain or loss on a debt investment that is subsequently measured at FVPL is recognized in profit or loss and presented net within other gains/(losses) in the period in which it arises.

The classification depends on the Company’s business model for managing the financial instruments and the contractual terms of the cash flows.

For financial instruments measured at fair value, gains and losses will either be recorded in profit or loss or OCI. For investments in equity instruments that are not held for trading, this will depend on whether the group has made an irrevocable election at the time of initial recognition to account for the equity investment at FVOCI.

At initial recognition, the Company measures a financial instrument at its fair value plus, in the case of a financial instrument not at FVPL, transaction costs that are directly attributable to the acquisition of the financial instrument. Transaction costs of financial instruments carried at FVPL are expensed in profit or loss. Subsequent measurement of debt instruments depends on the Company’s business model for managing the asset and the cash flow characteristics of the asset.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

4.    ACCOUNTING POLICIES (continued)

The classification depended on the nature and purpose of the financial assets and was determined at the time of initial recognition.

Financial assets and liabilities were recognized and derecognized on the settlement date.

Financial assets were initially measured at fair value, net of transaction costs, except for those financial assets classified as financial assets at fair value through profit or loss.

Financial liabilities, including borrowings, were initially measured at fair value, net of transaction costs and subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis.

Impairment of financial assets

The Company assesses on a forward-looking basis the expected credit losses associated with its debt instruments carried at amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For trade receivables, the Company applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables, see note 4 (i) for further details.

For loans and receivables category and for held-to-maturity investments, the amount of the loss was measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. The carrying amount of the asset was reduced and the amount of the loss was recognized in the consolidated income statement.

If, in a subsequent period, the amount of the impairment loss decreased and the decrease could be related objectively to an event occurring after the impairment was recognized, the reversal of the previously recognized impairment loss was recognized in the consolidated income statement.

Derivative financial instruments

Information about accounting for derivative financial instruments and hedging activities is included in Note 29 "Financial Risk management" and Note 4 (y).

Put option valuation method

IFRS presents the following options to recognize the value of a put option:

- Under IFRS 10, the terms of the forward and option contracts should be analyzed to assess whether they provide the parent or the non-controlling interest with access to the risks and rewards associated with the actual ownership of the shares. The non-controlling interest should be recognized if risks and rewards associated with ownership have been retained by the non-controlling interest. A financial liability (recognized at the present value of the redemption amount) is recorded to reflect the forward or put option.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

4.    ACCOUNTING POLICIES (continued)

- Under IAS 32, a liability is recognized for written puts over non-controlling interests. The liability reflects the entity’s obligation to deliver cash or a financial asset. The financial liability is recognized at present value of the redemption amount and accreted through finance charges in the income statement over the contract period up to the final redemption amount.

(d) Property, plant and equipment

(1) Property, plant and equipment

Land and buildings comprise mainly factories and offices. All property, plant and equipment are recognized at historical acquisition or construction cost less accumulated depreciation and accumulated impairment (if applicable), except for land, which is carried at acquisition cost less accumulated impairment (if applicable). There are no material residual values for property, plant and equipment items.

Major overhaul and rebuilding expenditures are recognized as a separate asset when future economic benefits are expected from the item, and the cost can be measured reliably.

Ordinary maintenance expenses on manufacturing properties are recorded as cost of products sold in the period in which they are incurred.

Where a tangible fixed asset comprises major components having different useful lives, these components are accounted for as separate items. Spare parts are included in property, plant and equipment.

Depreciation method is reviewed at each year end. Depreciation is calculated using the straight-line method to amortize the cost of each asset to its residual value over its estimated useful life as follows:

Land	No depreciation
Buildings and improvements	10-50 years
Production equipment	5-40 years
Vehicles, furniture and fixtures and other equipment	3-20 years

Property, plant and equipment used in mining activities are depreciated over its useful life or over the remaining life of the mine if shorter and there is no alternative use possible.

The assets' useful lives are reviewed, and adjusted if appropriate, at each year end. The re-estimation of assets useful lives by the Company did not materially affect depreciation charges in 2024, 2023 and 2022.

Gains and losses on disposals are determined by comparing the proceeds with the corresponding carrying amounts and are included in the income statement.

If the carrying amount of an asset were greater than its estimated recoverable amount, it would be written down to its recoverable amount (see Note 4 (f) "Impairment").

Amortization charges are included in cost of sales, selling, general and administrative expenses.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

4.    ACCOUNTING POLICIES (continued)

(2) Right-of-use assets

The Company is a party to lease contracts for:
- Land
- Plants and equipment for the production of industrial gases and other production materials.
- Transportation and maintenance equipment.
- Warehouses and office spaces.

These leases are recognized, measured and presented in accordance to IFRS 16 “Leases”, following the guidelines described below.

Accounting by the lessee
The Company recognizes a right-of-use asset and a lease liability at the commencement date of each lease contract that grants the right to control the use of an identified asset during a period of time. The commencement date is the date in which the lessor makes an underlying asset available for use by the lessee.

The Company applied exemptions for leases with a duration lower than 12 months, with a value lower than thirty thousand U.S. dollars and/or with clauses related to variable payments. These leases have been considered as short-term leases and, accordingly, no right-of-use asset or lease liability have been recognized.

At initial recognition, the right-of-use asset is measured considering:
- The value of the initial measurement of the lease liability;
- Any lease payments made at or before the commencement date, less any lease incentives; and
- Any initial direct costs incurred by the lessee.

After initial recognition, the right-of-use assets are measured at cost, less any accumulated depreciation and/or impairment losses, and adjusted for any re-measurement of the lease liability.

Depreciation of the right-of-use asset is calculated using the straight-line method over the estimated duration of the lease contract, as follows:

Land	1-30 years
Buildings and facilities	1-25 years
Machinery	1-13 years

If the lease transfers ownership of the underlying asset to the Company by the end of the lease term, or if the cost of the right-of-use asset reflects that the Company will exercise a purchase option, the Company depreciates the right-of-use asset from the commencement date to the end of the useful life of the underlying asset. Otherwise, the Company depreciates the right-of-use asset from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

Accounting by the lessor
When the Company is acting as a lessor, each of its leases is classified as either operating or finance lease:
- Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases.
- Leases where all substantial risks and rewards of ownership are transferred by the lessor to the lessee are classified as finance leases.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

4.    ACCOUNTING POLICIES (continued)

(e) Intangible assets

(1) Information system projects

Generally, costs associated with developing or maintaining computer software programs are recognized as an expense as incurred. However, costs directly related to the acquisition and implementation of information systems are recognized as intangible assets if they have a probable economic benefit exceeding the cost beyond one year and comply with the recognition criteria of IAS 38.

Information system projects recognized as assets are amortized using the straight-line method over their useful lives, not exceeding a period of 3 years. Amortization charges are included in cost of sales, selling, general and administrative expenses.

(2) Mining assets

Mining assets include:
(a) Mining licenses acquired;
(b) Capitalized exploration and evaluation costs, reclassified from exploration and evaluation costs (see note 4 (e) 3); and
(c) Capitalized developmental stripping costs (see note 4 (u)).

Mining licenses were recognized as separate intangible assets upon the acquisition of the investment in Mexico and in Usiminas and comprise the right to exploit the mines and are recognized at its fair value at acquisition date less accumulated amortization.

Mexico’s mining concessions were granted for a 50-year period; following the expiration of the initial concession term, the concessions are renewable for an additional 50-year term in accordance with, and subject to the procedures set forth in, applicable Mexican mining law.

Usiminas’ mining concessions were granted for an indefinite period and until complete depletion of mineral reserves and are subject to the procedures set forth in applicable Brazilian mining law.

Amortization charge is calculated by using the unit-of-production method, on the basis of actual mineral extracted in each period compared to the estimated mineral reserves, and is included in cost of sales. Any change in the estimation of reserves is accounted for prospectively. The resulting amortization rate for the years ended December 31, 2024, 2023 and 2022, is approximately 19%, 13% and 12% per year, respectively.

Considering that there are no concrete development plans in the short term and for production feasibility in certain areas of the mining concessions held by Las Encinas S.A. de C.V., the Company decided to recognize an impairment charge over these assets of $ 32.4 million as of December 31, 2024. As of December 31, 2023, the Company has already recognized an impairment charge over these assets held by Las Encinas S.A. de C.V. for an amount of $ 42.3 million.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

4.    ACCOUNTING POLICIES (continued)

(3) Exploration and evaluation costs

Exploration and evaluation activities involve the search for iron ore resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource.

Exploration and evaluation costs are measured at cost. Costs directly associated with exploration and evaluation activities are capitalized as intangible assets until the determination of reserves is evaluated. The costs associated to the acquisition of machinery and equipment are recognized as property, plant and equipment. If it is determined that commercial discovery has been achieved, costs incurred are reclassified into Mining assets and amortization starts once production begins.

Exploration costs are tested for impairment whenever there are indicators that impairment exists. Indicators of impairment include, but are not limited to:
•Rights to explore in an area have expired or will expire in the near future without renewal;
•No further exploration and evaluation is planned or budgeted;
•A decision to discontinue exploration and evaluation in an area because of the absence of commercial reserves; and
•Sufficient data exists to indicate that the book value will not be fully recovered from future development and production.

When analyzing the existence of impairment indicators, the exploration and evaluation areas from the mining units will be evaluated.

(4) Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of Ternium's participation in acquired companies' net assets at the acquisition date. Under IAS 36, goodwill is considered to have an indefinite life and not amortized, but is subject to annual impairment testing.

Goodwill is allocated to Cash-generating units ("CGU") for the purpose of impairment testing. The allocation is made to those cash-generating units expected to benefit from the business combination which generated the goodwill being tested. The impairment losses on goodwill cannot be reversed.

As of December 31, 2024 and 2023, the carrying amount of goodwill allocated to the Mexico CGUs was $ 662.3 million, of which $ 619.8 million corresponds to Steel Mexico CGU and $ 42.5 million to Mining Mexico CGU.

(5) Research and development

Research expenditures are recognized as expenses as incurred. Development costs are recorded as cost of sales in the income statement as incurred because they do not fulfill the criteria for capitalization. Research and development expenditures for the years ended December 31, 2024, 2023 and 2022 totaled $ 23.8 million, $ 19.0 million and $ 16.3 million, respectively.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

4.    ACCOUNTING POLICIES (continued)

(6) Customer relationships acquired in a business combination

As of December 31, 2024, Ternium has no customer relationships acquired in a business combination recognized in its consolidated financial statements.

(7) Trademarks acquired in a business combination

Trademarks are amortized using the straight-line method over a useful life of between 5 to 10 years.

(f) Impairment

Assets that have an indefinite useful life (including goodwill) are not subject to amortization and are tested annually for impairment or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortization and investments in affiliates are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less cost to sell and the value in use.

To carry out these tests, assets are grouped at the lowest levels for which there are separately identifiable cash flows (each, a CGU). When evaluating long-lived assets for potential impairment, the Company estimates the recoverable amount based on the higher of the CGU’s fair value less costs to sell and its value in use. The value in use of each CGU is determined on the basis of the present value of net future cash flows which will be generated by the assets tested.

Determining the present value of future cash flows involves highly sensitive estimates and assumptions specific to the nature of each CGU's activities, including estimates and assumptions relating to amount and timing of projected future cash flows. Application of the discounted cash flow (DCF) method to determine the value in use of a CGU begins with a forecast of all expected future net cash flows. Significant assumptions considered in forecasts include the gross domestic product (GDP) growth rates of the country under study and their correlation with steel demand, changes in the growth rate for the perpetuity rate, changes in steel prices, changes in certain significant raw material costs and changes in discount rates.

Ternium uses, for the steel segment impairment tests, cash flow projections over a five-year period based on past performance and expectations of market development; for the subsequent years beyond the five-year period, a terminal value was calculated based on perpetuity. The growth rate used for the perpetuity rate is of 2.19%. This rate does not exceed the average long-term growth rate for the relevant markets. In the case of the mining segment and the mining activity developed by Usiminas, cash flow projections are prepared until the mines are fully depleted and are based on past performance and expectations of market development.
Cash flows are discounted at rates that reflect specific country and currency risks associated with the cash flow projections. The discount rates used are based on the weighted average cost of capital (WACC), which is considered to be a good indicator of cost of capital.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

4.    ACCOUNTING POLICIES (continued)

Considering the uncertainty of the future evolution of the macroeconomic and financial situation in Argentina and the reduction of the operating margin as of December 31, 2024, the Company decided to assess the recoverability of its investments in Argentina, resulting in no impairment charges to be recognized. As of December 31, 2024, the post-tax discount rate used to test the investment in Argentine subsidiaries for impairment was 14.0%. The recoverable value of CGU Argentina amounted to $1.7 billion as of December 31, 2024. The Company estimates that an increase higher than of 0.5% in the discount rate or a decrease of higher than 5.0% in the operating income before amortization and depreciation per ton may result in the recognition of an impairment charge in the CGU Argentina.

As of December 31, 2022, the Company recognized an impairment charge of $ 99.0 million over the property, plant and equipment in the Brazil CGU. As of December 31, 2023, Management assessed the business situation as of such date and concluded that the recovery of impairment indicators was not significantly enough and that there were no significant positive events to proceed with a reversal of previously recognized impairment charges. Considering the uncertainty of the future evolution of the macroeconomic situation in Brazil, mainly the devaluation of the Brazilian reais, and the reduction of the volume of sales and operating margin as of December 31, 2024, the Company decided to assess the recoverability of its investments in Brazil, resulting in no impairment charges to be recognized. As of December 31, 2024, the post-tax discount rate used to test the investment in Brazilian subsidiaries for impairment was 10.3%.

As of September 30, 2022, the Company recognized an impairment charge of $ 120.4 million over the investment in Usiminas. On July 3, 2023, the Company acquired an additional participation in Usiminas and started the full consolidation of assets and liabilities of Usiminas (see note 3). As of December 31, 2023, no impairment triggers were detected and, consequently, no impairment test was prepared. Considering the uncertainty of the future evolution of the macroeconomic situation in Brazil, mainly the devaluation of the Brazilian reais, and the decrease of the market value of the shares as of December 31, 2024, the Company decided to assess the recoverability of its investments in Usiminas, resulting in no impairment charges to be recognized. As of December 31, 2024, the post-tax discount rate used to test the investment in Brazilian subsidiaries for impairment was 10.3%.

In the case of the Steel Mexico CGU, considering that there is a value registered for goodwill, the Company performed the mandatory impairment test over goodwill, resulting in no impairment charges to be recognized. Also, in the case of the Mining Mexico CGU and considering the registered goodwill, the Company performed the mandatory impairment test over goodwill, resulting in no impairment charges to be recognized. As of December 31, 2024, the post-tax discount rate used to test the recoverability of the goodwill in the Steel and Mining Mexico CGUs for impairment was 12.4% (as of December 31, 2023, 12.1%).

During the years 2024, 2023 and 2022, no impairment provisions were recorded in connection with assets that have an indefinite useful life (including goodwill) in the Company’s CGUs.

(g) Other investments

Other investments consist primarily of investments in financial debt instruments and equity investments where the Company holds a minor equity interest and does not exert significant influence.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

4.    ACCOUNTING POLICIES (continued)

All purchases and sales of investments are recognized on the settlement date, which is not significantly different from the trade date, which is the date that Ternium commits to purchase or sell the investment.

Income from financial instruments at fair value through profit or loss is recognized in Other financial income (expenses), net in the consolidated income statement. The fair value of quoted investments is based on current bid prices. If the market for a financial investment is not active or the securities are not listed, the Company estimates the fair value by using standard valuation techniques. Dividends from investments in equity instruments are recognized in the income statement when the Company's right to receive payments is established.

Certain fixed income financial instruments purchased by the Company have been categorized as at fair value through other comprehensive income. The results of these financial investments are recognized in Finance Income in the Consolidated Income Statement using the effective interest method. Unrealized gains and losses other than impairment and foreign exchange results are recognized in Other comprehensive income. On maturity or disposal, net gain and losses previously deferred in Other comprehensive income are recognized in Finance Income in the Consolidated Income Statement.

(h) Inventories

Inventories are stated at the lower of cost (calculated using the first-in-first-out "FIFO" method) or net realizable value. The cost of finished goods and goods in process comprises raw materials, direct labor, depreciation, other direct costs and related production overhead costs. It excludes borrowing costs. Goods acquired in transit at year end are valued at supplier's invoice cost.

The cost of iron ore produced in our mines comprises all direct costs necessary to extract and convert stockpiled inventories into raw materials, including production stripping costs, depreciation of fixed assets related to the mining activity and amortization of mining assets for those mines under production.

The Company assesses the recoverability of its inventories considering their selling prices, if the inventories are damaged, or if they have become wholly or partially obsolete.

(i) Trade receivables and other receivables

Trade and other receivables are recognized initially at fair value, generally the original invoice amount. The Company applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables. To measure the expected credit losses, trade receivables are grouped based on shared credit risk characteristics and the days past due. The Company keeps an allowance for trade receivables, recorded in an asset account to offset the trade receivables in an amount estimated sufficient to cover the losses resulting from the impossibility for the debtors to cancel the amounts owed. This allowance for trade receivables is recorded with a charge to selling expenses.

Judicial deposits are those made in a bank account, in connection with legal proceedings, in Brazilian currency and monetarily restated to ensure the settlement of potential future liabilities. Some judicial deposits that are linked to taxes payable in installments are presented at their net amount.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

4.    ACCOUNTING POLICIES (continued)

(j) Cash and cash equivalents

Cash and cash equivalents and highly liquid short-term securities are carried at fair market value or at a historical cost which approximates fair market value.

For purposes of the cash flow statement, cash and cash equivalents comprise cash, bank current accounts and short-term highly liquid investments (original maturity of three months or less at date of acquisition) and overdrafts.

In the consolidated statement of financial position, bank overdrafts are included in borrowings within current liabilities.

(k) Assets (disposal groups) classified as held for sale

Assets (disposal groups) are classified as assets held for sale, complying with the recognition criteria of IFRS 5, and stated at the lower of carrying amount and fair value less cost to sell if their carrying amount is recovered principally through a sale transaction rather than through continuing use.

The carrying value of assets classified as held for sale, as of December 31, 2024 and 2023 totals $ 7.3 million and $ 6.7 million, respectively, which corresponds principally to land and other real estate items. Sale is expected to be completed within a one-year period.

(l) Borrowings

Borrowings, including bonds and debentures issued by Usiminas, are recognized initially for an amount equal to the net proceeds received. In subsequent periods, borrowings, including bonds and debentures, are stated at amortized cost following the effective interest method.

(m) Lease liabilities

The lease liability is initially measured at the present value of the lease payments that are not paid at such date, including the following concepts:
–Fixed payments, less any lease incentives receivable;
–Variable lease payments that depend on an index or rate, initially measured using the index or rate as of the commencement date;
–Amounts expected to be payable by the lessee under residual value guarantees;
–The exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and
–Payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease.

Variable lease liabilities with payments dependent on external factors, such as minimum volumes sold or used, are not included in the initial measurement of the lease liabilities and such payments are recognized directly in profit and loss.

Lease payments are discounted using incremental borrowing rates for the location and currency of each lease contract or, if available, the rate implicit in the lease contract.

The finance cost is charged to profit or loss over the lease period to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

4.    ACCOUNTING POLICIES (continued)

The lease term determined by the Company comprises:
–Non-cancelable period of lease contracts;
–Periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option; and
–Periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option.

After the commencement date, the Company measures the lease liability by:
–Increasing the carrying amount to reflect interest on the lease liability;
–Reducing the carrying amount to reflect lease payments made; and
–Re-measuring the carrying amount to reflect any reassessment or lease modifications.

(n) Income taxes - current and deferred

The current income tax charge is calculated on the basis of the tax laws in force in the countries in which Ternium and its subsidiaries operate. Management evaluates positions taken in tax returns with respect to situations in which applicable tax regulation could be subject to interpretation. A liability is recorded for tax benefits that were taken in the applicable tax return but have not been recognized for financial reporting.

Deferred income taxes are calculated using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting, nor taxable profit or loss. The principal temporary differences arise on fixed assets, intangible assets, inventories valuation and provisions for pensions. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantially enacted at year end. Under IFRS, deferred income tax assets (liabilities) are classified as non-current assets (liabilities).

Deferred tax assets are recognized to the extent it is probable that future taxable income will be available to offset temporary differences.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associated companies, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets and liabilities are re-estimated if tax rates change. These amounts are charged or credited to the consolidated income statement or to the item “Other comprehensive income for the year” in the consolidated statement of comprehensive income, depending on the account to which the original amount was charged or credited.

(o) Employee liabilities

(1)Post-employment obligations

The Company has defined benefit and defined contribution plans.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

4.    ACCOUNTING POLICIES (continued)

A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually (at year end) by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation. In countries where there is no deep market in such bonds, the market rates on government bonds are used.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise. Past-service costs are recognized immediately in income. For defined benefit plans, net defined benefit liability/asset is calculated based on the surplus or deficit derived by the difference between the defined benefit obligations less plan assets.

For defined contribution plans, the Company pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

Mexico

Ternium Mexico has defined benefit and defined contribution plans.

The valuation of the liabilities for the defined benefit employee retirement plans (pensions and seniority premiums) covers all employees and is based primarily on their years of service, their present age and their remuneration at the date of retirement. The cost of the employee retirement plans (pension, health-care expenses and seniority premiums) is recognized as an expense in the year in which services are rendered in accordance with actuarial studies made by independent actuaries. The formal retirement plans are congruent with and complementary to the retirement benefits established by the Mexican Institute of Social Security. Additionally, the Company has established a plan to cover health-care expenses of retired employees. The Company has established a commitment for the payment of pensions and seniority premiums, as well as for health-care expenses.

The defined contribution plans provide a benefit equivalent to the capital accumulated with the company's contributions, which are provided as a match of employees' contributions to the plan. The plan provides vested rights according to the years of service and the cause of retirement.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

4.    ACCOUNTING POLICIES (continued)

Argentina

Ternium Argentina implemented an unfunded defined benefit employee retirement plan for certain senior officers. The plan is designed to provide certain benefits to those officers (additional to those contemplated under applicable Argentine labor laws) in case of termination of the employment relationship due to certain specified events, including retirement. This unfunded plan provides defined benefits based on years of service and final average salary.

Brazil

Usiminas operates various post-employment schemes, including defined benefit pension plans, defined/variable contribution pension plans and a post-retirement healthcare plan. The retirement plans offer to employees’ supplementary retirement and pension benefits and are managed by Previdência Usiminas, which in line with the applicable legislation, has as its main purpose the management and running of private pension plans.

Usiminas has different defined benefit pension plans:
1) Benefit plan 1 (PB1), defined benefit plan, closed for new enrolments since November 1996.
2) Defined benefit plan (PBD), defined benefit plan, closed for new enrolments since December 2000; the beneficiaries of this plan are also entitled to self-funded retirement plan, vesting, redemption, and portability.

The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date minus the market value of plan assets, adjusted for: (i) actuarial gains and losses; (ii) rules to determine the asset ceiling; and (iii) minimum funding requirements.

Usiminas has taken out debts in connection with the minimum requirements for payment of contributions, for the purpose of covering the gap in relation to the services already received. In the event of non-recoverable surplus, the debts taken are recognized as an additional liability in the computation of net actuarial liabilities.

The PBD plan debit balance is determined at the end of each year, based on a direct actuarial revaluation. During the subsequent year, the liability is adjusted by the monthly surplus or deficit determined in the PBD plan and by the amount of payments falling due in the period. The debt balance should be repaid in 148 installments.

Also, Usiminas has different defined contribution pension plans:

3) Benefit plan 2 (USIPREV), variable contribution benefit plan, operating since August 1998, provides post-employment benefits to the employees of the sponsor companies. Currently, this is the only plan accepting new enrolments.

4) COSIPREV, defined contribution plan has been closed for new enrolments since April 30, 2009. For this defined contribution plan (COSIPREV), Usiminas pays contributions to a private pension entity on compulsory, contractual or voluntary bases. The contributions are recognized as finance costs in the period in which they are due. The entity has no further payment obligations once the contributions have been paid.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

4.    ACCOUNTING POLICIES (continued)

USIPREV and COSIPREV plans have a Pension Fund formed from members’ account balances not used in benefit payouts. As provided for in the plans’ regulations, this Fund may be used to cover the cost of these plans in the future.

In addition, Usiminas has in place a post-retirement healthcare plan:

(a) CoSaúde, post-retirement healthcare benefits discontinued on November 30, 2021, with the subsequent restructuring of group plans to be offered to former beneficiaries, in compliance with the legal clauses and conditions.
(b) Saúde Usiminas, healthcare plan, which opened for enrolments to all employees and retirees in 2010 and was extinguished as of December 31, 2023, being replaced with two new plans: Usiexato and Usiflex. These two new plans provide with two different methods of payment to the members of the plans: a mixed method, with the Company offering the option of bearing 100% of the monthly fee for active employees until the termination of the labor contracts, or a contributory method, which allows the continuation of the healthcare services after resignation or retirement of the employees.

(2)Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company recognizes termination benefits when it is demonstrably committed to either: (i) terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal or (ii) providing termination benefits as a result of an offer made to encourage voluntary redundancy.

(3)Other compensation obligations
Employee entitlements to annual leave and long-service leave are accrued as earned.

During 2007, Ternium launched an incentive retention program (the "Program") applicable to certain senior officers and employees of the Company, who will be granted a number of Units throughout the duration of the Program. The value of each of these Units is based on Ternium's shareholders' equity (excluding non-controlling interest). Also, the beneficiaries of the Program are entitled to receive cash amounts based on (i) the amount of dividend payments made by Ternium to its shareholders, and (ii) the number of Units held by each beneficiary to the Program. Units vest ratably over a period of four years and will be redeemed by the Company ten years after grant date, with the option of an early redemption at seven years after grant date. From 2018 units were vest ratably over the same period and will be mandatorily redeemed by the Company seven years after grant date. As the cash payment of the benefit is tied to the book value of the shares, and not to their market value, Ternium valued this long-term incentive program as a long term benefit plan as classified in IAS 19.

As of December 31, 2024 and 2023, the outstanding liability corresponding to the Program amounts to $ 86.0 million and $ 90.1 million, respectively. The total value of the units granted to date under the program, considering the number of units and the book value per share as of December 31, 2024 and 2023, is $ 94.0 million and $ 96.6 million, respectively.

Under Mexican law, Ternium's subsidiaries are required to pay their employees an annual benefit which is determined as a percentage of taxable profit for the year.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

4.    ACCOUNTING POLICIES (continued)

(4) Social security contributions

Social security laws in force in the countries in which the Company operates provide for pension benefits to be paid to retired employees from government pension plans and/or private fund managed plans to which employees may elect to contribute. As stipulated by the respective laws, Ternium Argentina and Ternium Mexico make monthly contributions calculated based on each employee's salary to fund such plans. The related amounts are expensed as incurred. No additional liabilities exist once the contributions are paid.

(p) Provisions

Ternium has certain contingencies with respect to existing or potential claims, lawsuits and other proceedings. Unless otherwise specified, provisions are recognized when Ternium has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliable estimated. Generally, accruals are based on developments to date, Ternium's estimates of the outcomes of these matters and the advice of Ternium's legal advisors. The Company also discloses the contingency in circumstances where management concludes no loss is probable or reasonably estimable but it is reasonably possible that a loss may be incurred.

(q) Trade payables

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

(r) Revenue recognition and other income

Revenue is recognized at a point of time from sales to direct customers upon the satisfaction of performance obligations, which occurs when control of the goods transfers to the customer and the customer obtains the benefits from the goods, the potential cash flows and the transaction price can be measured reliably, and it is probable that the Company will collect the consideration in connection with the exchange of the goods. The control over the goods is obtained by the customer depending on when the goods are made available to the shipper or the customer takes possession of the goods, depending on the delivery terms. The Company considers that it has completed its performance obligations when the goods are delivered to its customers or to a shipper who will transport the goods to its customers. The revenue recognized by the Company is measured at the transaction price of the consideration received or receivable to which the Company is entitled to, reduced by estimated returns and other customer credits, such as discounts and volume rebates, based on the expected value to be realized and after eliminating sales within the group.
Usiminas Mecánica S.A., one of Usiminas’ subsidiaries, uses the percentage-of-completion (POC) method to account for the revenue from orders in progress sold at fixed prices. The use of the POC method requires Management to estimate the services performed up to the balance sheet date as a proportion of the total services to be performed.
Interest income is recognized on an effective yield basis.

(s) Borrowing Costs

General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use or sale. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use or sale.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

4.    ACCOUNTING POLICIES (continued)

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

Other borrowing costs are expensed in the period in which they are incurred.

The amount of borrowing costs that Ternium capitalized during a period will not exceed the amount of borrowing costs incurred during that period. As of December 31, 2024, 2023 and 2022, the capitalized borrowing costs were nil, nil and $ 0.4 million, respectively.

(t) Cost of sales, selling, general and administrative expenses

Cost of sales and expenses are recognized in the income statement on the accrual basis of accounting.

Commissions, freight and other selling expenses, including shipping and handling costs, are recorded in Selling, general and administrative expenses in the Consolidated Income Statement.

(u) Stripping costs

Stripping costs are the costs associated with the removal of overburden and other waste materials and can be incurred before the mining production commences (“development stripping”) or during the production stage (“production stripping”).

Development stripping costs that contribute to the future economic benefits of mining operations are capitalized as intangible assets (Mining assets). Production stripping costs which are part of on-going activities are included in the cost of the inventory produced (that is extracted) at each mine during the period in which they are incurred.

Capitalization of development stripping costs finishes when the commercial production of the mine commences. At that time, all development stripping costs are presented within Mining assets and depreciated on a unit-of-production basis. It is considered that commercial production begins when the production stage of mining operations begins and continues throughout the life of a mine.

(v) Mining development costs

Mining development costs are the costs associated to the activities related to the establishment of access to the mineral reserve and other preparations for commercial production. These activities often continue during production.
Development expenditures are capitalized and classified as Work in progress. On completion of development, all assets included in Work in progress are individually reclassified to the appropriate category of property, plant and equipment and depreciated accordingly.

(w) Asset retirement obligations

Ternium records asset retirement obligations (“ARO”) initially at the fair value of the legal or constructive obligation in the period in which it is incurred and capitalizes the ARO by increasing the carrying amount of property, plant and equipment. The fair value of the obligation is determined as the discounted value of the expected future cash flows and is included in Provisions. The liability is accreted to its present value through net financing cost and the capitalized cost is depreciated based in the unit of production method.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

4.    ACCOUNTING POLICIES (continued)

(x) Earnings per share

Earnings per share are calculated by dividing the net income attributable to shareholders by the daily weighted average number of ordinary shares issued during the year, excluding the average number of shares of the parent Company held by the Group. There are no dilutive securities for the periods presented.

(y) Derivative financial instruments and hedging activities

Ternium designates certain derivatives as hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction. These transactions are classified as cash flow hedges (mainly interest rate swaps, collars, currency forward contracts on highly probable forecast transactions and commodities contracts). The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in OCI. Amounts accumulated in OCI are recognized in the income statement in the same period as any offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Ternium derivative financial instruments (asset or liability) continues to be reflected in the statement of financial position.

For transactions designated and qualifying for hedge accounting, Ternium documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. As of December 31, 2024 and 2023, the effective portion of designated cash flow hedges (net of taxes) amounted to $ (37.3) million and $ 15.9 million, respectively, and were included under "changes in the fair value of derivatives classified as cash flow hedges" line item in the statement of comprehensive income (see Note 27 (a)).

More information about accounting for derivative financial instruments and hedging activities is included in Note 29 "Financial risk management".

(z) Treasury shares

Acquisitions of treasury shares are recorded at acquisition cost, deducted from equity until disposal. The gains and losses on disposal of treasury shares are recognized under "Reserves" in the consolidated statement of financial position.

(aa) Cash flow

The consolidated statements of cash flows have been prepared using the indirect method and contain the use of the following expressions and their respective meanings:

a) Operating activities: activities that constitute ordinary Group revenues, as well as other activities that cannot be qualified as investing or financing.
b) Investing activities: acquisition, sale or disposal by other means of assets in the long-term and other investments not included in cash and cash equivalents.
c) Financing activities: activities that generate changes in the size and composition of net equity and liabilities that do not form part of operating activities.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

4.    ACCOUNTING POLICIES (continued)

(bb) Critical Accounting Estimates

The preparation of financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Management makes estimates and assumptions concerning the future. Actual results may differ significantly from these estimates under different assumptions or conditions.

The principal estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

(1)Goodwill impairment test

Assessment of the recoverability of the carrying value of goodwill requires significant judgment. Management evaluates goodwill allocated to the operating units for impairment on an annual basis or whenever there is an impairment indicator.

Goodwill is tested at the level of the CGUs. Impairment testing of the CGUs is carried out and the value in use determined in accordance with the accounting policy stated in Note 4(f). The discount rates used for these tests are based on Ternium's weighted average cost of capital adjusted for specific country and currency risks associated with the cash flow projections.The post-tax discount rate used as of December 31, 2024 was 12.38% and no impairment charge resulted from the impairment test performed. See notes 4(f) and 4(e)(4).

(2)Income taxes

Management calculates current and deferred income taxes according to the tax laws applicable to each subsidiary in the countries in which such subsidiaries operate. However, due to uncertain tax positions, certain adjustments necessary to determine the income tax provision are finalized only after the balance sheet is issued. In cases in which the final tax outcome is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Also, when assessing the recoverability of tax assets, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies.

(3)Loss contingencies

Ternium is subject to various claims, lawsuits and other legal proceedings that arise in the ordinary course of business, including customer claims in which a third party is seeking reimbursement or indemnity. The Company's liability with respect to such claims, uncertain tax positions, lawsuits and other legal proceedings cannot be estimated with certainty. Periodically, management reviews the status of each significant matter and assesses potential financial exposure. If the potential loss from the claim or proceeding is considered probable and the amount can be reasonably estimated, a liability is recorded. Management estimates the amount of such liability based on the information available and the assumptions and methods it has concluded are appropriate, in accordance with the provisions of IFRS. Accruals for such contingencies reflect a reasonable estimate of the losses to be incurred based on information available, including the relevant litigation or settlement strategy, as of the date of preparation of these financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

4.    ACCOUNTING POLICIES (continued)

As additional information becomes available, management will reassess its evaluation of the pending claims, lawsuits and other proceedings and revise its estimates. The loss contingencies provision amounts to $ 962.8 million and $ 839.9 million as of December 31, 2024 and 2023, respectively.

(4)Useful Lives and Impairment of Property, Plant and Equipment and Other Long-lived Assets

In determining useful lives, management considered, among others, the following factors: age, operating condition and level of usage and maintenance. Management conducted visual inspections for the purpose of (i) determining whether the current conditions of such assets are consistent with normal conditions of assets of similar age; (ii) confirming that the operating conditions and levels of usage of such assets are adequate and consistent with their design; (iii) establishing obsolescence levels and (iv) estimating life expectancy, all of which were used in determining useful lives. Management believes, however, that it is possible that the periods of economic utilization of property, plant and equipment may be different than the useful lives so determined. Furthermore, management believes that this accounting policy involves a critical accounting estimate because it is subject to change from period to period as a result of variations in economic conditions and business performance.

When assessing whether an impairment indicator may exist, the Company evaluates both internal and external sources of information, such as the following:
•whether significant changes with an adverse effect on the entity have taken place during the period, or will take place in the near future, in the technological, market, economic or legal environment in which the entity operates or in the market to which an asset is dedicated;
•whether market interest rates or other market rates of return on investments have increased during the period, and those increases are likely to affect the discount rate used in calculating an asset's value in use and decrease the asset's recoverable amount materially;
• whether the carrying amount of the net assets of the entity is more than its market capitalization;
• whether evidence is available of obsolescence or physical damage of an asset.
• whether significant changes with an adverse effect on the entity have taken place during the period, or are expected to take place in the near future, in the extent to which, or manner in which, an asset is used or is expected to be used. These changes include the asset becoming idle, plans to discontinue or restructure the operation to which an asset belongs, plans to dispose of an asset before the previously expected date, and reassessing the useful life of an asset as finite rather than indefinite; and
• whether evidence is available from internal reporting that indicates that the economic performance of an asset is, or will be, worse than expected.

(5) Post-employment obligation estimates

The Company estimates at each year-end the provision necessary to meet its post-employment obligations in accordance with the advice from independent actuaries. The calculation of post-employment and other employee obligations requires the application of various assumptions. The main assumptions for post-employment and other employee obligations include discount rates, compensation growth rates, pension growth rates and life expectancy. Changes in the assumptions could give rise to adjustments in the results and liabilities recorded and might have an impact on the post-employment and other employee obligations recognized in the future.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

4.    ACCOUNTING POLICIES (continued)

(6) Business combinations

The recognition of business combinations requires the excess of the purchase price of acquisitions over the net book value of assets acquired to be allocated to the assets and liabilities of the acquired entity. The Company makes judgments and estimates in relation to the fair value of assets acquired and liabilities assumed, including estimation of cash flow projections with significant assumptions related to revenue forecasts, EBITDA margins, capital expenditures, discount rate and estimation of loss probability for the contingencies assumed. If any unallocated portion is positive, it is recognized as goodwill, and if negative, it is recognized in the income statement. See further information in note 3.

(7) Taxation

At year end, the Company assesses the sufficiency of future taxable income to utilize the recognized deferred tax assets. The Company uses projections of future taxable income to assess the probability that the deferred tax assets will be realized. Management applied significant judgment in assessing the recoverability of deferred tax assets predicting historical profitability, projected future taxable profit, including assumptions related to revenue forecast and EBITDA margins.

(cc) General sustainability matters and climate change

Ternium subscribed to the United Nations Global Compact in October 2019 and has been reporting its contribution to the Sustainable Development Goals since then. The Company has established policies, procedures, and plans that cover various ESG topics, including climate change, environmental management, health and safety management, human resources management, community relations, supply chain management, and principles of behavior and corporate governance.

Climate Change

The Company has established a governance system to address climate change at various levels. The Vice-Chairman of the Board was appointed to report on the evolution of Ternium's climate change strategy to the Board of Directors on a quarterly basis. At the management level, a decarbonization committee, chaired by the CEO, periodically reviews performance indicators, progress on decarbonization projects, and updates on the context, such as regulatory changes, market shifts, and trends.

The Company has also incorporated climate-related risks into its risk management policy and reviews both transition risks and physical risks. For example, during 2021 and 2022, the Company engaged an external consultant to assess the exposure of its assets and provide a conclusion on the level of risk, considering the established preventive measures. The analysis examined exposure and vulnerability to five types of events: pluvial flooding, tropical cyclones, landslides, forest fires, and droughts. The analysis concluded that Ternium's facilities do not present significant risk, given the level of exposure and the mitigation measures implemented by the Company under the scenarios and time periods analyzed. Management assessed that there have been no changes since this analysis was performed.

In 2024, the Company updated its decarbonization target. The new target aims for a 15% reduction in the emission intensity rate per ton of hot-rolled steel equivalent by 2030, compared to a 2023 baseline. This target includes Scope 1, 2, and 3 (Categories 1 and 10) and is measured using the GHG Protocol methodology.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

4.    ACCOUNTING POLICIES (continued)

The Company’s strategy to achieve this 2030 reduction target includes prioritizing low-emission production technologies, increasing the use of renewable sources in the energy mix, improving industrial performance, executing energy efficiency initiatives, expanding carbon capture and usage capacity, and increasing the participation of scrap in the metallic mix. Since these projects take several years to execute and complete, the Company anticipates improvements in its intensity rate after 2025. The Company is also considering several initiatives to continue its journey after 2030, including the possibility of carbon storage, the use of biofuels, and hydrogen as reducing agents, as it aims for carbon neutrality, if and when economically and technologically feasible.

In general, the decarbonization of the steel industry will require significant long-term investments, conditioned by technological innovation, government regulations, capital availability for decarbonization projects, and cooperation within the value chain. Factors such as access to abundant and affordable clean energy, appropriate energy infrastructure, local and global regulations that ensure fair trade and carbon capture storage, access to sustainable finance for low-emission steel-making technologies, and changes in consumer behavior will be key to the development of solutions and outcomes in the coming decades.

Given that Ternium’s climate-change-related decarbonization plans span many years and are subject to significant uncertainty, as described above, they have not been included as part of the assumptions used to calculate future cash flows of the recoverable amount of the company’s CGUs, except for those plans that are already approved or in process. Estimates and assumptions related to the impairment test for long-lived assets and goodwill, useful lives of assets, capital and research and development expenditures, inventory valuation, recovery of deferred tax assets and provisions, and contingent liabilities are based on available information and government regulations in place as of December 31, 2024, as well as the companies already approved or in-process investment plans.

Environmental Management

Given the strong relationship between industrial activity and environmental performance, the Company unified the areas of environment and health and safety in 2021. Currently, these topics fall under the responsibility of the Chief Environment, Health, and Safety Officer, appointed in 2023. Environmental performance is analyzed monthly in Environmental, Health, and Safety meetings with executive officers. Furthermore, environmental issues are included in regular meetings on industrial and business performance reviews held both locally and at a corporate level. Finally, the Board of Directors is informed of events related to environmental issues that could impact nearby communities or Ternium’s reputation and operations. In 2023, Ternium's CEO approved an update to Ternium’s environmental and energy policy, which provides the framework to which the entire company is expected to adhere. The main updates were: inclusion of a decarbonization roadmap and the ambition of achieving carbon neutrality, subject to technological feasibility and market conditions; introduction of the concept of the circular economy, expanding the scope of efficient use of natural resources; specific mention of minimizing air emissions at the sites where we operate, optimizing water use, and maximizing its reuse; inclusion of biodiversity protection in the areas where we operate and compensation for impacts; application of a life cycle perspective and risk management in our continuous improvement processes; and encouragement of purchasing sustainable and energy-efficient products, technologies, and services.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

4.    ACCOUNTING POLICIES (continued)

Health and Safety Management

Health and safety incidents undergo monthly reviews at the local level and at the corporate level. The Board of Directors receives quarterly reports on recent events and the progress of the Health and Safety Strategy, alongside the quarterly financial results.

The Company has local EHS teams, hygiene and medical departments. In 2023, the Company strengthened its health and safety management organization by appointing a Chief Environment, Health and Safety (EHS) Officer. The responsibility for ensuring the occupational safety of all individuals within their assigned areas falls on the local managers of every production unit.

Workforce management

People’s management is structured at both local and corporate levels. The local Human Resources teams oversee general working conditions, such as working hours, leave policies, payroll processing, and union relations, which are closely tied to labor regulations. These matters are presented to Regional Presidents and Industrial Directors as necessary.

Compensation policies and procedures, including employee benefits and mobility schemes, are established at the corporate level. Annually, they undergo review in a dedicated meeting attended by the Global Compensation & HR Shared Service Senior Director and team, alongside the Chief Human Resources Officer and the CEO.

Furthermore, as part of the annual performance review process, career committees convene within each division to analyze performance and succession planning. This process is scaled up until a uniform curve and a general plan is developed for the entire company.

Topics related to work-life balance, diversity and inclusion, employee training, as well as talent attraction and retention, fall under the oversight of the Vice President of Global Talent Management. Subsequently, proposals are presented to the Chief Human Resources Officer and the CEO for approval.

Ternium's community programs are developed in collaboration with the Techint Group, aiming to create an international network of support and development across all affiliated companies. Within Ternium there are regional Community Relations teams responsible for implementing community programs in their respective regions and leading the relationship with the community stakeholders.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

5.    SEGMENT INFORMATION
As of March 31, 2024, following the acquisition of an additional participation in Usiminas on July 3, 2023, the Chief Operating Decision Maker ("CODM") performed a review of the new business structure to decide on the allocation of resources and the assessment of performance, and decided to organize the Company in two operating segments: Steel and Mining.
The Steel segment includes the sales of steel products done by the Company's subsidiaries, which comprises mainly slabs, heavy plates, hot and cold rolled products, coated products, stamped steel parts for the automotive industry, roll-formed and tubular products, billets, bars and other products, including sales of energy.
The Mining segment includes the sales of mining products, done by the Company’s subsidiaries, mainly iron ore and pellets, and comprises the mining activities of Las Encinas, an iron ore mining company in which Ternium holds a 100% equity interest, the 50% of the operations and results performed by Peña Colorada, another iron ore mining company in which Ternium maintains that same percentage over its equity interest, and the mining activities of Mineraçao Usiminas, an iron ore mining company in which Usiminas holds a 70% equity interest.
Ternium’s Chief Executive Officer (“CEO”) functions as the CODM. The various geographic regions operate as an integrated steel producer. The CEO allocates resources and assesses performance of the Steel Segment as an integrated business and does the same with the Mining Segment. The CEO uses “Operating income – Management view” as per the below table as the key performance measure which differs from operating income determined in accordance with IFRS principally as follows:

•The use of direct cost methodology to calculate the inventories, while under IFRS is at full cost, including absorption of production overheads and depreciation.
•The use of costs based on previously internally defined cost estimates, while, under IFRS, costs are calculated at historical cost (with the FIFO method).
•In the case of Usiminas, the use of costs based in the weighted average cost, while, under IFRS, costs are calculated under the FIFO method.
•Other differences related to other operating income and expenses.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

5.    SEGMENT INFORMATION (continued)

	Year ended December 31, 2024
	Steel	Mining	Inter-segment eliminations	Total

Operating income - Management view	1,559,938	(165,862)	5,844	1,399,920
Reconciliation:
Differences in Cost of sales				(190,243)
Differences in Other operating income (expense), net				53,634

Operating income - Under IFRS				1,263,311

Financial income (expense), net				(194,214)
Equity in earnings (losses) of non-consolidated companies				69,108
Provision for ongoing litigation related to the acquisition of a participation in Usiminas				(410,200)

Income before income tax expense - IFRS				728,005

Net sales from external customers	17,220,220	428,840	—	17,649,060
Net sales from transactions with other operating segments of the same entity	—	629,940	(629,940)	—
Depreciation and amortization	(551,621)	(191,656)	—	(743,277)

	Year ended December 31, 2023
	Steel	Mining	Inter-segment eliminations	Total

Operating income - Management view	2,390,546	16,091	(2,463)	2,404,174
Reconciliation:
Differences in Cost of sales				(206,160)

Operating income - Under IFRS				2,198,014

Financial income (expense), net				123,454
Equity in earnings (losses) of non-consolidated companies				105,305
Effect related to the increase of the participation in Usiminas				(171,045)
Recycling of other comprehensive income related to Usiminas				(934,946)

Income before income tax expense - IFRS				1,320,782

Net sales from external customers	17,280,993	329,099	—	17,610,092
Net sales from transactions with other operating segments of the same entity	—	546,038	(546,038)	—
Depreciation and amortization	(542,295)	(115,397)	—	(657,692)

	Year ended December 31, 2022
	Steel	Mining	Inter-segment eliminations	Total

Operating income - Management view	2,556,949	3,716	10,500	2,571,165
Reconciliation:
Differences in Cost of sales				128,354

Operating income - Under IFRS				2,699,519

Financial income (expense), net				(70,133)
Equity in earnings (losses) of non-consolidated companies				37,114

Income before income tax expense - IFRS				2,666,500

Net sales from external customers	16,414,334	132	—	16,414,466
Net sales from transactions with other operating segments of the same entity	—	410,636	(410,636)	—
Depreciation and amortization	(523,818)	(92,674)	—	(616,492)
Information on segment assets is not disclosed as it is not reviewed by the CEO.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

5.    SEGMENT INFORMATION (continued)
GEOGRAPHICAL INFORMATION
The Company had no revenues attributable to the Company’s country of incorporation (Luxembourg) in 2024, 2023 and 2022.

For purposes of reporting geographical information, net sales are allocated based on the customer’s location. Allocation of depreciation and amortization is based on the geographical location of the underlying assets.

	Year ended December 31, 2024
	Mexico	Southern region	Brazil	Other markets	Total

Net sales	8,701,272	2,415,303	4,280,784	2,251,701	17,649,060

Non-current assets (2)	5,625,883	1,085,913	2,382,168	309,302	9,403,266

	Year ended December 31, 2023
	Mexico	Southern region	Brazil	Other markets	Total

Net sales	9,419,873	3,588,651	2,518,764	2,082,804	17,610,092

Non-current assets (2)	4,965,628	878,642	2,474,178	315,287	8,633,735

	Year ended December 31, 2022
	Mexico	Southern region	Brazil (1)	Other markets	Total

Net sales	8,949,104	3,853,390	743,713	2,868,259	16,414,466

Non-current assets (2)	4,769,161	859,351	1,265,013	312,771	7,206,296
(1)The non-current assets value includes the impact of the impairment charge of $ 99.0 million recognized in the Brazil CGU.
(2) Includes Property, plant and equipment and Intangible assets.

REVENUES BY PRODUCT

	Year ended December 31,
	2024	2023	2022

Slabs	102,723	177,240	640,231
Hot rolled (1)	7,633,699	7,913,232	6,991,466
Cold rolled	2,623,498	2,379,499	1,951,702
Coated (2)	5,889,062	5,708,328	5,704,765
Roll-formed and tubular (3)	620,993	789,255	660,830
Billets, round bars and others	21,565	45,351	142,511
Other products (4)	757,520	597,187	322,961

TOTAL SALES	17,649,060	17,610,092	16,414,466
(1) Hot rolled includes hot rolled flat products, merchant bars, reinforcing bars, stirrups and rods.
(2) Coated includes tin plate and galvanized products.
(3) Roll-formed and tubular includes pre-engineered metal building systems, tubes, beams, insulated panels, roofing and cladding, roof tiles and steel decks.
(4) Other products include mainly sales of energy and pig iron.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

6.    COST OF SALES

	Year ended December 31,
	2024	2023	2022

Inventories at the beginning of the year	4,948,376	3,470,215	3,908,305
Acquisition of business (Note 3)	—	1,707,311	—
Translation differences	(298,816)	(22,514)	—

Plus: Charges for the year
Raw materials and consumables used and other movements	11,753,018	11,193,050	9,773,523
Services and fees	304,159	250,333	183,003
Labor cost	1,084,009	940,411	862,593
Depreciation of property, plant and equipment	589,309	556,630	532,160
Amortization of intangible assets	86,852	47,374	43,947
Maintenance expenses	950,939	825,809	612,928
Office expenses	18,203	14,873	10,295
Insurance	36,014	24,867	15,184
Change of obsolescence allowance	10,969	4,707	20,804
Valuation allowance	—	(15,333)	15,333
Recovery from sales of scrap and by-products	(29,851)	(37,186)	(42,000)
Others	57,554	38,567	21,422

Less: Inventories at the end of the year	(4,750,511)	(4,948,376)	(3,470,215)

Cost of Sales	14,760,224	14,050,737	12,487,282

7.    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2024	2023	2022

Services and fees (1)	106,272	91,853	73,401
Labor cost	382,392	355,967	299,139
Depreciation of property, plant and equipment	23,915	16,562	13,990
Amortization of intangible assets	43,201	37,126	26,395
Maintenance and expenses	12,312	10,340	8,311
Taxes	149,256	164,935	170,216
Office expenses	86,016	72,426	41,921
Freight and transportation	812,694	681,416	499,127
Increase (decrease) of allowance for doubtful accounts	5,566	12,528	114
Others	29,135	28,525	11,032

Selling, general and administrative expenses	1,650,759	1,471,678	1,143,646

(1) For the year ended December 31, 2024, it includes fees accrued for professional services rendered by PwC to Ternium S.A. and its subsidiaries that amounted to $ 4,411, including $ 3,954 for audit services, $ 338 for audit-related services, and $ 119 for all other services.
For the year ended December 31, 2023, it includes fees accrued for professional services rendered by PwC to Ternium S.A. and its subsidiaries that amounted to $ 5,340, including $ 4,783 for audit services, $ 268 for audit-related services, $ 8 for tax services, and $ 281 for all other services.
For the year ended December 31, 2022, it includes fees accrued for professional services rendered by PwC to Ternium S.A. and its subsidiaries that amounted to $ 3,991, including $ 3,681 for audit services, $ 272 for audit-related services and $ 38 for all other services..

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

8.    LABOR COSTS (Included Cost of sales and Selling, General and Administrative expenses)

	Year ended December 31,
	2024	2023	2022

Wages, salaries and social security costs	1,377,006	1,216,566	1,093,105
Termination benefits	28,396	23,189	22,246
Post-employment benefits (Note 21 (i))	60,999	56,623	46,381

Labor costs	1,466,401	1,296,378	1,161,732
As of December 31, 2024, 2023 and 2022, the number of employees was 33,949, 34,458, and 20,510, respectively.

9.     OTHER OPERATING INCOME (EXPENSES), NET

	Year ended December 31,
	2024	2023	2022

Results of sundry assets	8,867	8,165	8,177
Gain from the agreement related to the post-retirement benefits from Usiminas	—	108,696	—
Provision for legal claims and other matters (Note 19 and 25 (i) and (ii))	60,469	59,649	1,069
Other operating income (1)	—	—	5,735

Other operating income	69,336	176,510	14,981

Impairment charge (2)	(32,435)	(42,316)	(99,000)
Other operating expense (1)	(11,667)	(23,857)	—

Other operating expense	(44,102)	(66,173)	(99,000)

Other operating income (expenses), net	25,234	110,337	(84,019)
(1) For the year ended December 31, 2023, it includes the value update of certain tax liabilities in Usiminas of $10,000.
(2) For the years ended December 31, 2024 and 2023, see note 4(e)(2). For the year ended December 31, 2022, see note 4(f).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

10.    OTHER FINANCIAL INCOME (EXPENSES), NET

	Year ended December 31,
	2024	2023	2022

Interest expense	(196,175)	(125,376)	(46,737)

Finance expense	(196,175)	(125,376)	(46,737)

Interest income	297,820	255,009	75,145

Finance income	297,820	255,009	75,145

Net foreign exchange gain (loss)	(104,024)	98,037	(163,740)
Change in fair value of financial assets	(145,768)	1,899	78,309
Derivative contract results	12,329	(60,183)	(2,132)
Others	(58,396)	(45,932)	(10,978)

Other financial income (expenses), net	(295,859)	(6,179)	(98,541)

11.    INCOME TAX EXPENSE
Income tax expense for each of the years presented is as follows:

	Year ended December 31,
	2024	2023	2022

Current tax
Current tax	(322,832)	(578,902)	(671,016)
Recovery of income tax	—	13,429	—

Deferred tax (Note 20)
Deferred tax	(256,830)	102,431	80,692
Recognition of previously unrecognized deferred tax assets (1)	25,438	128,634	—
Recovery of income tax	—	—	16,596

Income tax expense	(554,224)	(334,408)	(573,728)
(1) For 2024 and 2023, it includes the recognition of previously unrecognized tax losses and temporary differences in Ternium Investments S.à r.l. and Ternium Brasil Ltda, respectively.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
11.    INCOME TAX EXPENSE (continued)
Income tax expense for the years ended December 31, 2024, 2023 and 2022 differed from the amount computed by applying the statutory income tax rate in force in each country in which the company operates to pre-tax income as a result of the following:

	Year ended December 31,
	2024	2023	2022

Income before income tax	728,005	1,320,782	2,666,500

Income tax expense at statutory tax rate	(327,243)	(643,686)	(785,888)
Non taxable income	—	39,755	—
Non deductible expenses	(5,793)	—	(45,862)
Current tax expense related to Pillar II	(21,436)	—	—
Effect of currency translation on tax base (1)	(170,078)	180,582	241,426
Recognition of previously unrecognized deferred tax assets	25,438	128,634	—
Provision for tax losses	(55,112)	(53,122)	—
Recovery of income tax	—	13,429	16,596
Income tax expense	(554,224)	(334,408)	(573,728)
(1) Ternium applies the liability method to recognize deferred income tax on temporary differences between the tax bases of assets and their carrying amounts in the financial statements. By application of this method, Ternium recognizes gains and losses on deferred income tax due to the effect of the change in the value on the tax basis in subsidiaries, which have a functional currency different to their local currency, mainly Mexico, Brazil and Argentina.
Tax rates used to perform the reconciliation between tax expense (income) and accounting profit are those in effect at each relevant date or period in each applicable jurisdiction.
In December 2021, the Organization for Economic Co-operation and Development (“OECD”) released the Pillar Two model rules (the Global Anti-Base Erosion rules, or “GloBE”) to reform international corporate taxation. Following Pillar Two OECD’s initiative, the European Union adopted in December 2022 a directive to impose a global minimum taxation for multinational companies in the Union, to be effective as from 2024.
In May 2023, the IASB made narrow-scope amendments to IAS 12 setting an exception that provides relief from the requirement to recognize and disclose deferred taxes arising from enacted or substantively enacted tax laws that implement the Pillar Two model rules, including tax laws that implement qualified domestic minimum top-up taxes as per described in those rules.
On December 20, 2023, the Luxembourg Parliament approved the Pillar Two law transposing the EU Pillar Two Directive into domestic legislation. The law enters into force as from fiscal years starting on or after December 31, 2023.

The Company is within the scope of the rules, and therefore will be required to calculate its GloBE effective tax rate for each jurisdiction where it operates and will be liable to pay a top-up tax for the difference between its GloBE effective tax rate per jurisdiction and the 15% minimum rate, as from 2024.

The Company applies the exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes, as provided in the amendments to IAS 12 issued in May 2023.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
12.    PROPERTY, PLANT AND EQUIPMENT, NET

(1) Property, plant and equipment,net

	Year ended December 31, 2024
	Land	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts	Right-of-use assets	Total
Values at the beginning of the year
Cost	774,052	4,407,345	8,514,780	344,859	1,121,004	202,923	438,596	15,803,559
Accumulated depreciation	—	(2,162,192)	(5,462,979)	(270,954)	—	(31,271)	(238,476)	(8,165,872)

Net book value as of January 1, 2024	774,052	2,245,153	3,051,801	73,905	1,121,004	171,652	200,120	7,637,687

Opening net book value	774,052	2,245,153	3,051,801	73,905	1,121,004	171,652	200,120	7,637,687
Translation differences	(21,382)	(41,246)	(135,103)	(4,142)	(65,626)	(5,081)	(2,631)	(275,211)
Additions (1)	24,619	22,373	19,222	1,706	1,527,992	44,307	13,850	1,654,069
Disposals / Consumptions	—	(2,604)	—	(970)	(2,366)	(32,342)	(2,658)	(40,940)
Indexation	—	—	—	—	—	—	21,626	21,626
Transfers	3,390	475,523	404,380	45,558	(932,037)	943	(609)	(2,852)
Depreciation charge	—	(179,100)	(354,490)	(27,005)	—	(111)	(52,518)	(613,224)

Closing net book value	780,679	2,520,099	2,985,810	89,052	1,648,967	179,368	177,180	8,381,155
Values at the end of the year
Cost	780,679	4,824,531	8,783,691	371,532	1,648,967	210,643	371,560	16,991,603
Accumulated depreciation	—	(2,304,432)	(5,797,881)	(282,480)	—	(31,275)	(194,380)	(8,610,448)
Net book value as of December 31, 2024	780,679	2,520,099	2,985,810	89,052	1,648,967	179,368	177,180	8,381,155
(1) It includes $ 966 million related to additions of Property, plant and equipment in Mexico, mainly in connection with the investment plant in the Pesquería facilities.

	Year ended December 31, 2023
	Land	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts	Right-of-use assets	Total
Values at the beginning of the year
Cost	607,971	4,091,108	7,744,607	309,469	547,102	173,731	395,620	13,869,608
Accumulated depreciation	—	(2,012,992)	(5,123,790)	(254,599)	—	(30,864)	(185,476)	(7,607,721)

Net book value as of January 1, 2023	607,971	2,078,116	2,620,817	54,870	547,102	142,867	210,144	6,261,887

Opening net book value	607,971	2,078,116	2,620,817	54,870	547,102	142,867	210,144	6,261,887
Translation differences	(41)	358	1,810	53	(790)	(183)	(869)	338
Acquisition of business (note 3)	93,842	170,609	407,931	10,880	173,100	27,986	20,432	904,780
Additions	70,415	5,333	24,861	2,903	921,175	37,437	16,061	1,078,185
Disposals / Consumptions	(2,314)	(409)	(388)	(952)	(1,861)	(35,792)	(104)	(41,820)
Indexation	—	—	—	—	—	—	10,626	10,626
Transfers	4,179	139,552	343,301	27,825	(517,722)	(252)	—	(3,117)
Depreciation charge	—	(148,406)	(346,531)	(21,674)	—	(411)	(56,170)	(573,192)

Closing net book value	774,052	2,245,153	3,051,801	73,905	1,121,004	171,652	200,120	7,637,687

Values at the end of the year
Cost	774,052	4,407,345	8,514,780	344,859	1,121,004	202,923	438,596	15,803,559
Accumulated depreciation	—	(2,162,192)	(5,462,979)	(270,954)	—	(31,271)	(238,476)	(8,165,872)

Net book value as of December 31, 2023	774,052	2,245,153	3,051,801	73,905	1,121,004	171,652	200,120	7,637,687

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
12.    PROPERTY, PLANT AND EQUIPMENT, NET (continued)
(2) Right-of-use assets

	Right-of-use assets
	Land	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Total
Values at the beginning of the year
Cost	376	281,250	156,614	355	438,595
Accumulated depreciation	(29)	(152,288)	(85,999)	(159)	(238,475)

Net book value as of January 1, 2024	347	128,962	70,615	196	200,120

Opening net book value	347	128,962	70,615	196	200,120
Translation differences	—	186	(2,800)	(17)	(2,631)
Additions	—	12,411	1,439	—	13,850
Disposal/Derecognition	—	(144)	(2,514)	—	(2,658)
Transfers	—	—	(609)	—	(609)
Indexation	194	14,429	7,003	—	21,626
Depreciation charge	(16)	(34,532)	(17,837)	(133)	(52,518)

Closing net book value	525	121,312	55,297	46	177,180

Values at the end of the year
Cost	570	258,797	112,060	134	371,561
Accumulated depreciation	(45)	(137,485)	(56,763)	(88)	(194,381)

Net book value as of December 31, 2024	525	121,312	55,297	46	177,180

	Right-of-use assets
	Land	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Total
Values at the beginning of the year
Cost	1,339	266,330	127,765	187	395,621
Accumulated depreciation	(4)	(118,709)	(66,639)	(125)	(185,477)

Net book value as of January 1, 2023	1,335	147,621	61,126	62	210,144

Opening net book value	1,335	147,621	61,126	62	210,144
Translation differences	—	(790)	(79)	—	(869)
Acquisition of business (note 3)	—	3,894	16,433	105	20,432
Additions	—	3,716	12,304	41	16,061
Disposal/Derecognition	—	(85)	(19)	—	(104)
Indexation	(962)	9,784	1,704	100	10,626
Depreciation charge	(26)	(35,178)	(20,854)	(112)	(56,170)

Closing net book value	347	128,962	70,615	196	200,120

Values at the end of the year
Cost	376	281,250	156,614	355	438,595
Accumulated depreciation	(29)	(152,288)	(85,999)	(159)	(238,475)

Net book value as of December 31, 2023	347	128,962	70,615	196	200,120
The cost related to variable-lease payments that do not depend on an index or rate amounted to $ 20.3 million for the year ended December 31, 2024 ($ 19.1 million and $ 14.5 million for the year ended December 31, 2023 and 2022, respectively). The expenses related to leases for which the Company applied the practical expedient described in paragraph 5 (a) of IFRS 16 (leases with contract term of less than 12 months) amounted to $ 2.1 million for the year ended December 31, 2024 ($ 2.8 million and $ 1.9 million for the year ended December 31, 2023 and 2022, respectively).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
13.    INTANGIBLE ASSETS, NET

	Year ended December 31, 2024
	Information system projects	Mining assets	Exploration and evaluation costs	Customer relationships and other contractual rights	Trademarks	Goodwill	Total
Values at the beginning of the year
Cost	563,120	403,875	14,639	298,134	73,935	662,307	2,016,010
Accumulated amortization	(381,622)	(275,533)	—	(288,872)	(73,935)	—	(1,019,962)

Net book value as of January 1, 2024	181,498	128,342	14,639	9,262	—	662,307	996,048

Opening net book value	181,498	128,342	14,639	9,262	—	662,307	996,048
Translation differences	(8,810)	—	—	—	—	—	(8,810)
Additions	100,345	62,303	37,443	—	—	—	200,091
Disposals / Consumptions	(2,216)	(2,000)	—	(36)	—	—	(4,252)
Impairment charge (note 4 (e)(2))	—	(32,435)	—	—	—	—	(32,435)
Transfers	1,463	35,355	(35,296)	—	—	—	1,522
Amortization charge	(48,297)	(81,436)	—	(320)	—	—	(130,053)

Closing net book value	223,983	110,129	16,786	8,906	—	662,307	1,022,111

Values at the end of the year
Cost	651,838	466,817	16,786	298,098	73,935	662,307	2,169,781
Accumulated amortization	(427,855)	(356,688)	—	(289,192)	(73,935)	—	(1,147,670)

Net book value as of December 31, 2024	223,983	110,129	16,786	8,906	—	662,307	1,022,111

	Year ended December 31, 2023
	Information system projects	Mining assets	Exploration and evaluation costs	Customer relationships and other contractual rights	Trademarks	Goodwill	Total
Values at the beginning of the year
Cost	460,434	358,767	29,360	297,427	73,935	662,307	1,882,230
Accumulated amortization	(348,260)	(227,098)	—	(288,528)	(73,935)	—	(937,821)

Net book value as of January 1, 2023	112,174	131,669	29,360	8,899	—	662,307	944,409

Opening net book value	112,174	131,669	29,360	8,899	—	662,307	944,409
Translation differences	(227)	—	—	—	—	—	(227)
Acquisition of business (note 3)	34,451	—	—	—	—	—	34,451
Additions	67,754	32,407	40,333	726	—	—	141,220
Disposals / Consumptions	(113)	—	—	(19)	—	—	(132)
Impairment charge (note 4 (e)(2))	—	(42,316)	—	—	—	—	(42,316)
Transfers	3,181	55,016	(55,054)	—	—	—	3,143
Amortization charge	(35,722)	(48,434)	—	(344)	—	—	(84,500)

Closing net book value	181,498	128,342	14,639	9,262	—	662,307	996,048

Values at the end of the year
Cost	563,120	403,875	14,639	298,134	73,935	662,307	2,016,010
Accumulated amortization	(381,622)	(275,533)	—	(288,872)	(73,935)	—	(1,019,962)

Net book value as of December 31, 2023	181,498	128,342	14,639	9,262	—	662,307	996,048
The Company has not registered any impairment charges in connection with Goodwill (see notes 4 (f) and (bb)(1) and (4)).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
14.    INVESTMENTS IN NON-CONSOLIDATED COMPANIES

	As of December 31,
	2024	2023

At the beginning of the year	517,265	821,571

Acquisition of business (note 3)	—	400,037
Derecognition related to the increase of the participation in Usiminas	—	(771,995)
Equity in earnings of non-consolidated companies	69,108	105,305
Other comprehensive income and other effects	(90,795)	(2,812)
Dividends from non-consolidated companies (1)	(27,062)	(34,841)

At the end of the year	468,516	517,265

(1) Mainly related to dividends from Unigal Usiminas Ltda. and MRS Logística S.A.
The principal investments in non-consolidated companies, all of which are unlisted, are:

	Country of incorporation	Main activity	Voting rights at		Value at

			December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

Techgen S.A. de C.V.	Mexico	Provision of electric power	48.00%	48.00%	130,433	116,849
Unigal Usiminas Ltda.	Brazil	Manufacturing and selling of steel products	70.00%	70.00%	98,280	124,064
MRS Logística S.A	Brazil	Logistical services	11.48%	11.41%	203,778	235,268
Other non-consolidated companies (1)					36,025	41,084

					468,516	517,265
(1) It includes the investments held in Finma S.A.I.F., Recrotek S.R.L. de C.V., Gas Industrial de Monterrey S.A. de C.V., Modal Terminal de Graneis Ltda., Usiroll – Usiminas Court Tecnologia em Acabamento Superficial Ltda, Codeme Engenharia S.A, Terminal de Cargas Paraopeba Ltda., Terminal de Cargas Sarzedo Ltda., and Metalcentro Ltda.
(a) Techgen S.A. de C.V.
Techgen is a Mexican natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico. The company started producing energy on December 1, 2016 and is fully operational. As of February 2017, Ternium, Tenaris, and Tecpetrol International S.A. (a wholly-owned subsidiary of San Faustin S.A., the controlling shareholder of both Ternium and Tenaris) completed their investments in Techgen. Techgen is currently owned 48% by Ternium, 30% by Tecpetrol and 22% by Tenaris. Ternium and Tenaris also agreed to enter into power supply and transportation agreements with Techgen, pursuant to which Ternium and Tenaris will contract 78% and 22%, respectively, of Techgen’s power capacity of 900 megawatts.

Techgen stated in its unaudited annual accounts, prepared in accordance with IFRS Accounting Standards (International Financial Reporting Standards), as of and for the year ended December 31, 2024, that revenues amounted to $ 253 million ($ 444 million as of December 31, 2023), net profit from continuing operations to $ 27 million ($ 55 million as of December 31, 2023), non-current assets to $ 692 million ($ 766 million as of December 31, 2023), current assets to $ 104 million ($ 175 million as of December 31, 2023), non-current liabilities to $ 415 million ($ 466 million as of December 31, 2023), current liabilities to $ 109 million ($ 232 million as of December 31, 2023) and shareholders’ equity to $ 272 million ($ 243 million as of December 31, 2023).

During 2017 and 2016, Techgen’s shareholders made additional investments in Techgen, in the form of subordinated loans, which in the case of Ternium amounted to $ 148.4 million as of December 31, 2024, and which are due in June 2026.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
14.    INVESTMENTS IN NON-CONSOLIDATED COMPANIES (continued)
On February 2019, Techgen S.A. de C.V. entered into syndicated loan agreement with HSBC Mexico, Natixis, Credit Agricole, BNP, Santander, Intesa SP and Norinchukin (the “Syndicated Loan”), according to the following terms: (i) Libor + 170 bps; (ii) maturity on February 13, 2026; (iii) average life 4,30 years; and (iv) guaranteed by: assets, shares, a debt service reserve account - which represents 10% of the outstanding amount- and the fix capacity charge cash-flow.

On August 5, 2021, Ternium Investments completed the purchase of a participation in this Syndicated Loan for an amount of $ 68 million. As of December 31, 2024, the outstanding syndicated loan amount was of $ 188 million and Ternium Investments’ participation was of $ 39 million.

For commitments from Ternium in connection with Techgen, see note 25.

(b) Unigal Usiminas Ltda.

Unigal is a Brazilian joint venture with a plant located in Ipatinga, Minas Gerais, between Usiminas and Nippon Steel Corporation, which hold 70% and 30% ownership interest, respectively. The main activity of this joint venture is the transformation of cold-rolled coils, provided only by Usiminas, into hot-dipped galvanized coils. The plant has a galvanizing production capacity of 1,030 million tons per year. The control of Unigal is shared between the partners, as provided for in the shareholders’ agreement.

Unigal stated in its unaudited annual accounts, prepared in accordance with IFRS Accounting Standards (International Financial Reporting Standards), as of and for the year ended December 31, 2024, that revenues amounted to $ 68 million ($37 million for the six-month period ended December 31, 2023), net profit from continuing operations to $ 28 million ($ 17 million for the six-month period ended December 31, 2023), non-current assets to $ 126 million ($ 163 million as of December 31, 2023), current assets to $ 35 million ($ 40 million as of December 31, 2023), non-current liabilities to $ 38 million ($ 48 million as of December 31, 2023), current liabilities to $ 9 million ($ 11 million as of December 31, 2023) and shareholders’ equity to $ 114 million ($143 million as of December 31, 2023).

(c) MRS Logística S.A.

MRS Logística is a Brazilian railway cargo operator and logistics services provider that manages a 1,634 km network in the states of Minas Gerais, Rio de Janeiro and São Paulo, a region that concentrates about half of the Brazilian GDP. Usiminas holds a 11.48% ownership interest, along with CSN (18.6%), Congonhas Minérios (18.6%), Vale (10.9%), Gerdau (1.3%) and a wide group of small investors (6.5%). These companies, through a shareholders’ agreement, constitute, through representatives, the Board of Directors, which is responsible, among other duties, for this company’s overall strategic direction, for the decision on most significant investments and for the health and longevity of the organization.

MRS Logística stated in its unaudited annual accounts, prepared in accordance with IFRS Accounting Standards (International Financial Reporting Standards), as of and for the year ended December 31, 2024, that revenues amounted to $ 1,304 million ($ 727 million for the six-month period ended December 31, 2023), net profit from continuing operations to $ 263 million ($ 148 million for the six-month period ended December 31, 2023), non-current assets to $ 2,461 million ($ 2,779 million as of December 31, 2023), current assets to $ 868 million ($ 954 million as of December 31, 2023), non-current liabilities to $ 1,576 million ($ 1,709 million as of December 31, 2023), current liabilities to $ 547 million ($ 704 million as of December 31, 2023) and shareholders’ equity to $ 1,206 million ($1,320 million as of December 31, 2023).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
15.    RECEIVABLES, NET – NON CURRENT AND CURRENT

	As of December 31,
	2024	2023

Receivables with related parties (Notes 26 and 14 (a))	147,285	135,124
Employee advances and loans	25,299	28,812
Advances to suppliers for the purchase of property, plant and equipment	218,503	181,962
Advances to suppliers for the purchase of property, plant and equipment with related parties (Note 26)	131,365	123,599
Other tax credits	237,530	356,687
Judicial deposits and other receivables	165,667	178,602
Others	35,649	68,459

Receivables, net – Non-current	961,298	1,073,245
The carrying value of these receivables approximates the fair value.

	As of December 31,
	2024	2023

Value added tax	491,981	508,318
Income tax credits	129,713	486,470
Other tax credits	151,965	41,909
Employee advances and loans	9,049	12,592
Advances to suppliers	40,593	39,288
Advances to suppliers with related parties (Note 26)	2,844	3,166
Expenses paid in advance	33,235	28,207
Government tax refunds on exports	2,486	4,120
Receivables with related parties (Note 26)	13,389	11,387
Others	27,184	37,407

Receivables, net – Current	902,439	1,172,864

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
16.    TRADE RECEIVABLES, NET - NON CURRENT AND CURRENT

	As of December 31,
	2024	2023

Trade receivables	4,545	6,430
Allowance for doubtful accounts (Note 19)	(4,545)	(6,430)

Trade receivables, net – Non-current	—	—

Current accounts	1,586,615	2,092,361
Trade receivables with related parties (Note 26)	23,251	26,183
Allowance for doubtful accounts (Note 19)	(47,808)	(53,045)

Trade receivables, net - Current	1,562,058	2,065,499

	Trade receivables, net as of December 31, 2024
	Total	Fully performing	Past due

Guaranteed	604,467	570,821	33,646
Not guaranteed	1,009,944	944,236	65,708

Trade receivables	1,614,411	1,515,057	99,354

Allowance for doubtful accounts (Note 19)	(52,353)	—	(52,353)

Trade receivables, net	1,562,058	1,515,057	47,001

	Trade receivables, net as of December 31, 2023
	Total	Fully performing	Past due

Guaranteed	697,001	664,698	32,303
Not guaranteed	1,427,973	1,246,206	181,767

Trade receivables	2,124,974	1,910,904	214,070

Allowance for doubtful accounts (Note 19)	(59,475)	—	(59,475)

Trade receivables, net	2,065,499	1,910,904	154,595

17.    INVENTORIES, NET

	As of December 31,
	2024	2023

Raw materials, materials and spare parts	1,340,641	1,409,316
Goods in process	2,158,745	2,312,068
Finished goods	837,118	947,768
Goods in transit	536,159	479,248
Obsolescence allowance (Note 19)	(122,152)	(200,024)

Inventories, net	4,750,511	4,948,376

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

18.    CASH, CASH EQUIVALENTS AND OTHER INVESTMENTS, NON-CURRENT AND CURRENT

	As of December 31,
	2024	2023

(i) Other investments
Investments in debt instruments and other	22,823	210,774
Other investments	156	156

Other investments, net – Non-current	22,979	210,930

	As of December 31,
	2024	2023

(i) Other investments
Other deposits with maturity of more than three months	2,160,051	1,975,646

Other investments - Current	2,160,051	1,975,646

(ii) Cash and cash equivalents
Cash and banks	456,385	492,684
Restricted cash	2,746	3,129
Short-term bank deposits	413,965	478,778
Other deposits with maturity of less than three months	818,167	871,422

Cash and cash equivalents	1,691,263	1,846,013

19.    ALLOWANCES AND PROVISIONS - NON CURRENT AND CURRENT

Provisions and allowances - Non current	Deducted from assets	Liabilities	Liabilities
	Allowance for doubtful accounts	Legal claims and other matters	Asset retirement obligation

Year ended December 31, 2024

Values at the beginning of the year	6,430	839,921	104,455
Translation differences	(1,387)	(163,514)	(13,546)
Additions	—	32,176	14,597
Reversals	(34)	(92,645)	(1,900)
Transfers	—	—	(23,063)
Uses	(464)	(63,338)	—

As of December 31, 2024	4,545	552,600	80,543

Year ended December 31, 2023

Values at the beginning of the year	—	81,422	38,104
Translation differences	75	(4,108)	7,558
Acquisition of business (note 3)	6,663	856,153	58,127
Additions	—	37,112	828
Reversals	(308)	(96,761)	(162)
Uses	—	(33,897)	—

As of December 31, 2023	6,430	839,921	104,455

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
19.    ALLOWANCES AND PROVISIONS - NON CURRENT AND CURRENT (continued)

Provisions and allowances - Current	Deducted from assets		Liabilities
	Allowance for doubtful accounts	Obsolescence allowance	Asset retirement obligation	Provision for ongoing litigation related to the acquisition of a participation in Usiminas

Year ended December 31, 2024

Values at the beginning of the year	53,045	200,024	7,332	—
Translation differences	(6,835)	(18,436)	(7,101)	—
Additions	9,089	57,550	12,294	813,988
Reversals	(3,489)	(46,581)	(17,770)	(403,788)
Transfers	—	—	23,063	—
Uses	(4,002)	(70,405)	—	—

As of December 31, 2024	47,808	122,152	17,818	410,200

Year ended December 31, 2023

Values at the beginning of the year	9,870	79,063	3,304	—
Translation differences	(771)	(1,521)	(217)	—
Acquisition of business (note 3)	37,963	77,895	1,428	—
Additions	15,639	35,215	6,946	—
Reversals	(2,803)	(30,508)	—	—
Uses	(6,853)	39,880	(4,129)	—

As of December 31, 2023	53,045	200,024	7,332	—

20.    DEFERRED INCOME TAX
Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of the applicable country.
Changes in deferred income tax are as follows:

	As of December 31,
	2024	2023

At the beginning of the year	1,542,565	37,495

Acquisition of business (note 3)	—	1,327,232
Translation differences	(263,349)	(4,373)
Recognition of previously unrecognized tax losses	25,438	128,634
Charges directly to other comprehensive income	57,867	(48,854)
Deferred tax credit (note 11)	(256,830)	102,431

At the end of the year	1,105,691	1,542,565

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
20.    DEFERRED INCOME TAX (continued)

The changes in deferred tax assets and liabilities (prior to offsetting the balances within the same tax jurisdiction) during the year are as follows:

Deferred tax assets (liabilities)	At the beginning of the year	Translation differences	Credits (Charges) directly to OCI	Recognition of previously unrecognized tax losses	Income statement credit (charge)	Total as of December 31, 2024

Property, pland and equipment	323,538	(81,642)	—	—	(111,558)	130,338
Inventories	17,831	(15,440)	—	—	(40,304)	(37,913)
Intangible assets	134,328	(34,905)	—	—	52,978	152,401
Provisions	354,097	(48,805)	—	—	(38,024)	267,268
Trade receivables	42,674	(5,608)	—	—	4,242	41,308
Tax losses (1)	382,971	(65,362)	—	25,438	(28,987)	314,060
Other (2)	287,126	(11,587)	57,867	—	(95,177)	238,229

At the end of the year	1,542,565	(263,349)	57,867	25,438	(256,830)	1,105,691
(1) As of December 31, 2024, the recognized deferred tax assets on tax losses amount to $ 314.1 million, mainly connected to Ternium Brasil Ltda. and Usinas Siderúrgicas de Minas Gerais S.A. Additionally, there are net unrecognized deferred tax assets of $ 8.0 million, connected to Usinas Siderúrgicas de Minas Gerais S.A., and unrecognized tax losses amounting to $ 287.6 million from Usinas Siderúrgicas de Minas Gerais S.A. and $ 688.4 million from Ternium Brasil Ltda. Under the Luxembourg tax law, tax losses generated before 2017 can be carried forward indefinitely and are not subject to any yearly consumption limitation, while losses incurred as from 2017 may be carried forward for a maximum of 17 years. Unrecognized tax losses of Ternium SA as of December 31, 2023 amounted to $ 2.2 billion and the estimated tax loss for the fiscal year 2024 amounted to $ 26.7 million, with approximately 92% of the referred tax losses generated before 2017. Unrecognized tax losses of Ternium Investments S.à r.l. as of December 31, 2023 amounted to $ 2.6 billion and the estimated tax result for fiscal year 2024 amounted to $ 7.8 million, with approximately 98% of the referred tax losses generated before 2017.
(2) It corresponds mainly to the deferred tax assets related to post-employment benefits and asset retirement obligations.

Deferred tax assets (liabilities)	At the beginning of the year	Translation differences	Acquisition of business	Credits (Charges) directly to OCI	Recognition of previously unrecognized tax losses	Income statement credit (charge)	Total as of December 31, 2023

Property, pland and equipment	(200,556)	(2,360)	412,320	—	—	114,134	323,538
Inventories	(69,594)	(903)	116,290	—	—	(27,962)	17,831
Intangible assets	(22,923)	(683)	143,033	—	—	14,901	134,328
Provisions	98,999	(698)	255,529	—	—	267	354,097
Trade receivables	15,515	—	28,510	—	—	(1,351)	42,674
Tax losses (3)	17,400	4,901	304,237	—	—	56,433	382,971
Other (4)	198,654	(4,630)	67,313	(48,854)	128,634	(53,991)	287,126

At the end of the year	37,495	(4,373)	1,327,232	(48,854)	128,634	102,431	1,542,565
(3) As of December 31, 2023, the recognized deferred tax assets on tax losses amount to $ 383.0 million, mainly connected to Ternium Brasil Ltda. and Usinas Siderúrgicas de Minas Gerais S.A. Additionally, there are net unrecognized deferred tax assets of $ 14.2 million, connected to Usinas Siderúrgicas de Minas Gerais S.A., and unrecognized tax losses amounting to $ 357.4 million from Usinas Siderúrgicas de Minas Gerais S.A. and $ 889.4 million from Ternium Brasil Ltda. Under the Luxembourg tax law, tax losses generated before 2017 can be carried forward indefinitely and are not subject to any yearly consumption limitation, while losses incurred as from 2017 may be carried forward for a maximum of 17 years. Unrecognized tax losses of Ternium SA as of December 31, 2022 amounted to $ 2.1 billion and the estimated tax loss for the fiscal year 2023 amounted to $ 30.1 million, with approximately 92% of the referred tax losses generated before 2017. Unrecognized tax losses of Ternium Investments S.à r.l. as of December 31, 2022 amounted to $ 2.6 billion and the estimated tax result for fiscal year 2023 amounted to $ 0.9 million, with approximately 98% of the referred tax losses generated before 2017.
(4) It corresponds mainly to the deferred tax assets related to post-employment benefits and asset retirement obligations.

Deferred tax assets and liabilities are offset when the entity a) has a legally enforceable right to set off the recognized amounts; and b) intends to settle the tax on a net basis or to realize the asset and settle the liability simultaneously.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
21.    OTHER LIABILITIES-NON CURRENT AND CURRENT

	As of December 31,
	2024	2023

(i) Other liabilities - Non current
Post-employment benefits	573,834	673,453
Other employee benefits	73,502	93,194
Asset retirement obligation (note 19) (1)	80,543	104,455
Put option liability (note 3 (e))	—	249,264
Other	38,082	28,632

Other liabilities – Non-current	765,961	1,148,998
The carrying value of these liabilities approximates the fair value.
(1) The asset in connection with this liability is included in Property, plant and equipment.
Post-employment benefits
The amounts recognized in the consolidated statement of financial position are determined as follows:

	Post-employment benefits
	As of December 31,
	2024	2023

Present value of obligations	1,456,677	1,975,462
Fair value of plan assets	(1,032,356)	(1,525,330)
Asset ceiling	149,513	223,321
Net liability (asset) in the statement of financial position	573,834	673,453
The amounts recognized in the consolidated income statement are as follows:

	Post-employment benefits
	Year ended December 31,
	2024	2023

Current service cost	17,260	14,876
Interest cost (income), net	40,217	30,686
Interest on Asset ceiling/ Onerous liability	16,678	20,973
Reversal of prior service cost - Saúde Usiminas healthcare plan	—	(108,696)

Total included in income statement	74,155	(42,161)
The amounts recognized in other comprehensive income are as follows:

	Post-employment benefits
	Year ended December 31,
	2024	2023

Remeasurements
Effect of changes in demographic assumptions	66,333	(31,024)
Effect of changes in financial assumptions	(236,205)	26,509
Effect of experience adjustments	33,735	66,817
Change in asset ceiling	(42,157)	32,707
Expected return on assets	177,519	(42,882)

Total included in other comprehensive income	(775)	52,127

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
21.    OTHER LIABILITIES-NON CURRENT AND CURRENT (continued)
Changes in the liability recognized in the consolidated statement of financial position are as follows:

	Post-employment benefits
	As of December 31,
	2024	2023

At the beginning of the year	1,975,462	405,018
Acquisition of business (note 3)	—	1,529,949
Transfers, new participants and funding of the plan	157	30,116
Total expense	166,827	79,396
Remeasurements	(136,137)	62,302
Translation differences	(399,929)	40,168
Contributions paid	(149,703)	(171,487)
At the end of the year	1,456,677	1,975,462
Changes in fair value of the plan assets are as follows:

	Fair value of plan assets
	As of December 31,
	2024	2023

At the beginning of the year	1,525,330	—
Acquisition of business (Note 3) (1)	—	1,462,147
Expected return on assets	(177,519)	42,882
Interest income	109,350	142,529
Translation differences	(330,283)	(5,933)
Funding of the plan	13,111	14,848
Contributions paid	(107,633)	(131,143)
At the end of the year	1,032,356	1,525,330
(1) The asset ceiling at the acquisition date amounted to $ 169.7 million.
The major categories of plan assets are as follows:

	Fair value of plan assets
	As of December 31,
	2024	2023

Usiminas shares	29,305	64,819
Non-US government securities	716,909	1,054,671
Fixed income	81,821	99,602
Investments funds	202,987	241,481
Others	1,334	64,757
At the end of the year	1,032,356	1,525,330
As of December 31, 2024, the pension plan assets included 34,109,762 common shares of Usiminas (34,109,762 common shares of the Usiminas as of December 31, 2023).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
21.    OTHER LIABILITIES-NON CURRENT AND CURRENT (continued)
The principal actuarial assumptions used were as follows:

	Year ended December 31,
Mexico	2024	2023

Discount rate	10.25%	9.00%
Compensation growth rate	6.00% - 7.00%	6.00% - 7.00%

	Year ended December 31,
Argentina	2024	2023

Discount rate	6.00% - 7.00%	6.00% - 7.00%
Compensation growth rate	2.00% - 3.00%	2.00% - 3.00%

	Year ended December 31,
Brazil	2024	2023

Discount rate	7.46% - 8.10%	5.23% - 5.40%
Compensation growth rate	0.50% - 2.90%	0.50% - 2.90%
Long-term increase in medical service costs	4.75%	4.75%
Expected return on plan assets	11.76% - 12.42%	9.28% - 9.46%
The sensitivity of the defined benefit obligation to changes in the weighted principal assumptions is as follows:

	Impact on defined benefit obligation
	Change in assumption	Increase in assumption	Decrease in assumption

Discount rate	1.00%	-6.9%	7.9%
Compensation growth rate	1.00%	0.8%	-0.7%
Pension growth rate	1.00%	-0.2%	-0.8%
Life expectancy	1 year	1.0%	-1.1%
The estimated future payments for the next five years will be between $ 148.1 million and $ 163.7 million per year.

The post-retirement benefits related to Usiminas are guaranteed with property, plant and equipment up to the amount of $ 215 million.

	As of December 31,
	2024	2023

(ii) Other liabilities - Current
Payroll and social security payable	184,805	174,188
VAT liabilities	37,259	68,178
Other tax liabilities	60,373	70,815
Termination benefits	128	100
Related Parties (Note 26)	463	3,588
Asset retirement obligation (Note 19)	17,818	7,332
Dividends payable	1,967	51,249
Put option liability (note 3 (e))	263,201	—
Others	63,664	54,263

Other liabilities – Current	629,678	429,713

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
22.    DERIVATIVE FINANCIAL INSTRUMENTS
Net fair values of derivative financial instruments
The net fair values of derivative financial instruments as of December 31, 2024 and 2023 were as follows:

	As of December 31,
	2024	2023

Contracts with positive fair value
Commodities contracts	169	247
Foreign exchange contracts	4,314	15,159

	4,483	15,406

Contracts with negative fair value
Commodities contracts	(85)	(6,190)
Foreign exchange contracts	(50,257)	(2,030)

	(50,342)	(8,220)
Derivative financial instruments breakdown is as follows:
(a) Interest rate contracts
Fluctuations in market interest rates create a degree of risk by affecting the amount of the Company’s interest payments and the value of its floating-rate debt.

(b) Foreign exchange contracts
Ternium’s subsidiaries enter into derivative agreements to manage their exposure to currencies other than the $, in accordance with the Company’s policy for derivative instruments.

During 2024, 2023 and 2022, Ternium Mexico entered into several forward agreements mainly to manage the exchange rate exposure generated by future payables in EUR related to the investment plan in Pesquería among other standard liabilities in EUR. The outstanding notional amount hedged as of December 31, 2024, was EUR 570.3 million. These agreements will be due up to December 2025 and have been accounted for as cash flow hedges. As of December 31, 2024, the aggregate notional amount on these agreements amounted to $ 617.4 million.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
22.    DERIVATIVE FINANCIAL INSTRUMENTS (continued)
In addition, during 2024 Ternium Mexico has engaged in multiple non-deliverable forward agreements to manage the exposure arising from future payables in MXN linked to the investment plan in Pesqueria, seeking to mitigate the impact of exchange rate volatility on the budget assigned for the investment. These agreements will be due up to March 2026 and have been accounted for as cash flow hedges. As of December 31, 2024, its notional value amounted to $ 900.0 million.

Finally, during 2024, Ternium Mexico has entered into non-deliverable forward agreements to manage the exchange rate exposure generated by future payables in JPY related to the investment plan in Pesquería. The notional amount hedged as of December 31, 2024, was JPY 1.8 billion. These agreements will be due up to May 2025 and have been accounted for as cash flow hedges. As of December 31, 2024, the notional amount on these agreements amounted to $ 11.8 million.

Changes in fair value of derivative instruments designated as cash flow hedges for each of the years presented are included below:

	Cash flow hedges - Foreign exchange derivatives
	Gross amount	Income tax	Total

As of December 31, 2022	—	—	—

(Decrease) / Increase	22,721	(6,824)	15,897
Reclassification to income statement	—	—	—

As of December 31, 2023	22,721	(6,824)	15,897

(Decrease) / Increase	(75,160)	22,548	(52,612)
Reclassification to income statement	—	—	—

As of December 31, 2024	(52,439)	15,724	(36,715)

During 2024, 2023 and 2022, Ternium Colombia S.A.S. has entered into non-deliverable forward agreements to manage the aggregate exposure arising from its balance sheet position in conjunction with expected off balance future trade receivables denominated in its local currency. As of December 31, 2024, the notional amount on these agreements amounted to $ 30.0 million, which will be settling on January 30 and 31, 2025.

During 2024 and 2023, Ternium Guatemala entered into several non-deliverable forward agreements in order to manage the exchange rate exposure generated primarily by trade receivables denominated in Guatemalan quetzals. As of December 31, 2024, the notional amount on these agreements amounted to $ 2.0 million, which will be settling on January 27, 2025.

During 2024 and 2023, Ternium del Atlántico entered into several non-deliverable forward agreements to manage the aggregate exposure arising from its balance sheet position in conjunction with expected off balance future trade receivables denominated in Colombian pesos. As of December 31, 2024, the notional amount on these agreements amounted to $ 38.0 million, which will be settling on January 29 and 31, 2025.

During 2024 and 2023, Ternium Procurement entered into specific forward agreements in order to manage the exchange rate exposure generated by purchases of semi-finished steel products. As of December 31, 2024, the notional amount on these agreements amounted to $ 17.7 million, which will be settling on February 14, 2025.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
22.    DERIVATIVE FINANCIAL INSTRUMENTS (continued)

During 2024, Ternium Argentina conducted specific forward agreements as a strategy to convert financing rates in Argentine pesos to competitive $ rates through cross currency transactions, enhancing its overall financial position. As of December 31, 2024, the notional amount on these agreements amounted to $ 37.8 million.

The net fair values of the exchange rate derivative contracts as of December 31, 2024 and 2023 were as follows:

			Fair value at December 31,
Currencies	Contract	Notional amount	2024	2023

MEX/$	ND Forward - Buy MXN	18.8 billion MXN	(25,940)	—
EUR/$	Forward - Buy EUR	589.8 million EUR	(24,073)	15,159
JPY/$	ND Forward - Buy JPY	1.8 billion JPY	(431)	—
GTQ/$	ND Forward - Sell GTQ	15.4 million GTQ	(2)	(6)
ARS/$	ND Forward - Buy ARS	44.3 billion ARS	3,952	—
COP/$	ND Forward - Sell COP	299.1 billion COP	362	(2,024)
EUR/$	Forward - Sell EUR	3.3 million EUR	189	—

			(45,943)	13,129
ARS: Argentine pesos; COP: Colombian pesos; EUR: Euros; $: US dollars; GTQ: Guatemalan quetzales; JPY: Japanese yens; MXN: Mexican pesos.

(c) Commodities contracts

During 2024, 2023 and 2022, Ternium Mexico entered into swap agreements to mitigate the specific impact of the fluctuation of zinc price fluctuations affecting the manufacturing of galvanized products to be sold with a fixed zinc price. As of December 31, 2024, Ternium Mexico has several agreements outstanding with an aggregate notional amount of $ 9.0 million. Outcome from these transactions will be presented in the income statement.

During 2024, 2023 and 2022, Mineraçao Usiminas, one of Usiminas’ subsidiaries, entered into forward agreements to manage the impact of the fluctuation of iron ore prices affecting its sales in the foreign market. As of December 31, 2024, Mineraçao Usiminas has several agreements outstanding with an aggregate notional amount of $ 61.5 million. These transactions are accounted for as cash flow hedges.

Changes in fair value of derivative instruments designated as cash flow hedges for each of the years presented are included below:

Cash flow hedges - Commodities derivatives
	Gross amount	Income tax	Total

As of December 31, 2022	—	—	—

(Decrease) / Increase	—	—	—
Reclassification to income statement	—	—	—

As of December 31, 2023	—	—	—

(Decrease) / Increase	(879)	299	(580)
Reclassification to income statement	—	—	—

As of December 31, 2024	(879)	299	(580)

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
23.    LEASE LIABILITIES

	Lease liabilities
	Current	Non Current	Total

Year ended December 31, 2024
Values at the beginning of the year	52,174	188,913	241,087
Translation differences	(1,764)	(9,639)	(11,403)
Net proceeds	5,006	8,034	13,040
Indexation	3,778	17,287	21,065
Repayments	(61,194)	—	(61,194)
Interest accrued	16,967	—	16,967
Interest paid	(9,438)	—	(9,438)
Reclassifications	40,929	(40,929)	—

As of December 31, 2024	46,458	163,666	210,124

Year ended December 31, 2023
Values at the beginning of the year	49,015	190,134	239,149
Translation differences	(750)	4,799	4,049
Acquisition of business (Note 3)	8,009	17,668	25,677
Net proceeds	2,746	11,810	14,556
Indexation	5,755	5,384	11,139
Repayments	(58,900)	—	(58,900)
Interest accrued	16,200	—	16,200
Interest paid	(10,783)	—	(10,783)
Reclassifications	40,882	(40,882)	—

As of December 31, 2023	52,174	188,913	241,087

	As of December 31, 2024	As of December 31, 2023
Commitments in relation to finance leases are payable as follows:
Within one year	59,433	57,002
Later than one year but not later than five years	146,282	159,888
Later than five years	87,878	87,557
Minimum lease payments	293,593	304,447
Future finance charges	(83,469)	(63,360)
Total Financial lease liabilities	210,124	241,087

The present value of finance lease liabilities is as follows:
Within one year	46,458	52,174
Later than one year but not later than five years	117,195	140,330
Later than five years	46,471	48,583
Total minimum lease payments	210,124	241,087

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
24.    BORROWINGS

	As of December 31,
	2024	2023

(i) Non-current
Bank borrowings	499,593	9,353
Bonds	421,079	747,260
Debentures	642,110	454,136
Less: debt issue costs	(2,735)	(4,788)

	1,560,047	1,205,961

(ii) Current
Bank borrowings	646,258	915,989
Bonds	13,284	23,485
Debentures	12,587	4,220
Less: debt issue costs	(2,057)	(3,241)

	670,072	940,453

Total Financial Debt	2,230,119	2,146,414

The maturity of borrowings is as follows:

	Expected Maturity Date
	2025	2026	2027 and thereafter	At December 31, (1)
				2024	2023

Borrowings - Fixed Rate	607,209	42,362	—	649,571	315,696
Borrowings - Floating Rate	38,520	149,977	299,027	487,524	609,062
Bonds	12,220	428,185	—	440,405	764,810
Debentures	12,123	—	640,496	652,619	456,846

Total	670,072	620,524	939,523	2,230,119	2,146,414
(1) As most borrowings and the debentures incorporate floating rates that approximate market rates and the contractual repricing occurs mostly every 1 month, the fair value of the borrowings and the debentures approximates their carrying amount and it is not disclosed separately. Fixed rate borrowings are uncommitted short-term revolving loans, and their fair value approximates to their carrying amount. Regarding the bonds, its fair value approximates the market value.

The weighted average interest rates - which incorporate instruments denominated mainly in U.S. dollars and which do not include the effect of derivative financial instruments nor the devaluation of these local currencies - at year-end were as follows:

	As of December 31,
	2024	2023

Bank borrowings	7.15%	7.28%
Bonds	5.88%	5.88%
Debentures	13.50%	12.52%
The nominal average interest rates shown above were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of said instruments as of December 31, 2024 and 2023, respectively.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
24.    BORROWINGS (continued)
Breakdown of borrowings by currency is as follows:

		As of December 31,
Currencies	Contract	2024	2023

$	Fixed	969,826	1,021,909
$	Floating	475,157	609,062
BRL	Floating	652,619	456,846
COP	Fixed	79,140	53,135
ARS	Fixed	41,010	—
MXN	Floating	12,367	—
GTQ	Fixed	—	5,110
BRL	Fixed	—	352

		2,230,119	2,146,414
$: U.S. dollars; ARS: Argentine pesos; BRL: Brazilian reais; COP: Colombian pesos; EUR: European euros; GTQ: Guatemalan quetzales; MXN: Mexican pesos.

Ternium’s most significant current borrowings as of December 31, 2024, were those incurred under Ternium Brasil’s bilateral credit lines, in order to finance solely activities related to its exports of goods, and under Usiminas’ bonds and debentures issued in order to refinance its financial debt:

			In $ million
Date	Borrower	Type	Original principal amount	Outstanding principal amount as of December 31, 2024	Maturity

May 2024	Ternium Brasil	Bilateral credit lines	600	600	October 2027
July 2019	Usiminas	Bonds	750	430	July 2026
May 2022	Usiminas	Debentures - 8th emission	145	113	November 2029
December 2022	Usiminas	Debentures - 9th emission	310	242	December 2032
August 2024	Usiminas	Debentures - 10th emission	320	287	September 2031

The main covenants on these loan agreements, bonds and debentures are limitations on liens and encumbrances, limitations on the sale of certain assets and compliance with financial ratios (i.e. leverage ratio). As of December 31, 2024, Ternium was in compliance with all of its covenants.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
25.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

Ternium is from time to time subject to various claims, lawsuits and other legal proceedings, including customer, employee, tax and environmental-related claims, in which third parties are seeking payment for alleged damages, reimbursement for losses, or indemnity. Management with the assistance of legal counsel periodically reviews the status of each significant matter and assesses potential financial exposure.
Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Accordingly, with respect to a large portion of such claims, lawsuits and other legal proceedings, Ternium is unable to make a reliable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those cases, Ternium has not accrued a provision for the potential outcome of these cases.

If a potential loss from a claim, lawsuit or other proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements and take into consideration litigation and settlement strategies. In a limited number of ongoing cases, Ternium was able to make a reliable estimate of the expected loss or range of probable loss and has accrued a provision for such loss but believes that publication of this information on a case-by-case basis would seriously prejudice Ternium’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, the Company has disclosed information with respect to the nature of the contingency but has not disclosed its estimate of the range of potential loss.

The Company believes that the aggregate provisions recorded for potential losses in its consolidated financial statements are adequate based upon currently available information. However, if management’s estimates prove incorrect, current reserves could be inadequate and Ternium could incur a charge to earnings which could have a material adverse effect on Ternium’s results of operations, financial condition, net worth and cash flows.

(i) Tax claims and other contingencies

The tax claims and other contingencies recognized at the increase of the participation of Usiminas are included in note 3.

(a) Provision for ongoing litigation related to the acquisition of a participation in Usiminas

The Company is party to a longstanding lawsuit filed in Brazil by Companhia Siderúrgica Nacional, or CSN, and various entities affiliated with CSN against Ternium Investments, its subsidiary Ternium Argentina, and Tenaris’s subsidiary Confab, all of which compose the T/T Group under the Usiminas shareholders agreement. The entities named in the CSN lawsuit had acquired participations in Usiminas in January 2012. The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL 28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to the Usiminas control group. Ternium Investments and Ternium Argentina’s respective shares in the offer would be 60.6% and 21.5%.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
25.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

On September 23, 2013, the first instance court dismissed the CSN lawsuit, and on February 8, 2017, the court of appeals maintained the understanding of the first instance court. CSN filed an appeal to the Superior Court of Justice (SCJ), seeking the review and reversal of the decision issued by the Court of Appeals, and on March 7, 2023, the SCJ, by majority vote, rejected CSN’s appeal.

CSN made several submissions in connection with the SCJ decision, including a motion for clarification that challenged the merits of the SCJ decision. Decisions at the SCJ are adopted by majority vote. At an October 17, 2023 session, two justices of the SCJ voted in favor of remanding the case to the first instance for it to be retried following production and assessment of the new evidence, and two justices of the SCJ voted, without requiring any further evidence, in favor of granting CSN’s motion for clarification and reversing the March 7, 2023 decision that rejected CSN’s appeal; because the fifth member of SCJ excused himself from voting, a justice from another panel at the SCJ was summoned to produce the tie-breaking vote. On June 18, 2024, the SCJ completed its voting on CSN’s motion for clarification and reversed, by majority vote, its March 7, 2023 decision, and resolved that Ternium Investments, its subsidiary Ternium Argentina and Tenaris’s subsidiary Confab should pay CSN an indemnification in connection with the acquisition by the T/T Group of the participations in Usiminas in January 2012, with CSN being allowed to retain ownership of the Usiminas ordinary shares it currently owns.

On August 1, 2024, Ternium Investments, Ternium Argentina and the other T/T Group entities filed a motion for clarification against the SCJ decision and, subsequently, CSN filed its reply. On December 6, 2024, the SCJ rejected this motion for clarification, confirming the obligation of the T/T Group entities to pay indemnification in connection with the 2012 acquisition of the participations in Usiminas. Notwithstanding the foregoing, the SCJ unanimously resolved to modify the applicable monetary adjustment mechanism and to cap the applicable attorney’s fees, thereby lowering the aggregate amount that would be payable if CSN ultimately prevails in this claim. Based on such SCJ decision, assuming monetary adjustment thorough December 31, 2024, and attorney’s fees in the amount of BRL 5 million, the revised aggregate amount potentially payable by Ternium Investments and Ternium Argentina if CSN finally prevails on its claims would be of approximately BRL 1,875.9 million (approximately $ 302.9 million at the BRL/$ rate as of such date) and BRL 664.1 million (approximately $ 107.3 million at the BRL/$ rate as of such date), respectively.

The Company continues to believe that all of CSN's claims and allegations are unsupported and without merit, as confirmed by several opinions of Brazilian legal counsel, two decisions issued by the Brazilian securities regulator in February 2012 and December 2016, the first and second instance court decisions and the March 7, 2023 SCJ decision referred to above, and that in connection with the Usiminas acquisition the T/T Group was not required either to launch a tender offer or to pay indemnification to CSN. Accordingly, on February 10, 2025, Ternium filed an extraordinary appeal against the SCJ decisions that ordered an indemnification payment, seeking their review and reversal by the Supreme Federal Tribunal. The Company, however, cannot predict the ultimate resolution on the matter.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
25.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)
(b) Potential Mexican income tax adjustment
In March 2015, as part of a tax audit with respect to fiscal year 2008, the Mexican tax authority (“SAT”) challenged the deduction by Ternium Mexico of a tax loss arising from an intercompany sale of shares in December 2008. In addition, in September 2018, as part of a tax audit for fiscal year 2011, the SAT objected to the deduction by Ternium Mexico of the remainder of the 2008 tax loss. Ternium Mexico requested an injunction from the Mexican courts against the SAT claims and filed its defense and supporting documents with the SAT. After Ternium Mexico obtained an injunction in August 2020, in November 2020 the SAT issued a new preliminary audit report in which it reiterated its objections to the deduction of the 2008 tax loss. In June 2021, the SAT determined income tax adjustments with respect to 2008 and 2011 for amounts currently estimated at approximately $ 72.8 million and $ 35.6 million, respectively. Ternium Mexico appealed the SAT determinations.

More recently, however, Ternium Mexico withdrew its appeals and agreed to provide further information and documentation to the SAT. With all of the above-mentioned information and documentation, the SAT reduced the 2008 and 2011 tax adjustments downwards to approximately $ 17.5 million and $ 35.8 million, respectively. The Company had a tax provision of $ 53.3 million already included in its consolidated condensed interim financial statements as of September 30, 2023. The payment to the SAT was done on October 9, 2023, and the Company received formal documentation issued by the SAT with the closure of both audits.

(c) Tax assessments relating to the use of certain ICMS tax credits

The Imposto Sobre Operações Relativas à Circulação de Mercadorias e Serviços, or ICMS, is a Brazilian value-added tax on the services (inter-states) and the transfer of goods in Brazil. Payment of ICMS generates tax credits that, subject to applicable law, rules and regulations, may be either used to offset ICMS payment obligations generated in connection with domestic sales of products and services, or sold and transferred to third parties.

The Rio de Janeiro State Treasury Office is challenging the use by Ternium Brasil of ICMS tax credits generated in connection with purchases of refractory materials in the period from December 2010 through December 2016, and intends to assess taxes and impose fines on Ternium Brasil on the argument that such materials may not be qualified as “raw materials” or “intermediary products” but as “goods for consumption” and, accordingly, ICMS tax credits generated in connection with their purchase are not available and may not be used to offset ICMS payment obligations generated in connection with Ternium Brasil’s domestic sales of carbon steel slabs. Ternium Brasil has appealed against the Rio de Janeiro State Treasury Office tax assessments and fines. A provision in the amount of $ 57.7 million was recorded as of the acquisition date in connection with this matter ($ 29.3 million and $ 37.5 million as of December 31, 2024 and 2023, respectively).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
25.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(d) BP Energía México (BPEM) – Arbitration process

On February 2022, BP Energía México (“BPEM”) started an arbitration process against Gas Industrial de Monterrey, S.A. de C.V. (“GIMSA”), Ternium México and Ternium Gas México (“Respondents”), claiming payment for the gas supply from February 12 to February 28, 2021, for $ 27.6 million, $ 12.4 million, and $ 2.4 million, plus V.A.T. and interest, respectively. On June 9, 2024, after the arbitration process was completed, the arbitration award was notified and the Arbitration Tribunal ordered the Respondents to pay BPEM $ 22.0 million, $ 9.9 million and $ 2.1 million, plus V.A.T. and interest, respectively. Additionally, the Parties were ordered to pay expenses and costs for $ 2.4 million. As of September 30, 2024, the Company recognized a provision of $ 34.2 million in its consolidated condensed interim financial statements.

On October 25, 2024, the parties reached an agreement settling the reciprocal claims, and all parties formally dismissed the legal actions initiated with respect to the arbitration award.

(e) PIS and COFINS credits defense action - Usiminas

In August 2024, the Federal Government had filed two new tax claims for a total of approximately BRL 503 million ($ 92 million; BRL 518 million or $ 84 million as of December 31, 2024). The contingencies are related to tax assessments that partially approved offset statements through which Usiminas claimed PIS and COFINS credits arising from a final court decision, which discussed the exclusion of ICMS from the calculation basis of said contributions. The tax authority disagreed with the calculation methodology adopted by Usiminas. Usiminas filed a defense action in the aforementioned proceedings, arguing that the calculations are correct and the credit rights should be recognized.

(ii) Commitments

The following are Ternium’s main off-balance sheet commitments:

(a) Ternium Argentina signed agreements, mainly with Vale S.A. and Mineração Corumbaense Reunida S.A., to cover 80% of its required iron ore, pellets and iron ore fines volumes until December 31, 2024,having no residual value as of such date. Although they do not set a minimum amount or a minimum commitment to purchase a fixed volume, under certain circumstances a penalty is established for the party that fails of:

- 7% in case the annual operated volume is between 70% and 75% of the total volume of purchases of the Company; such percentage is applied over the difference between the actual purchased volume and the 80% of the total volume of purchases.

-15% in case the annual operated volume is lower than 70% of the total volume of purchases of the Company; such percentage is applied over the difference between the actual purchased volume and the 80% of the total volume of purchases.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
25.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)
(b) Ternium Argentina also signed various contracts for the provision and transportation of natural gas, including Tecpetrol and Energy Consulting Services S.A., both related companies of Ternium, assuming firm commitments for a total of $ 10.2 million payable until April 2025. Additionally, Ternium Argentina signed contracts for gas transportation with Transportadora de Gas del Norte S.A., a related company of Ternium, assuming firm commitments for a total of $ 28.5 million payable until April 2028.
(c) Ternium Argentina signed an agreement with Air Liquide Argentina S.A. for the supply of oxygen, nitrogen and argon, for an aggregate amount of $ 58.8 million, which is due to terminate in 2037.

(d) Ternium Argentina signed various contracts within its investment plan for the future acquisition of Property, plant and equipment for a total of $ 35.8 million. Also, Vientos de Olavarría, a subsidiary controlled by Ternium Argentina, subscribed various contracts for the maintenance and the operation of the wind farm for a total of $ 62.0 million payable until the year 2054.

(e) On April 24, 2017, Ternium Mexico entered into a 25-year contract (effective as of December 1, 2016, through December 1, 2041) with Techgen, S.A. de C.V. for the supply of 699 MW (which represents 78% of Techgen’s capacity) and covers most of Ternium Mexico’s facilities electricity needs. Monthly payments are determined on the basis of capacity charges, operation costs, back-up power charges, and transmission charges. As of the seventh contract year (as long as Techgen’s existing or replacing bank facility has been repaid in full), Ternium Mexico has the right to suspend or early terminate the contract if the rate payable under the agreement is higher than the rate charged by Comisión Federal de Electricidad (“CFE”) or its successors. Ternium Mexico may instruct Techgen to sell to any affiliate of Ternium Mexico, to CFE, or to any other third party all or any part of unused contracted energy under the agreement and Ternium Mexico will benefit from the proceeds of such sale. The contract with Techgen is under the Self Supply Scheme. According to this regulatory scheme, CFE needs to authorize the sale of energy to other third party final users. On August 27, 2021, Ternium México and Techgen signed an amendment to the contract to establish changes in the supply to Ternium; these changes were mainly connected to a new direct transmission line between Techgen and Ternium´s Pesqueria Site for the direct supply of electricity to this site.

(f) Ternium México issued a guarantee letter covering up to approximately $ 28.8 million of the obligations of Gas Industrial de Monterrey, S.A. de C.V. (“GIMSA”), under the natural gas trading agreement between GIMSA and NEG Natural S.A. de C.V. (“NEG”) The credit line granted by NEG in connection with this natural gas trading agreement amounted to approximately $ 19.1 million. As of December 31, 2024, the outstanding amount under the natural gas trading agreement was $ 9.5 million, which is below the amount included in the guarantee letter issued by Ternium México.

(g) Ternium Mexico issued a guarantee letter covering up to approximately $ 58.7 million of the obligations of Techgen, S.A. de C.V. (“Techgen”), under the Clean Energy Certificates trading agreement between Techgen and Enel Green Power (“ENEL”). The amount equals the remnant balance if Techgen decides to terminate the agreement prior to the expiration date (and decreases as time of the contract passes). The contract was signed on May 25, 2018, and terminates on June 30, 2041.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
25.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(h) In June 2008, Ternium Mexico entered into an industrial gas supply agreement with Praxair Mexico for the Guerrero and Juventud facilities until December 2024, for a total amount of $ 421 million. In 2011, an amendment agreement added the purchase of hydrogen for the Juventud and Universidad facilities, valid until April 2025. As of December 31, 2024, the agreement considers a minimum annual oxygen consumption of 96 million cubic meters, valued at approximately $ 4.5 million per year. The Company is in compliance with the minimum annual quotas established, which represent less than half of the average annual consumption.

(i) On May 9, 2018, Ternium Mexico entered into a 10-year contract (effective as of July 1, 2018) with Kinder Morgan Texas Pipeline L.L.C., Kinder Morgan Tejas Pipeline L.L.C. and Kinder Morgan Border Pipeline L.L.C. for the transportation of natural gas in the United States of America (Texas). The contracted capacity is 60,000 MMBTU/day and the annual cost is approximately $ 3.7 million.

(j) On December 30, 2019, Ternium Mexico entered into a 15-year contract (effective as of July 1, 2021) with Kinder Morgan Texas Pipeline L.L.C., Kinder Morgan Tejas Pipeline L.L.C. and Kinder Morgan Gas Natural de México S. de R.L. de C.V. for the transportation of natural gas in the United States of America (Texas) and in Mexico. The contracted capacity is 31,000 MMBTU/day and the annual cost is approximately $ 4.8 million.

(k) In February 2023, Ternium's Board of Directors approved a new project in Pesquería, which involves the construction of an electric arc furnace and a direct reduced iron plant. As of December 31, 2024, Ternium México has commitments for property, plant and equipment for an amount of approximately $1.3 billion in Euros, Mexican pesos, Japanese yens, and U.S. dollars. These commitments are mainly covered by currency derivative financial instruments as commented in note 22 in these Consolidated Financial Statements.

(l) Techgen is a party to gas transportation capacity agreements with Kinder Morgan Gas Natural de Mexico, S. de R.L. de C.V., Kinder Morgan Texas Pipeline LLC and Kinder Morgan Tejas Pipeline LLC for the whole transportation capacity starting on August 1, 2016 and ending during the second half of 2036. As of December 31, 2024, the outstanding value of this commitment was approximately $ 164.8 million. Ternium’s exposure under the guarantee in connection with these agreements amounts to $ 79.1 million, corresponding to the 48% of the agreements’ outstanding value as of December 31, 2024.

(m) Ternium issued two stand-by letters of credit covering 48% of the funding of a debt service reserve account under a syndicated loan agreement between Techgen and several banks led by Citigroup Global Markets Inc., Credit Agricole Corporate and Investment Bank, and Natixis, New York Branch acting as joint bookrunners. The loan agreement dated as of February 13, 2019, amounted to $ 640 million and the proceeds were used by Techgen to refinance in full all amounts owed under a previous syndicated loan between Techgen and several banks, which funds were used in the construction of the facility. As of December 31, 2024, the outstanding aggregated amount under the stand-by letters of credit was $ 49.6 million, as a result the amount guaranteed by Ternium was approximately $ 23.8 million.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
25.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)
(n) During 2006, CSA, the predecessor of Ternium Brasil, has entered into a 15-year contract denominated “Contrato de comercialização de energia elétrica no ambiente regulado – CCEAR por disponibilidade” to provide electric energy to 24 distributors starting on 2011. Under this contract, Ternium Brasil has to provide 200 MW average per year and the price is adjusted by the Brazilian inflation index. The penalty for not delivering the volume of energy of the contract is the difference between the spot price and the unit variable cost (calculated and published by the Agéncia Nacional de Energía Elétrica), calculated per hour.

(o) Ternium Brasil signed an exclusivity agreement with Vale S.A. for the purchase of iron ore (pellets, sinter feed and lump ore), which is due to terminate in 2029. The total purchased volume, in accordance with the actual production capacity, is of approximately 8.0 million tons per year. Ternium Brasil has not the obligation to take or pay the mentioned volume and only should pay logistic costs in case of not purchasing the contracted volume.

(p) Ternium Brasil also signed on March 2024 a contract with Primetals Technologies Brazil Ltda. for caster equipment maintenance services for the steel plant. As of December 31, 2024, the outstanding amount of the mentioned services was approximately $ 124.1 million and is due to terminate in March 2034. The agreement prevents the delivery of the minimum take-or-pay volume by Ternium and a minimum quantity of contracted hours by Primetals.

(q) Ternium Brasil is a party to a long-term contract with the Consortium formed by Air Liquide Brasil Ltda., AirSteel Ltda., White Martins Gases Industriais Ltda., White Martins Steel Ltda. and ThyssenKrupp MinEnergy GmbH for the supply of air, oxygen, nitrogen and argon to satisfy the requirements up to January 2029. The outstanding amount was approximately $ 117.3 million as of December 31, 2024. The contract has minimum daily-required volumes.

(r) Ternium Brasil, for its activity of energy generation through gas and steam turbines, signed on March 2017 a contract with GE Global Parts and Products GMBH, General Electric International Inc. and Alstom Energia Térmica e Indústria Ltda. for the maintenance services of such turbines (including the supply of spare parts) for a period of 20 years. This agreement was extended for an additional period of 4 years. As of December 31, 2024, the outstanding amount of this commitment was $ 147.4 million.

(s) Ternium Brasil signed on January 2015 a contract with Naturgy (formerly Companhia Distribuidora de Gás do Rio de Janeiro) for the supply of natural gas, which was due to terminate in December 2019. This agreement was automatically renewed for another two years, was due to terminate in December 2024 and could be interrupted by common agreement due to free market conditions’ changes. Ternium Brasil was purchasing more than the minimum volume required by the contract, which is 85% of the volume mentioned before. The contract was terminated in September 2024 without penalty.

(t) Ternium Brasil signed in December 2023 a contract with Vix Logística S.A. for logistics supply chain operations. This agreement is due to terminate in December 2028 and the outstanding amount was $ 33.6 million as of December 31, 2024. The contract has minimum required volumes and a penalty for early termination.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
25.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)
(u) Ternium Brasil signed on January 2024 a contract with Petrobras S.A. for the supply of petcoke. As of December 31, 2024, the outstanding amount of the agreement was approximately $ 61.2 million and is due to terminate in February 2026. The contract has minimum required volumes.

(v) Ternium Brasil signed on September 2024 a contract with Petrobrás S.A. for the supply of natural gas on free market. This agreement started on October 1, 2024. As of December 31, 2024, the outstanding amount for this agreement was approximately $ 122.4 million. This agreement is due to terminate in in December 2029. The contract has minimum required volumes.

(w) As of December 31, 2024, Usiminas’ commitments for the acquisition of immobilized assets totaled $ 213.8 million and are intended, mainly, for adaptation, reforms, and improvements in the primary areas of Ipatinga, increase in quality, reduction of costs, maintenance, technological updating of equipment and environmental protection.

(x) In July 2011, Usiminas Mineração S.A. subscribed an agreement with MBL Materiais Básicos Ltda, related to the mining rights adjacent to its mining reserves. On October 15, 2012, the agreement was authorized by the National Mining Agency (ANM). It has a duration of 30 years, or until the complete depletion of these mineral reserves. The monthly payments are linked to the volume of iron ore extracted from the areas covered by the agreement. Since 2015, a minimum annual volume of 3.6 million metric tons was established. If the annual volume of iron ore extracted is below the minimum volume, a payment under a take-or-pay arrangement will be due, calculated as the difference between the minimum volume and the volume effectively extracted. The outstanding amount was approximately $ 261.1 million as of December 31, 2024.

(y) In June 2016, Usiminas S.A. entered into electricity purchase agreement with Cemig S.A. for the Cubatão steel plant facilities until December 2030. The contract has two ranges: the first range up to 32 MW and the second range up to 65.4 MW. The entire volume of the first range represents a take-or-pay arrangement, and if consumption reaches the second band, a lower tariff will be applied. The outstanding amount was approximately $ 187.0 million as of December 31, 2024.

(z) In July 2023, Usiminas S.A. entered into an electricity purchase agreement with Engie S.A. for the Ipatinga steel plant facilities until December 2026. The contract is fully take-or-pay; however, Usiminas can sell this electricity in the market at any time, and even if consumption is lower than contracted, the energy is automatically sold by the Electric Energy Commercialization Chamber (CCEE). The outstanding amount was approximately $ 38.0 million as of December 31, 2024.

(aa) In December 2021, Usiminas S.A. entered into a solar energy purchase agreement with Canadian Solar S.A. for the supply to the Ipatinga steel plant facilities until December 2039. Usiminas has the obligation to take or pay the agreed amount of the contract. As of December 31, 2024, the total outstanding amounted to approximately $ 256.3 million.

(ab) In September 2023, Usiminas S.A. entered into an electricity purchase agreement with Enel S.A. for the Ipatinga steel plant facilities until December 2026. The contract is fully take-or-pay; however, Usiminas can sell this electricity in the market at any time, and even if consumption is lower than contracted, the energy is automatically sold by the Electric Energy Commercialization Chamber (CCEE). The outstanding amount was approximately $ 39.2 million as of December 31, 2024.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
25.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(ac) In December 2024, Usiminas S.A. entered into an agreement with Comgas S.A. for the supply of natural gas to the Cubatão Steel Plant facilities until December 2025. The contracted capacity is 250 thousand cubic meters per day with a flexibility of plus or minus 5%. Daily, Usiminas S.A. can schedule any volume as needed, with acceptance conditioned on the availability in the Comgas S.A. pipeline. The flexibility calculation is done on a daily basis, while the take-or-pay volume is 80% annually. The outstanding amount was approximately $ 54.4 million as of December 31, 2024.

(ad) In December 2023, Usiminas S.A. entered into an agreement with Gasmig S.A. for the supply of natural gas to the Ipatinga steel plant facilities until June 2025. The contracted capacity is 850 thousand cubic meters per day with a flexibility of plus or minus 10%. Daily, Usiminas S.A. can schedule any volume as needed, with acceptance conditioned on the availability in the Gasmig S.A. pipeline. The flexibility calculation is done on a daily basis, while the take-or-pay volume is 80% annually. The outstanding amount was approximately $ 93.5 million as of December 31, 2024.

(ae) Mineração Usiminas S.A. signed in August 2024 a contract with SOTREQ S.A. for the provision of mechanical maintenance services for Caterpillar off-road trucks until September 2029. The contract has an unjustified termination clause with a 24-month grace period. After this period, termination fines are applicable depending on the month of termination. The outstanding amount was approximately $ 10.3 million as of December 31, 2024.

(af) Usiminas S.A. signed in September 2024 a contract with the National Operator of the Electric System (ONS) for the use of the transmission system by the Ipatinga steel plant facilities until September 2025. Usiminas has the obligation to take or pay the total contracted amount. The outstanding amount was approximately $ 18.3 million as of December 31, 2024.

(ag) Usiminas S.A. signed in April 1996 a contract with White Martins Gases Industriais LTD for the supply of oxygen, nitrogen and argon for the Ipatinga steel plant until December 2032. Usiminas has the obligation to take or pay the 50% of the contracted volume. The outstanding amount was approximately $ 122.8 million as of December 31, 2024.

(ah) Usiminas S.A. signed in July 2009 a contract with White Martins WK for the supply of oxygen, nitrogen and argon for the Cubatão steel plant until June 2032. Usiminas has the obligation to take or pay the 47.2% of the contracted volume. The outstanding amount was approximately $ 29.3 million as of December 31, 2024.

(ai) Usiminas S.A. signed between January 2021 and January 2022 several agreements with VLI Multimodal S.A. for the rail transportation of steel products, iron ore and other raw materials until April 2025. The contracts have minimum yearly-required volumes. The outstanding amount was approximately $ 139.1 million as of December 31, 2024.

(aj) Usiminas S.A. signed in January 2021 a contract with VLI Multimodal S.A. for port and accessory services at the Port of Praia Mole until April 2025. The contract has an annual minimum and maximum movement commitment linked to a take-or-pay agreement, with a minimum volume of 1.8 million tons and a maximum of 2.1 million tons, to be confirmed each year. The outstanding amount was approximately $ 49.5 million as of December 31, 2024.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
25.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(ak) Mineração Usiminas S.A. signed in June 2021 a contract with Porto Sudeste do Brasil S.A. to load iron ore vessels for export until December 2026. The contract includes exclusivity in the provision of port services for the export of the product directly or indirectly by Usiminas S.A. Exclusivity is limited to 8 million tons of product per year. A penalty is established for the party that fails the exclusivity. The outstanding amount was approximately $ 178.3 million as of December 31, 2024.

(al) Usiminas S.A. signed in January 2022 a contract with MRS Logística S.A., a related company of Usiminas, for railway transportation services until December 2025. For the purposes of calculating the take-or-pay commitment, the annual basic tonnage of the plants will be considered, being Ipatinga 750 thousand tons and Cubatão 402 thousand tons, with a tolerance of 20% to comply with the volumes. The outstanding amount was approximately $ 45.4 million as of December 31, 2024.

(am) Usiminas S.A. signed in January 2024 a purchase agreement with Petrobras S.A. for the supply of coke to support operations at the Ipatinga steel plant until February 2026. The agreement stipulated a total annual volume of 96 thousand tons, subject to a take-or-pay arrangement. The outstanding amount was approximately $ 48.4 million as of December 31, 2024.

(an) Mineração Usiminas S.A. signed in September 2023 an agreement with Armac Locação Logistica e Serviços S.A. for the supply of internal material handling services from the Ouro Negro area until November 2026. The contract has a termination clause with a termination penalty of 50% of the remaining value of the contract from the 13th to the 21st month, 25% of the remaining value from the 22nd to the 24th month and no penalty from the 25th to the 36th month with 60 days' notice. The outstanding amount was approximately $ 20.4 million as of December 31, 2024.

(iii)     Restrictions on the distribution of profits

In accordance with Luxembourg Law, the Company is required to transfer a minimum of 5% of its net profit for each financial year to a legal reserve until such reserve equals 10% of the issued share capital.

As of December 31, 2024, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
26.    RELATED PARTY TRANSACTIONS
As of December 31, 2024, Techint Holdings S.à r.l. (“Techint”) indirectly owned 65.03% of the Company’s share capital and Tenaris Investments S.à r.l. (“Tenaris”) held 11.46% of the Company’s share capital and voting rights. Each of Techint and Tenaris were controlled by San Faustin S.A., a Luxembourg company (“San Faustin”). Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin (“RP STAK”), a private foundation (Stichting) located in the Netherlands, held voting shares in San Faustin sufficient in number to control San Faustin. No person or group of persons controls RP STAK.

For commitments with Related parties, see note 25.

The following transactions were carried out with related parties:

	Year ended December 31,
	2024	2023	2022
(i) Transactions
(a) Sales of goods and services
Sales of goods to non-consolidated parties	138,416	163,591	720,137
Sales of goods to other related parties	151,270	174,869	224,698
Sales of services and others to non-consolidated parties	181	168	177
Sales of services and others to other related parties	2,844	3,932	4,213
	292,711	342,560	949,225
(b) Purchases of goods and services
Purchases of goods from non-consolidated parties	333,260	491,011	643,494
Purchases of goods from other related parties	93,214	81,404	70,951
Purchases of services and others from non-consolidated parties	99,397	23,574	13,735
Purchases of services and others from other related parties	179,329	103,334	78,899

	705,200	699,323	807,079
(c) Financial results
Income with non-consolidated parties	13,484	12,263	8,298
Expenses in connection with lease contracts from other related parties	(822)	(757)	(976)

	12,662	11,506	7,322
(d) Dividends received
Dividends from non-consolidated parties	27,062	34,841	15,493
	27,062	34,841	15,493
(e) Other income and expenses
Income (expenses), net with non-consolidated parties	915	1,396	3,300
Income (expenses), net with other related parties	2,548	1,753	682

	3,463	3,149	3,982

	As of December 31,
	2024	2023

(ii) Year-end balances
(a) Arising from sales/purchases of goods/services and other transactions
Receivables from non-consolidated parties	156,937	143,292
Receivables from other related parties	26,988	29,402
Advances from non-consolidated parties	2,524	2,843
Advances to suppliers with other related parties	131,685	123,921
Payables to non-consolidated parties	(57,230)	(149,562)
Payables to other related parties	(39,721)	(27,963)
Lease liabilities with other related parties	(1,861)	(1,379)

	219,322	120,554

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
26.    RELATED PARTY TRANSACTIONS (continued)
(iii) Officers and Directors’ compensation
During the year ended December 31, 2024, the cash compensation of Officers and Directors amounted to $ 27,221 (2023: $ 26,608). In addition, Officers received 1,051,000 Units for a total amount of $ 6,408 (2023: $ 6,731) in connection with the incentive retention program mentioned in note 4 (o)(3).

27.    OTHER REQUIRED DISCLOSURES

(a) Statement of comprehensive income

	Cash flow hedges			Currency translation adjustment
	Gross amount	Income tax	Total

As of December 31, 2022	—	—	—	(3,875,636)

(Decrease) / Increase	22,721	(6,824)	15,897	132,339
Reclassification to income statement	—	—	—	839,437

As of December 31, 2023	22,721	(6,824)	15,897	(2,903,860)

(Decrease) / Increase	(76,039)	22,847	(53,192)	(823,783)
Reclassification to income statement	—	—	—	—

As of December 31, 2024	(53,318)	16,023	(37,295)	(3,727,643)

(b) Statement of cash flows

	Year ended December 31,
	2024	2023	2022

(i) Changes in working capital (1)
Inventories	(108,826)	202,470	438,090
Receivables and others	(169,482)	6,342	10,888
Trade receivables	297,284	(104,280)	573,811
Other liabilities	39,305	(64,022)	46,403
Trade payables	(74,161)	280,571	83,306

	(15,880)	321,081	1,152,498
(ii) Income tax accrual less payments
Tax accrued (Note 11)	554,224	334,408	573,728
Taxes paid (2)	(56,527)	(495,348)	(1,769,289)

	497,697	(160,940)	(1,195,561)
(iii) Interest accruals less payments
Interest accrued (Note 10 and 23)	(84,678)	(113,433)	(13,940)
Interest received	263,192	202,000	31,880
Interest paid	(194,845)	(133,706)	(42,735)

	(16,331)	(45,139)	(24,795)
(1)Changes in working capital are shown net of the effect of exchange rate changes.
(2)It includes the recovery of previously paid tax in Mexico for an amount of $ 235.2 million.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
27.    OTHER REQUIRED DISCLOSURES (continued)

(c) Financial debt reconciliation

	Financial debt
	Finance lease liabilities	Short term borrowings	Long term borrowings	Total

As of December 31, 2022	(239,149)	(499,164)	(532,701)	(1,271,014)
Cash flows	69,683	248,587	12,500	330,770
Reclassifications	—	(511,723)	511,723	—
Acquisitions - finance leases	(14,556)	—	—	(14,556)
Acquisition of business (note 3)	(25,677)	(26,558)	(1,197,841)	(1,250,076)
Foreign exchange adjustments	(4,049)	(30,199)	2,267	(31,981)
Other non cash movements	(27,339)	(121,396)	(1,909)	(150,644)
As of December 31, 2023	(241,087)	(940,453)	(1,205,961)	(2,387,501)
Cash flows	70,632	541,250	(591,539)	20,343
Reclassifications	—	(106,116)	106,116	—
Acquisitions - finance leases	(13,040)	—	—	(13,040)
Foreign exchange adjustments	11,403	27,514	135,441	174,358
Other non cash movements	(38,032)	(192,267)	(4,104)	(234,403)
As of December 31, 2024	(210,124)	(670,072)	(1,560,047)	(2,440,243)

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
28.    RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The following amendments, standards and interpretations have been applied on the year starting January 1, 2024:

Classification of Liabilities as Current or Non-current – Amendments to IAS 1 Non-current Liabilities with Covenants – Amendments to IAS 1

Amendments made to IAS 1 Presentation of Financial Statements in 2020 and 2022 clarified that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the entity’s expectations or events after the reporting date (e.g. the receipt of a waiver or a breach of covenant). The amendments require disclosures if an entity classifies a liability as non-current and that liability is subject to covenants that the entity must comply with within 12 months of the reporting date. The disclosures include the carrying amount of the liability, information about the covenants, and facts and circumstances, if any, that indicate that the entity may have difficulty complying with the covenants.

As of December 31, 2024, the Company's management had already assessed the effects of applying these amendments on the Company’s financial statements and had not identified any material impact in the application of these amendments.

Lease Liability in a Sale and Leaseback – Amendments to IFRS 16

In September 2022, the IASB finalized narrow-scope amendments to the requirements for sale and leaseback transactions in IFRS 16 Leases which explain how an entity accounts for a sale and leaseback after the date of the transaction.

As of December 31, 2024, the Company's management had already assessed the effects of applying these amendments on the Company’s financial statements and had not identified any material impact in the application of these amendments.

Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12

The amendments to IAS 12 Income Taxes require companies to recognize deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences, and will require the recognition of additional deferred tax assets and liabilities. The amendment should be applied to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, entities should recognize deferred tax assets (to the extent that it is probable that they can be utilized) and deferred tax liabilities at the beginning of the earliest comparative period for all deductible and taxable temporary differences associated with right-of-use assets and lease liabilities, and decommissioning, restoration and similar liabilities, and the corresponding amounts recognized as part of the cost of the related assets.

As of December 31, 2023, the Company's management had already assessed the effects of applying these amendments on the Company’s financial statements and had not identified any material impact in the application of these amendments.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
28.    RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (continued)
OECD Pillar Two Rules – Amendments to IAS 12

In December 2021, the Organization for Economic Co-operation and Development (“OECD”) released the Pillar Two model rules (the Global Anti-Base Erosion rules, or “GloBE”) to reform international corporate taxation. Following Pillar Two OECD’s initiative, the European Union adopted in December 2022 a directive to impose a global minimum taxation for multinational companies in the Union, to be effective as from 2024. In May 2023, the IASB made narrow-scope amendments to IAS 12 setting an exception that provides relief from the requirement to recognize and disclose deferred taxes arising from enacted or substantively enacted tax laws that implement the Pillar Two model rules, including tax laws that implement qualified domestic minimum top-up taxes as per described in those rules.

No current tax impacts were recognized in the Consolidated Financial Statements as of December 31, 2023, due to the application of Pillar Two rules, as they were applicable as from 2024 in jurisdictions relevant for the Company. As of December 31, 2024, the Company recognized the corresponding charges in current tax (see note 11). In addition, the Company has applied the exception prescribed by the amendments to IAS 12, and therefore it has not recognized any deferred tax impact from the Pillar Two application.

The following standards, amendments to standards and interpretations are not mandatory for the financial year beginning January 1, 2024, and have not been early adopted:

IFRS 18, ‘Presentation and disclosure in Financial Statements’

In April 2024, the IASB issued IFRS 18, “Presentation and disclosure in financial statements”, which introduces new requirements to present specified categories and defined subtotals in the statement of profit or loss, provide disclosures on management-defined performance measures (MPMs) in the notes to the financial statements and improve aggregation and disaggregation. Once implemented, it will replace IAS 1, carrying forward many of the requirements in IAS 1 unchanged and complementing them. IFRS 18 must be applied on annual periods beginning on or after January 1, 2027. The Company's management is currently assessing the potential impact that the application of this standard may have on the Company's financial condition or results of operations.

Other standards and interpretations non-significant for the Company’s financial statements:
– Amendments to IAS 7 and IFRS 7 - Supplier finance arrangements
– IFRS 19 Subsidiaries without Public Accountability: Disclosures

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
29.    FINANCIAL RISK MANAGEMENT
1) Financial risk factors
Ternium’s activities expose the Company to a variety of risks: market risk (including the effects of changes in foreign currency exchange rates, interest rates and commodities prices), credit risk and liquidity risk.

Ternium’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance. Ternium’s subsidiaries may use derivative financial instruments to hedge certain risk exposures.

1.1) Market Risk
(i) Foreign exchange rate risk
Ternium operates and sells its products in different countries, and as a result is exposed to foreign exchange rate volatility. Ternium’s subsidiaries may use derivative contracts in order to hedge their exposure to exchange rate risk derived from their trade and financial operations.

Ternium’s foreign exchange policy seeks to minimize the impact of fluctuations in the value of other currencies with respect to the U.S. dollar. Ternium’s subsidiaries monitor their actual and expected short-term net cash flows in currencies other than the U.S. dollar and analyze potential hedging according to its needs in line with its derivative policy. This hedging can be carried out either by netting positions or by financial derivatives. However, regulatory or legal restrictions in the countries in which Ternium’s subsidiaries operate, could limit the possibility of the Company carrying out its hedging policy.

The following table shows a breakdown of Ternium’s assessed financial position exposure to currency risk as of December 31, 2024:

Exposure to functional currency	$ million	BRL million

US dollar ($)	—	(187)
EU euro (EUR)	33	(5)
Argentine peso (ARS)	18	—
Mexican peso (MXN)	(801)	—
Brazilian real (BRL)	(297)	—
Colombian peso (COP)	(64)	—
Yen (JPY)	99	—
Other currencies	(1)	(0)

The main relevant exposures correspond to:

(a)Argentine peso vs. U.S. dollar
If the Argentine peso had weakened by 1% against the U.S. dollar, it would have generated a pre-tax loss of $ 0.2 million and a pre-tax gain of $ 1.3 million as of December 31, 2024 and 2023, respectively.

(b)Mexican peso vs. U.S. dollar
If the Mexican peso had weakened by 1% against the U.S. dollar, it would have generated a pre-tax gain of $ 8.0 million and $ 3.1 million as of December 31, 2024 and 2023, respectively.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
29.    FINANCIAL RISK MANAGEMENT (continued)
(c)Colombian peso vs. U.S. dollar
If the Colombian peso had weakened by 1% against the U.S. dollar, it would have generated a pre-tax gain of $ 0.6 million and $ 0.2 million as of December 31, 2024 and 2023, respectively.

(d)Brazilian real vs. U.S. dollar
If the Brazilian real had weakened by 1% against the U.S. dollar, it would have generated a pre-tax loss of $ 3.0 million and $ 5.3 million as of December 31, 2024 and 2023, respectively.

We estimate that if the Argentine peso, Mexican peso, Colombian peso and Brazilian real had weakened simultaneously by 1% against the U.S. dollar with all other variables held constant, total pre-tax gain for the year would have been $ 5.4 million higher (total pre-tax loss of $ 0.6 million higher as of December 31, 2023), as a result of foreign exchange gains/losses on translation of U.S. dollar-denominated financial position, mainly local currency cash, trade receivables, trade payables, tax credits and liabilities, lease liabilities, borrowings and other liabilities.

Considering the same variation of the currencies against the U.S. dollar of all net investments in foreign operations amounting to $ 2.3 billion, the currency translation adjustment included in total equity would have been $ 5.2 million higher, arising mainly from the adjustment on translation of the equity related to the Brazilian real during the year 2024.

(ii) Interest rate risk

Ternium manages its exposure to interest rate volatility through its financing alternatives and hedging instruments. Borrowings issued at variable rates expose the Company to the risk of increased interest expense in the event of a raise in market interest rates, while borrowings issued at fixed rates expose the Company to a variation in its fair value. The Company’s interest-rate risk mainly arises from long-term borrowings that bear variable-rate interest that could be partially fixed through different derivative transactions, such as interest rate swaps.

Ternium’s nominal weighted average interest rate for its debt instruments, which do not include neither the effect of derivative financial instruments, nor the devaluation of the local currencies, was 8.83% and 8.46% as of December 31, 2024 and 2023, respectively. These rates were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of each instrument.

Ternium’s total variable interest rate debt amounted to $ 1,140.1 million (51.1% of total borrowings) as of December 31, 2024, and $ 1,065.9 million (49.7% of total borrowings) as of December 31, 2023.

If interest rates on the aggregate average notional of U.S. dollar denominated borrowings held during 2024, excluding borrowings with derivatives contracts mentioned in Note 22 (a), had been 100 basis points higher with all other variables held constant, total pre-tax income for the year ended December 31, 2024 would have been $ 21.1 million lower ($ 18.3 million lower as of December 31, 2023).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
29.    FINANCIAL RISK MANAGEMENT (continued)
1.2) Credit risk
Credit risk arises from cash and cash equivalents, deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. Ternium’s subsidiaries have credit guidelines in place to ensure that derivative and treasury counterparties are limited to high credit quality financial institutions.

Ternium invests in financial assets with a minimum credit rating of investment grade established by an international qualification agency renowned in the financial market, in line with corporate investment portfolio policies. Approximately 41.0% of the Company’s liquid financial assets correspond to investment grade rated instruments as of December 31, 2024, in comparison with approximately 34.8% as of December 31, 2023. The investments in financial assets are as follows:

	As of December 31, 2024	As of December 31, 2023

Cash and cash equivalents	1,691,263	1,846,013

Other Investments - Current and Non-Current	2,182,874	2,186,420
Fixed Income (time-deposit, zero-coupon bonds, commercial papers)	673,042	1,025,207
Deposit certificates and investment funds	636,104	844,428
Commercial papers	2,258	129,798
Other	34,680	50,981
Bonds and other fixed income	1,499,130	1,160,230
Non - U.S. government securities	1,201,842	928,419
U.S. government and corporate securities	287,248	231,811
Other notes	10,702	983

Ternium has no significant concentrations of credit risk from customers. No single customer accounts for more than ten percent of Ternium’s sales. Ternium’s subsidiaries have policies in place to ensure that sales are made to customers with an appropriate credit history, and that credit insurances, letters of credit or other instruments are requested to reduce credit risk whenever deemed necessary. The subsidiaries maintain allowances for potential credit losses. The utilization of credit limits is regularly monitored.

Trade and other receivables are carried at face value less allowance for doubtful accounts, if applicable. This amount does not differ significantly from fair value. The other receivables do not contain significant impaired assets.

As of December 31, 2024, trade receivables total $ 1,562.1 million ($ 2,065.5 million as of December 31, 2023). These trade receivables are collateralized by guarantees under letter of credit and other bank guarantees of $ 1.0 million ($ 1.4 million as of December 31, 2023), credit insurance of $ 576.5 million ($ 686.2 million as of December 31, 2023) and other guarantees of $ 27.0 million ($ 9.4 million as of December 31, 2023).

As of December 31, 2024, trade receivables of $ 1,515.1 million ($ 1,910.9 million as of December 31, 2023) were fully performing.

As of December 31, 2024, trade receivables of $ 99.4 million ($ 214.1 million as of December 31, 2023) were past due (mainly up to 180 days).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
29.    FINANCIAL RISK MANAGEMENT (continued)

The amount of the allowance for doubtful accounts was $ 52.4 million as of December 31, 2024 ($ 59.5 million as of December 31, 2023).

The carrying amounts of the Company’s trade and other receivables as of December 31, 2024, are denominated in the following currencies:

Currency	$ million

US dollar ($)	1,315
EU euro (EUR)	161
Argentine peso (ARS)	189
Mexican peso (MXN)	331
Brazilian real (BRL)	1,354
Colombian peso (COP)	75
Other currencies	1

3,426

1.3) Liquidity risk
Management maintains sufficient cash and marketable securities and credit facilities to finance normal operations. Management monitors rolling forecasts of the group’s liquidity reserve on the basis of expected cash flow.

The table below analyses financial liabilities into relevant maturity groups based on the remaining period at the date of the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

$ million	2025	2026	2027	2028	Thereafter

Borrowings	670	621	373	110	456
Interests to be accrued (1)	159	128	100	77	78
Trade payables and other liabilities	1,890	19	10	13	80
Lease liabilities	46	41	34	32	57

Total	2,765	809	517	232	672
(1) These amounts do not include the effect of derivative financial instruments.
As of December 31, 2024, total cash and cash equivalents and other current and non-current investments less borrowings amounted to $ 1,644.0 million.

1.4) Capital risk
Ternium seeks to maintain an adequate debt/equity ratio considering the industry and the markets where it operates. The year-end ratio debt over debt plus equity is 0.12 and 0.11 as of December 31, 2024 and 2023, respectively. The Company does not have to comply with regulatory capital adequacy requirements as known in the financial services industry.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
29.    FINANCIAL RISK MANAGEMENT (continued)
2) Financial instruments by category and fair value hierarchy level
The accounting policies for financial instruments have been applied to the line items below. According to the scope and definitions set out in IFRS 7 and IAS 32, employers’ rights and obligations under employee benefit plans, and non-financial assets and liabilities such as advanced payments and income tax payables, are not included.

As of December 31, 2024 (in $ thousands)	Amortized cost	Assets at fair value through profit or loss	Assets at fair value through OCI	Total
(i) Assets as per statement of financial position
Receivables	423,521	—	—	423,521
Derivative financial instruments	—	4,483	—	4,483
Trade receivables	1,562,058	—	—	1,562,058
Other investments	549,077	134,667	1,499,130	2,182,874
Cash and cash equivalents	1,267,336	423,927	—	1,691,263
Total	3,801,992	563,077	1,499,130	5,864,199

As of December 31, 2024 (in $ thousands)	Liabilities at fair value through profit or loss	Amortized cost	Total
(ii) Liabilities as per statement of financial position
Other liabilities	—	436,152	436,152
Trade payables	—	1,840,914	1,840,914
Derivative financial instruments	50,342	—	50,342
Finance lease liabilities	—	210,124	210,124
Borrowings	—	2,230,119	2,230,119
Total	50,342	4,717,309	4,767,651

As of December 31, 2023 (in $ thousands)	Amortized cost	Assets at fair value through profit or loss	Assets at fair value through OCI	Total
(i) Assets as per statement of financial position
Receivables	472,384	—	—	472,384
Derivative financial instruments	—	15,406	—	15,406
Trade receivables	2,065,499	—	—	2,065,499
Other investments	883,513	142,677	1,160,230	2,186,420
Cash and cash equivalents	1,367,235	478,778	—	1,846,013
Total	4,788,631	636,861	1,160,230	6,585,722

As of December 31, 2023 (in $ thousands)	Liabilities at fair value through profit or loss	Amortized cost	Total
(ii) Liabilities as per statement of financial position
Other liabilities	—	487,792	487,792
Trade payables	—	2,159,647	2,159,647
Derivative financial instruments	8,220	—	8,220
Finance lease liabilities	—	241,087	241,087
Borrowings	—	2,146,414	2,146,414
Total	8,220	5,034,940	5,043,160

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
29.    FINANCIAL RISK MANAGEMENT (continued)
Fair Value by Hierarchy
Following the requirements contained in IFRS 13, Ternium categorizes each class of financial instrument measured at fair value in the statement of financial position into three levels, depending on the significance of the judgment associated with the inputs used in making the fair value measurements:

–Level 1 comprises financial assets and financial liabilities whose fair values have been determined on the basis of quoted prices (unadjusted) in active markets for identical assets or liabilities.

–Level 2 includes financial assets and financial liabilities for which fair values have been estimated using inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

–Level 3 comprises financial instruments for which inputs to estimate fair value of the assets or liabilities are not based on observable market data (unobservable inputs).

The following table presents the assets and liabilities that are measured at fair value as of December 31, 2024 and 2023:

	Fair value measurement as of December 31, 2024 (in $ thousands):
Description	Total	Level 1	Level 2	Level 3 (*)

Financial assets at fair value through profit or loss / OCI
Cash and cash equivalents	423,927	423,927	—	—
Other investments	1,633,797	1,501,389	131,866	542
Derivative financial instruments	4,483	—	4,483	—

Total assets	2,062,207	1,925,316	136,349	542

Financial liabilities at fair value through profit or loss / OCI
Derivative financial instruments	50,342	—	50,342	—

Total liabilities	50,342	—	50,342	—

	Fair value measurement as of December 31, 2023 (in $ thousands):
Description	Total	Level 1	Level 2	Level 3 (*)

Financial assets at fair value through profit or loss / OCI
Cash and cash equivalents	478,778	478,778	—	—
Other investments	1,302,907	1,086,319	197,743	18,845
Derivative financial instruments	15,406	—	15,406	—

Total assets	1,797,091	1,565,097	213,149	18,845

Financial liabilities at fair value through profit or loss / OCI
Derivative financial instruments	8,220	—	8,220	—

Total liabilities	8,220	—	8,220	—
(*) The fair value of financial instruments classified as level 3 is not obtained from observable market information, but from measurements of the asset portfolio at market value provided by the fund manager. The evolution of such instruments during the years ended December 31, 2024 and 2023, corresponds to the initial investment and to the changes in its fair value, as follows:

	Guarantee fund companies	Non - U.S. government securities

As of December 31, 2023	983	17,862
Disinvestment	(1,484)	(7,901)
Interest accrued	—	—
Changes in fair value	1,240	—
Reclassifications	—	(9,961)
Net foreign exchange gain	(197)	—
At December 31, 2024	542	—

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
29.    FINANCIAL RISK MANAGEMENT (continued)

There were no significant transfers between Level 1 and Level 2 of the fair value hierarchy there were no transfers from Level 1 to Level 3 and there were transfers of Non-U.S. Government securities from Level 3 to Level 2.

The fair value of financial instruments traded in active markets is based on quoted market prices at the reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by Ternium is the current mid-price. These instruments are included in Level 1 and comprise primarily corporate and sovereign debt securities.

The fair value of financial instruments that are not traded in an active market (such as certain debt securities, certificates of deposits with original maturity of more than three months, forward and interest rate derivative instruments) is determined by using valuation techniques which maximize the use of observable market data when available and rely as little as possible on entity specific estimates. If all significant inputs required to value an instrument are observable, the instrument is included in Level 2. Ternium values its assets and liabilities included in this level using mid prices, interest rate curves, broker quotations, current exchange rates and forward rates volatilities obtained from market contributors as of the valuation date.

If one or more of the significant inputs are not based on observable market data, the instruments are included in Level 3. Ternium values its assets and liabilities in this level using observable market inputs, information provided by fund managers and management assumptions which reflect the Company’s best estimate on how market participants would price the asset or liability at measurement date.

3) Accounting for derivative financial instruments and hedging activities

Depending on the nature of the hedged item, Ternium either recognizes its derivative financial instruments’ transactions in the statement of financial position at cost and subsequently measures changes on a monthly basis at fair value, or undertakes hedge accounting, classifying these transactions as cash flow hedges. While changes in fair value are disclosed under “Other financial income (expenses), net” line item in the income statement, changes in transactions classified as cash flow hedges are disclosed as an equity reserve in the statement of comprehensive income. Ternium does not hedge its net investments in foreign entities.

Ternium designates certain derivatives as hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction. These transactions are classified as cash flow hedges (mainly capital expenditures). The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized within other comprehensive income. Amounts accumulated in other comprehensive income are recognized in the income statement in the same period than any offsetting losses and gains on the hedged item. Once the hedged item gets settled, the gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Ternium derivative financial instruments (asset or liability) continues to be reflected on the statement of financial position.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
29.    FINANCIAL RISK MANAGEMENT (continued)

For transactions designated and qualifying for hedge accounting, Ternium documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. The Company also documents its assessment, on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. As of December 31, 2024 and 2023, the effective portion of designated cash flow hedges (net of taxes) amounted to $ (37.3) million and $ 15.9 million, respectively, and were included under "changes in the fair value of derivatives classified as cash flow hedges" line item in the statement of comprehensive income (see Note 27 (a)).

The fair values of various derivative instruments used for hedging purposes are disclosed in Note 22. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.

Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the income statement.

4) Fair value estimation

The estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

For the purpose of estimating the fair value of financial assets and liabilities with maturities of less than one year, the Company uses the market value less any estimated credit adjustments. For other investments, the Company uses quoted market prices.

As most borrowings incorporate floating rates that approximate market rates and the contractual repricing occurs mostly every one month, the fair value of the borrowings approximates their carrying amount and it is not disclosed separately.

In assessing the fair value of derivatives and other financial instruments, Ternium uses a variety of methods, including, but not limited to, estimated discounted value of future cash flows using assumptions based on market conditions existing at each year-end.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
30.    FOREIGN EXCHANGE RESTRICTIONS IN ARGENTINA

Ternium’s Argentine subsidiary, Ternium Argentina S.A., is currently operating in a complex and volatile economic environment.

Between September 2019 and December 13, 2023, the Argentine government imposed significant restrictions on foreign exchange transactions. Although after a new administration took office in Argentina in December 2023 certain restrictions were eased and other changes to such regulations are expected, at the date of these Consolidated Financial Statements the application of existing foreign exchange regulations remains uncertain and the scope and timing of upcoming changes remain unknown. The main currently applicable measures are described below:

• Access to the Argentine foreign exchange market (“MULC”) to pay for imports of services rendered by related and non-related parties (including royalties) on or before December 12, 2023, is subject to Argentine Central Bank approval. Currently, these approvals are rarely, if ever, granted. Access to the MULC to pay for imports of services that were rendered or accrued as from December 13, 2023, does not require government approval, but payment is deferred 30 calendar days as from the date of supply or accrual of the service (if the service was rendered by a non-related party) or 180 calendar days (if rendered by a related party).

• In the context of high, but decelerating, inflation during 2024, restrictions of access to the MULC to pay for imports of goods remain, but have been gradually made more flexible. The price for imports with customs clearance on or after October 21, 2024, may be paid in full as from on the 30th day from the date of customs clearance. In addition, the price for imports with customs clearance between August 1 and October 20, 2024, may be paid in two equal installments on the 30th and 60th day from the date of customs clearance, and the price for imports with customs clearance between December 13, 2023, and July 31, 2024, may be paid in four equal installments payable on the 30th, 60th, 90th and 120th day from the date of customs clearance. Access to the MULC to pay for imports that obtained customs clearance on or before December 12, 2023, continues to require Argentine Central Bank approval.

• Foreign currency proceeds derived from exports of goods must be sold into the MULC and converted into Argentine pesos within 60 days (if made to related parties) or 180 days (if made to unrelated parties) from shipment date, or, if collected earlier, within five days of collection. Foreign currency proceeds from exports of services must be sold into the MULC and converted into Argentine pesos within five business days of collection. As from December 13, 2023, up to 20% of export of goods or services proceeds can be sold for Argentine pesos through securities transactions resulting in a higher implicit exchange rate, as described further below. This percentage has changed over time.

• Access to the MULC to make dividend payments requires prior Argentine Central Bank approval. When required, Argentine Central Bank approvals are rarely, if ever, granted.

Ternium Argentina carries out all of its import and export transactions through the MULC. Therefore, assets and liabilities in foreign currency as of December 31, 2024, have been valued considering the official exchange rates at the end of the period.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
30.    FOREIGN EXCHANGE RESTRICTIONS IN ARGENTINA (continued)

Under Ternium Argentina’s annual accounts as of December 31, 2024, and for the year then ended, revenues amounted to $ 2,212 million (2023: $ 3,419 million), net profit from continuing operations to $ 149 million (2023: $ 686 million), total assets to $ 5,726 million (2023: $ 5,083 million), total liabilities to $ 790 million (2023: $ 759 million) and shareholders’ equity to $ 4,936 million (2023: $ 4,324 million).

Ternium Argentina’s cash and cash equivalents and other investments amounted to $ 1,293 million as of December 31, 2024, broken down as follows:
- $ 1,275 million in U.S. dollars-denominated instruments in sovereign bonds issued by the Argentine Government and payable in U.S. dollars, and Argentine Treasury bonds related to the official exchange rate. The U.S. dollar value of these instruments recorded in Ternium’s consolidated financial statements is based on their Argentine peso local market price, converted to the U.S. dollar at the ARS/$ official exchange rate. Therefore, the valuation of such investments is subject to the volatility of the Argentine financial market and currency exchange rates, leading to a potential significant reduction of such value in the consolidated financial statements.
- $ 17 million in Argentine pesos-denominated instruments.
- $ 1 million in negotiable obligations and promissory notes issued by Argentine export driven companies in U.S. dollars and mainly payable in Argentine pesos.

Ternium Argentina’s financial position in ARS as of December 31, 2024, amounted to $ 218 million in monetary assets and $ 184 million in monetary liabilities. All of Ternium Argentina’s ARS-denominated assets and liabilities are valued at the prevailing official exchange rate. In the event of a devaluation, Ternium Argentina may be adversely affected, and will also suffer a loss on deferred tax charge as a result of a deterioration on the tax value of their fixed assets. At this time, the Company is unable to estimate all impacts of a new devaluation of the Argentine peso against the U.S. dollar.

On April 24, 2023, Ternium Argentina’s board of directors approved the payment of a dividend in kind in US dollar-denominated Argentine bonds for a total amount of up to $ 624 million. On May 4, 2023, Ternium received its share of the dividend in kind. Considering the impact of foreign exchange restrictions in Argentina and based on the value of the bonds in the international market, Ternium recorded in its equity a negative reserve as of the collection date. With the disposal of a portion of these instruments, the Company partially reclassified such reserve to financial results. As of December 31, 2024, the equity reserve was fully reclassified to financial results upon disposal of these remaining bonds.

This context of volatility and uncertainty remains in place as of the issue date of these Consolidated Financial Statements. Management continues to monitor closely the evolution of the main variables affecting its business, identifying the potential impact thereof on its financial and economic situation and determining the appropriate course of action in each case. The Company’s Consolidated Financial Statements should be read taking into account these circumstances.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
31.    SUBSEQUENT EVENTS

a. Annual Dividend Proposal

Upon approval of the Company´s 2024 annual accounts, the Board of Directors intends to propose, for the approval of the Annual General Shareholders' meeting to be held on May 6, 2025, the payment of an annual dividend of $ 0.27 per share ($ 2.70 per ADS), or approximately $ 530 million, which includes the interim dividend of $0.09 per outstanding share ($0.90 per ADS) or approximately $ 177 million, paid on November 21, 2024. If the annual dividend is approved by the shareholders, a dividend of $ 0.18 per share ($ 1.80 per ADS), or approximately $ 353 million will be paid on May 14, 2025, with an ex-dividend date of May 9, 2025. These Consolidated Financial Statements do not reflect this dividend payable.

b. Recently Announced Tariffs on Imports in the United States

On February 1, 2025, the U.S. government announced the imposition, through the International Emergency Economic Powers Act (IEEPA), of across-the-board tariffs applicable to all products imported from Mexico, Canada and China. As of the date of this financial statements, Mexican and Canadian products that comply with USMCA preferential rules of origin, are exempt from this tariff. Further, the Trump administration announced that the U.S. would implement reciprocal tariffs with trading partners by April 2025.

In addition, on March 12, 2025, the U.S. government imposed a 25% tariff on virtually all imports of steel and on certain steel derivatives, revoking previously negotiated country-specific exemptions and quota arrangements.

Other countries have announced retaliatory tariffs against U.S. exports. It is also anticipated that parties may bring litigation regarding the timeliness and appropriateness of the Trump administration’s actions. In light of the foregoing uncertainties, Ternium is unable at this time to predict the evolution or ultimate outcome of these developments or to quantify the impact that the new tariffs and measures would have on its business or financial condition.

/s/ Pablo Brizzio
Pablo Brizzio
Chief Financial Officer

TERNIUM S.A.

Société Anonyme

Audited Annual Accounts
as of December 31, 2024

26 Boulevard Royal 4th floor
L-2449 Luxembourg
R.C.S. Luxembourg B-98-668
Corporate capital: USD 2.004.743.442

TERNIUM S.A.
Audited annual accounts as of December 31, 2024
(All amounts in USD)

# INDEX TO THE ANNUAL ACCOUNTS

| | Page |
|---|---|
| Audit report | 2 |
| Balance sheet | 5 |
| Profit and loss account | 6 |
| Notes to the annual accounts | 7 |

## Audit report

To the Shareholders of
**TERNIUM S.A.**

### Our opinion

In our opinion, the accompanying annual accounts give a true and fair view of the financial position of TERNIUM S.A. (the "Company") as at 31 December 2024, and of the results of its operations for the year then ended in accordance with Luxembourg legal and regulatory requirements relating to the preparation and presentation of the annual accounts.

*What we have audited*

The Company's annual accounts comprise:

- the balance sheet as at 31 December 2024;
- the profit and loss account for the year then ended; and
- the notes to the annual accounts, which include a summary of significant accounting policies.

### Basis for opinion

We conducted our audit in accordance with the Law of 23 July 2016 on the audit profession (Law of 23 July 2016) and with International Standards on Auditing (ISAs) as adopted for Luxembourg by the "Commission de Surveillance du Secteur Financier" (CSSF). Our responsibilities under the Law of 23 July 2016 and ISAs as adopted for Luxembourg by the CSSF are further described in the "Responsibilities of the "Réviseur d'entreprises agréé" for the audit of the annual accounts" section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

We are independent of the Company in accordance with the International Code of Ethics for Professional Accountants, including International Independence Standards, issued by the International Ethics Standards Board for Accountants (IESBA Code) as adopted for Luxembourg by the CSSF together with the ethical requirements that are relevant to our audit of the annual accounts. We have fulfilled our other ethical responsibilities under those ethical requirements.

### Responsibilities of the Board of Directors and those charged with governance for the annual accounts

The Board of Directors is responsible for the preparation and fair presentation of the annual accounts in accordance with Luxembourg legal and regulatory requirements relating to the preparation and presentation of the annual accounts, and for such internal control as the Board of Directors determines is necessary to enable the preparation of annual accounts that are free from material misstatement, whether due to fraud or error.

*PricewaterhouseCoopers, Société coopérative, 2 rue Gerhard Mercator, B.P. 1443, L-1014 Luxembourg*
*T : +352 494848 1, F : +352 494848 2900, www.pwc.lu*

*Cabinet de révision agréé. Expert-comptable (autorisation gouvernementale n°10028256)*
*R.C.S. Luxembourg B 65 477 - TVA LU25482518*

In preparing the annual accounts, the Board of Directors is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

**Responsibilities of the "Réviseur d'entreprises agréé" for the audit of the annual accounts**

The objectives of our audit are to obtain reasonable assurance about whether the annual accounts as a whole are free from material misstatement, whether due to fraud or error, and to issue an audit report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Law of 23 July 2016 and with ISAs as adopted for Luxembourg by the CSSF will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these annual accounts.

As part of an audit in accordance with the Law of 23 July 2016 and with ISAs as adopted for Luxembourg by the CSSF, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

- identify and assess the risks of material misstatement of the annual accounts, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;

- obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control;

- evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors;

- conclude on the appropriateness of the Board of Directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our audit report to the related disclosures in the annual accounts or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our audit report. However, future events or conditions may cause the Company to cease to continue as a going concern;

- evaluate the overall presentation, structure and content of the annual accounts, including the disclosures, and whether the annual accounts represent the underlying transactions and events in a manner that achieves fair presentation.

3

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate to them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

PricewaterhouseCoopers, Société coopérative
Represented by

Luxembourg, 18 February 2025

Electronically signed by:
Magalie Cormier

Magalie Cormier

4

TERNIUM S.A.
Audited annual accounts as of December 31, 2024
(All amounts in USD)

# Balance sheet as of December 31, 2024

| | | Notes | 31/12/2024 USD | 31/12/2023 USD |
|---|---|---|---|---|
| | **ASSETS** | | | |
| C. | **Fixed assets** | | | |
| III. | Financial assets | | | |
| 1. | Shares in affiliated undertakings | 2.4 & 3 | 3.874.418.314 | 4.511.478.482 |
| | | | 3.874.418.314 | 4.511.478.482 |
| D. | **Current assets** | | | |
| II. | Debtors | 2.5 | | |
| 2. | Amounts owed by affiliated undertakings | | | |
| | a) becoming due and payable within one year | 4 | 10.964.799 | 8.046.776 |
| 4. | Other debtors | | | |
| | a) becoming due and payable within one year | | 71.997 | 19.828 |
| III. | Investments | 2.6 | | |
| 2. | Own shares | 7 | 59.599.747 | 59.599.747 |
| | | | 70.636.543 | 67.666.351 |
| IV. | Cash at bank and in hand | | 2.512.963 | 1.116.980 |
| | **Total assets** | | **3.947.567.820** | **4.580.261.813** |
| | **CAPITAL, RESERVES AND LIABILITIES** | | | |
| A | **Capital and reserves** | 5 | | |
| I. | Subscribed capital | | 2.004.743.442 | 2.004.743.442 |
| II. | Share premium account | | 1.414.121.505 | 1.414.121.505 |
| IV. | Reserves | | | |
| 1. | Legal reserve | 6 | 200.474.346 | 200.474.346 |
| 2. | Reserve for own shares | | 59.599.747 | 59.599.747 |
| V. | Profit or loss brought forward | | 408.252.950 | 1.087.644.480 |
| VI. | Profit or loss for the financial year | | (49.517.022) | (31.576.194) |
| VII. | Interim dividends | | (176.676.910) | (215.938.445) |
| | | | 3.860.998.058 | 4.519.068.881 |
| B. | **Provisions** | | | |
| 1. | Provisions for pensions and similar obligations | 2.7 | 50.331.259 | 45.832.754 |
| | | | 50.331.259 | 45.832.754 |
| C. | **Creditors** | 2.8 | | |
| 6. | Amounts owed to affiliated undertakings | | | |
| | a) becoming due and payable within one year | 4 | 11.221.957 | 11.781.009 |
| 8. | Other creditors | | | |
| | a) Tax authorities | 9 | 21.435.929 | - |
| | c) Other creditors | | | |
| | i) becoming due and payable within one year | | 3.580.617 | 3.579.169 |
| | | | 36.238.503 | 15.360.178 |
| | **Total capital, reserves and liabilities** | | **3.947.567.820** | **4.580.261.813** |

The accompanying notes form an integral part of these annual accounts.

5

TERNIUM S.A.

Audited annual accounts as of December 31, 2024

(All amounts in USD)

# Profit and loss account for the year ended December 31, 2024

| | Notes | 31/ 12/ 2024<br>USD | 31/ 12/ 2023<br>USD |
|---|---|---|---|
| 8. Other operating expenses | 8 | (26.288.645) | (30.277.666) |
| 11. Other interest receivable and similar income | | | |
| a) derived from affiliated undertakings | | 730.891 | 1.319.083 |
| b) other interest and similar income | | 1.551.421 | 1.431.235 |
| 14. Interest payable and similar expenses | | | |
| a) concerning affiliated undertakings | | (4.062.726) | (4.042.186) |
| 15. Tax on profit or loss | | (21.435.929) | - |
| 16. Profit or loss after taxation | | (49.504.988) | (31.569.534) |
| 17. Other taxes not shown under items 1 to 16 | 9 | (12.033) | (6.660) |
| 18. Profit or loss for the financial year | | **(49.517.022)** | **(31.576.194)** |

The accompanying notes form an integral part of these annual accounts.

6

TERNIUM S.A.
Audited annual accounts as of December 31, 2024
(All amounts in USD)

# Notes to the annual accounts

## Note 1 – General information

Ternium S.A. (hereafter the "Company" or "Ternium"), was incorporated on December 22, 2003, to hold investments in flat and long steel manufacturing and distributing companies for an unlimited period. The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1,00 per share. As of December 31, 2024, there were 2.004.743.442 shares issued. All issued shares are fully paid.

Following a corporate reorganization carried out during fiscal year 2005, in January 2006 the Company successfully completed its registration process with the United States Securities and Exchange Commission ("SEC"). Ternium's ADSs began trading on the New York Stock Exchange under the symbol "TX" on February 1, 2006. The Company's initial public offering was settled on February 6, 2006.

The financial year of the Company starts on January 1 and ends on December 31 of each year.

The Company also prepares consolidated financial statements, which are published according to the provisions of the Luxembourg Law.

7

TERNIUM S.A.
Audited annual accounts as of December 31, 2024
(All amounts in USD)

**Note 2 - Summary of significant accounting policies**

## 2.1 Basis of presentation

These annual accounts have been prepared in accordance with Luxembourg legal requirements and accounting standards under the historical cost convention.

Accounting policies and valuation rules are, besides the ones laid down by the law of December 19, 2002, as amended on December 18, 2015, determined and applied by the Board of Directors.

## 2.2 Foreign currency translation

The Company maintains its books and records in USD. Transactions expressed in currencies other than USD are translated into USD at the exchange rate effective at the time of the transaction. Formation expenses and long-term assets expressed in currencies other than USD are translated into USD at the exchange rate effective at the time of the transaction. At the balance sheet date, these assets remain translated at historical exchange rates. Cash at bank is translated at the exchange rate effective at the balance sheet date. Exchange losses and gains are recorded in the profit and loss account of the year. Other assets and liabilities are translated separately respectively at the lower or at the higher of the value converted at the historical exchange rate or the value determined on the basis of the exchange rates effective at the balance sheet date. Solely the unrealized exchange losses are recorded in the profit and loss account. The exchange gains are recorded in the profit and loss account at the moment of their realization. Where there is an economic link between an asset and liability, these are valued in total according to the method described above and the net unrealized losses are recorded in the profit and loss account whereas the net unrealized exchange gains are not recognized.

## 2.3 Tangible assets

Tangible assets are recognized at purchase price or construction cost less accumulated depreciation; purchase price includes expenditure that is directly attributable to the acquisition of the items. Depreciation is calculated for each asset over its estimated useful life, which is, in average, 10 years for buildings and 5 years for other fixtures and fittings, tools and equipment.

Where the Company considers that a tangible fixed asset has suffered a durable depreciation in value, an additional write-down is recorded to reflect this loss. These value adjustments are not continued if the reasons for which the value adjustments were made have ceased to apply.

## 2.4 Financial assets

Shares in affiliated undertakings are valued at purchase or contribution price including the expenses incidental thereto. Loans to affiliated undertakings are stated at nominal value.

Whenever necessary the Company conducts impairment test on its financial assets in accordance with Luxembourg regulations.
In the case of durable depreciation in value according to the opinion of the Board of Directors, value

8

TERNIUM S.A.
Audited annual accounts as of December 31, 2024
(All amounts in USD)

adjustments are made in respect of financial assets, so that they are valued at the lower figure to be attributed to them at the balance sheet date. These value adjustments are not continued if the reasons for which the value adjustments were made have ceased to apply.

### 2.5 Debtors

Amounts owed by affiliated undertakings and other debtors are valued at nominal value. They are subject to value adjustments when their recovery is compromised. These value adjustments are not continued if the reasons for which the value adjustments were made have ceased to apply.

### 2.6 Investments

Investments are valued at the lower of purchase price, including expenses incidental thereto and calculated on the basis of weighted average prices, or market value, expressed in the currency in which the annual accounts are prepared. A value adjustment is recorded where the market value is lower than the purchase price. These value adjustments are not continued if the reasons for which the value adjustments were made have ceased to apply.

### 2.7 Provisions for pensions and similar obligations

### 2.8 Creditors

Creditors are recorded at their reimbursement value. When the amount repayable on account is greater than the amount received, the difference is shown as an asset and is written off over the period of the debt based on a linear method.

9

TERNIUM S.A.
Audited annual accounts as of December 31, 2024
(All amounts in USD)

**Note 3- Financial Assets**

On December 7, 2010, the Company entered into a master credit agreement with Ternium Investments S.à r.l. ("Ternium Investments") pursuant to which, upon request from Ternium, Ternium Investments may, but shall not be required to, from time to time make loans to Ternium. Any loan under the master credit agreement may be repaid or prepaid from time to time through a reduction of the capital of Ternium Investments by an amount equivalent to the amount of the loan then outstanding (including accrued interest). As a result of the cancellations of loans granted to Ternium, the reductions in the capital of Ternium Investments made on June 10, 2024, and November 25, 2024, amounted to USD 451.421.524 and USD 185.638.644, respectively.

The financial assets of the Company as of December 31, 2024, consist of:

| Company | Country | % of beneficial ownership | Book value at 31.12.2023 | Net (Decreases) / Additions USD | Book value at 31.12.2024 USD | Equity at 31.12.2024 USD |
|---|---|---|---|---|---|---|
| Ternium Investments S.à r.l. | Luxembourg | 100.00% | 4.511.478.482 | (637.060.168) | 3.874.418.314 | 7.346.994.567 |
| **Shares in affiliated undertakings** | | | **4.511.478.482** | **-637.060.168** | **3.874.418.314** | **7.346.994.567** |

Management has assessed the fair value of the investments held as of December 31, 2024, and concluded that no impairment nor reversal of impairment was required based on the current conditions of the markets in which the subsidiary of the company develops its activities.

**Note 4 – Balances with affiliated undertakings**

| | December 31, 2024 - USD | December 31, 2023 - USD |
|---|---|---|
| **Assets** | | |
| Becoming due and payable within one year | | |
| Debtors | | |
| Ternium Investments S.à r.l. | 10.964.799 | 7.643.998 |
| Ternium Brasil Ltda. | - | 402.778 |
| | **10.964.799** | **8.046.776** |
| **Liabilities** | | |
| Becoming due and payable within one year | | |
| Creditors | | |
| Ternium Argentina S.A. | 5.457.978 | 9.526.654 |
| Soluciones Integrales de Gestión S.A. (SIGSA) | 5.720.027 | 2.244.675 |
| Usinas Siderúrgicas de Minas Gerais S.A. | 30.749 | - |
| Ternium Investments S.à r.l. | 10.515 | 9.680 |
| Ternium Mexico, S.A. de C.V. | 2.687 | - |
| | **11.221.957** | **11.781.009** |

10

TERNIUM S.A.
Audited annual accounts as of December 31, 2024
(All amounts in USD)

## Note 5 - Capital and reserves

| | Subscribed Capital | Share premium | Legal reserve | Reserve for own shares or own corporate units (1) | Profit or loss brought forward | Result for the financial year | Interim dividends | Total capital and reserves |
|---|---|---|---|---|---|---|---|---|
| **Balance at December 31, 2023** | **2.004.743.442** | **1.414.121.505** | **200.474.346** | **59.599.747** | **1.087.644.480** | **(31.576.194)** | **(215.938.445)** | **4.519.068.881** |
| Allocation of previous year results (2) | - | - | - | | (247.514.639) | 31.576.194 | 215.938.445 | - |
| Payment of dividends (2) | - | - | - | - | (431.876.891) | - | - | (431.876.891) |
| Payment of dividends (3) | - | - | - | - | - | - | (176.676.910) | (176.676.910) |
| Loss for the year | - | - | - | | - | (49.517.022) | - | (49.517.022) |
| **Balance at December 31, 2024** | **2.004.743.442** | **1.414.121.505** | **200.474.346** | **59.599.747** | **408.252.950** | **(49.517.022)** | **(176.676.910)** | **3.860.998.058** |

(1) As of December 31, 2024, the Company held 41.666.666 shares as treasury shares.
(2) As approved by the Annual General Meeting of Shareholders held on April 30, 2024.
(3) As approved by the Board of Directors held on November 5, 2024.

## Note 6 – Legal Reserve

In accordance with Luxembourg law, the Company is required to set aside a minimum of 5% of its annual net profit for each financial period to a legal reserve. This requirement ceases to be necessary once the balance of the legal reserve has reached 10% of the Company's issued share capital. As of December 31, 2024, this reserve reached the above-mentioned threshold, the legal reserve is not available for distribution to shareholders.

## Note 7 – Reserve for own shares

In accordance with the law, the company has created a non-distributable reserve included in the account "reserve for own shares" for an amount of USD 59.599.747.

## Note 8 – Other Operating Expenses

| | December 31, 2024<br>USD | December 31, 2023<br>USD |
|---|---|---|
| Services and fees | 21.059.320 | 25.092.386 |
| Senior management and board of directors' accrued fees | 4.332.615 | 4.491.778 |
| Other expenses | 896.710 | 693.502 |
| **Total** | **26.288.645** | **30.277.666** |

Services and fees are mainly composed of professional, audit and legal services.

## Note 9 – Taxes

For the financial year ended December 31, 2024, the Company did not realize any profits subject to tax charges in Luxembourg.

The entity belongs to a group that is within the scope of the EU/OECD Pillar Two model rules. Pillar Two legislation was enacted in Luxembourg, the jurisdiction in which the company is incorporated, which has come into effect for fiscal years starting on or after 31 December 2023.
Under the legislation, the Company is liable to pay a top-up tax for the difference between its Pillar Two effective tax rate per jurisdiction and the 15% minimum tax rate.
The Company assessed the impact of the Pillar Two rules and concluded the recognition of an increase of current taxes of USD 21.435.929, with maturity date during 2026. This value reflects the Company's best estimate based on currently available information.

11

TERNIUM S.A.
Audited annual accounts as of December 31, 2024
(All amounts in USD)

The management of the Company recognizes based on the last filed tax return that the Company has USD 2.170 million of carried forward tax losses available as at 31 December 2023 and estimates approximately USD 26,7 million of additional tax losses for the current year 2024.
Regarding the portion of the aforementioned losses that have been generated as from tax year 2017 (approximately USD 190 million), that amount can be carried forward for the seventeen years following the tax year in which the losses arose.

**Note 10 – Income from financial fixed assets derived from affiliated undertakings**

During the period, the Company did not receive any dividends.

**Note 11 – Own shares**

The Company has an authorized share capital of a single class of 3,5 billion shares having a nominal value of USD 1,00 per share. As of December 31, 2024, there were 2.004.743.442 shares issued. All issued shares are fully paid. Also, as of December 31, 2024, the Company held 41.666.666 shares as treasury shares.

**Note 12 – Parent Company**

**Note 13 – Contingencies and commitments**

13.1. Commitments

Techgen S.A. de C.V is a Mexican natural gas-fired combined cycle electric power plant owned by Ternium (48%), Tenaris S.A. (22%) and Tecpetrol International S.A. (30%) (a wholly owned subsidiary of San Faustin S.A., the controlling shareholder of both Ternium and Tenaris).

12

TERNIUM S.A.
Audited annual accounts as of December 31, 2024
(All amounts in USD)

**Note 14 – Subsequent events**

14.1. Annual Dividend Proposal

Upon approval of the Company´s 2024 annual accounts, the Board of Directors intends to propose, for the approval of the Annual General Shareholders' meeting to be held on May 6, 2025, the payment of an annual dividend of USD 0,27 per share (USD 2,70 per ADS), or approximately USD 530 million, which includes the interim dividend of USD 0,09 per outstanding share (USD 0,90 per ADS) or approximately USD 177 million, paid on November 21, 2024. If the annual dividend is approved by the shareholders, a dividend of USD 0,18 per share (USD 1,80 per ADS), or approximately USD 353 million will be paid on May 14, 2025, with an ex-dividend date of May 9, 2025. These Financial Statements do not reflect this dividend payable.

14.2. Recently Announced 25% Tariff on Steel Imports in the United States

On February 1, 2025, the U.S. government announced the imposition of flat tariffs applicable to all products imported from Mexico and Canada, but subsequently suspended the effectiveness of such tariffs for one month.

On February 10, 2025, the U.S. government announced changes to the tariffs applicable to imported steel products, including those produced and sold by the Company, effective March 12, 2025. If they enter into effect, the changes would impose a 25% tariff on virtually all steel imports, including certain downstream ("derivative") products. Exclusions that currently exempt specific products and countries from the existing tariffs would end under the announced plan.

On February 13, 2025, President Trump announced that he will take executive action in the future to implement a reciprocal tariff scheme, without providing any further details.

The announced tariffs on steel imports and any future reciprocal tariffs could affect market prices and dynamics, supply chains, and cost structures. However, implementation is still uncertain. Negotiations between trading partners on this matter are also not unlikely. The potential for litigation or international retaliation introduces further uncertainties. In this context, the Company is unable at this time to predict the evolution or ultimate outcome of these developments, or to quantify the impact that the announced measures, if maintained, would have on its business or financial condition.

Pablo Brizzio
Chief Financial Officer

13

Intentionally left blank.

www.ternium.com